
10010033

Solid Performance. Strongly Positioned.

Nordson Corporation 2009 Annual Report


Nordson



Contents







Nordson delivers precision technology solutions to help customers succeed worldwide.

ABOUT NORDSON

Nordson Corporation (Nasdaq: NDSN) is one of the world's leading manufacturers of equipment used for precision dispensing, testing and inspection, surface preparation and curing. Nordson's technology-based systems can be found in production facilities around the world. Nordson serves many diverse markets, including the appliance, bookbinding, cell phone, container, converting, electronics, energy, food and beverage, furniture, life sciences, medical, metal finishing, nonwoven, packaging, semiconductor, solar energy and transportation industries.

Nordson's strategy for long-term growth is based on a customer-driven focus and a global mindset. Headquartered in Westlake, Ohio, Nordson markets its products through a network of direct operations in more than 30 countries. Consistent with this strategy, more than 70 percent of Nordson's revenues are generated from outside the United States. Principal manufacturing facilities are located in the United States in California, Georgia, New Jersey, Ohio and Rhode Island, as well as in China, Germany, India, The Netherlands and the United Kingdom.

'09 Financial Overview

FISCAL 2009 SALES



$250
$200
$150
$100
$50
$0
millions
Q1
Q2
Q3
Q4

FISCAL 2009 OPERATING PROFIT*



$50
$40
$30
$20
$10
$0
millions
20%
17%
14%
11%
8%
5%
Q1
Q2
Q3
Q4*
Operating Profit
Operating Margin

FISCAL 2009 DILUTED EARNINGS PER SHARE*



$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Q1
Q2
Q3
Q4*

*excludes non-cash charges for impairment of goodwill and other long-lived assets

	2009	2008	2007
OPERATIONS			
Sales	**$ 819,165**	$ 1,124,829	$ 993,649
Net income (loss)	**$ (160,055)**	$ 117,504	$ 90,692
Average number of common shares and common-share equivalent (000s)	**33,565**	34,307	34,182
Diluted earnings per share	**$ (4.77)**	$ 3.43	$ 2.65
Dividends per share	**$ 0.7375**	$ 0.73	$ 0.70
Adjusted net income and diluted earnings per share[1]			
Net income (loss), as reported	**$ (160,055)**	$ 117,504	$ 90,692
Goodwill and long-lived asset impairment charges	**237,927**	-	-
Adjusted net income	**$ 77,872**	$ 117,504	$ 90,692
Diluted earnings (loss) per share, as reported	**$ (4.77)**	$ 3.43	$ 2.65
Goodwill and long-lived asset impairment charges	**7.09**	-	-
Pro forma effect of dilution on earnings as adjusted[2]	**(0.01)**	-	-
Adjusted diluted earnings per share	**$ 2.31**	$ 3.43	$ 2.65
FINANCIAL POSITION			
Working capital	**$ 190,249**	$ 180,317	$ 180,010
Total assets	**$ 890,674**	$ 1,166,669	$ 1,211,840
Long-term debt	**$ 152,260**	$ 238,550	$ 302,840
Total shareholders' equity	**$ 369,976**	$ 574,112	$ 531,117
RATIOS			
Current	**2.22**	1.88	1.78
Total debt to total capital	**0.30**	0.33	0.40
Return on average shareholders' equity	**(28)%**	20%	19%
Market value per share at fiscal year end	**$ 52.77**	$ 36.93	$ 53.50
OTHER			
Employees	**3,681**	4,200	4,089
Shares outstanding	**33,678**	33,708	33,710

[1] Non-GAAP Disclosure Reconciliation – Adjusted (non-GAAP) net income (loss) and adjusted diluted earnings per share are measures of earnings that differ from net income (loss) and diluted earnings per share measured in accordance with generally accepted accounting principles (GAAP). Adjusted net income (loss) and adjusted diluted earnings per share exclude goodwill and long-lived asset impairment charges. Management believes that both adjusted net income (loss) and adjusted diluted earnings per share assist in understanding the results of operations of Nordson Corporation. In addition, management and the board evaluate results using both adjusted and non-adjusted results.

[2] Our loss per share for generally accepted accounting principles (GAAP) does not allow for the inclusion of the dilutive effect of shares in the denominator of our per share calculation since this effect would result in a reduction of the loss per share. The pro forma effect of dilution on earnings as adjusted is included in the reconciliation of our non-GAAP measure so that earnings as adjusted reflects the impact of any applicable dilutive shares.

Companies worldwide were faced with unprecedented challenges in 2009. Nordson's management team and employees acted swiftly and responsibly to meet those challenges, delivering solid performance during the year and leaving the company strongly positioned for sustained profitable growth in the future. Nordson's core strengths are intact, and I am pleased to report that Nordson begins 2010 fully prepared to perform and take full advantage of the global recovery as it occurs.



Edward P. Campbell
Chairman, President and Chief Executive Officer

Letter to

Prior to the collapse of credit markets in the fall of 2008 and the corresponding rapid deterioration of demand in global markets, Nordson had begun a company wide initiative to improve operating performance. We accelerated and broadened this effort during 2009, with added focus on reducing spending to preserve cash and restructuring to achieve permanent improvements, all while protecting high-value customer-facing personnel to maintain or expand market share.

This strategy allowed us to deliver solid performance during 2009:

- Sales for the year were $819 million with sequential improvement in each of the year's four quarters. Growth strategies and new product initiatives contributed to comparatively stable demand in consumer non-durable end markets and for replacement parts and consumables. Sales to technology customers began to improve by the year's end.
- Gross margin of 57 percent of sales surpassed the strong level of a year ago. Performance was aided by both reductions in manufacturing costs and a larger mix of higher margin spare parts and use-once-and-dispose consumable products.
- We reduced selling and administrative expenses by $97 million in FY09, a decrease of 22 percent from the prior year. We expect that approximately half of this savings will be continuing.

Our Shareholders

- Net loss for the year was $4.77 per diluted share, inclusive of non-cash pre-tax charges of $243 million, or $7.08 per share, for impairment of goodwill and other long-lived assets within the company's Advanced Technology Systems and Industrial Coating Systems segments. These charges were recorded as required under generally accepted accounting principles, and while large, they do not affect Nordson's market position, operating strength or cash resources. Excluding these non-cash impairment charges, diluted earnings per share for the year were $2.31, with sequential improvement in every quarter.
- Operating margin for the year, excluding restructuring and impairment charges, was 16 percent of sales and improved sequentially in every quarter, reaching 21 percent in quarter four.
- We generated free cash flow for the year of $165 million.
- We increased our dividend for the 46th consecutive year, a record placing us 16th among U.S. public companies.

The immediate actions taken by our team to meet the global financial crisis helped drive these positive results. At the same time, we also benefited from a solid foundation of core strengths derived from our successful long-term and continuing strategy. These strengths have been built over time, and will continue to drive success in 2010 and beyond regardless of economic conditions. Specifically, these advantages include:

We maintain strategic and long-term relationships with customers. Despite their pause in spending, many of our customers continued to consult and partner with us through the downturn, planning for the eventual return of demand. Nordson's deep literacy in our customers' production processes combined with our direct service model creates a total solution "Package of Values" which customers rely on to increase their competitiveness.

We develop technology valued by our customers. Nordson continues to develop innovative products, as evidenced by the many examples described throughout this annual report. In all cases, Nordson technology is about driving customer success – increasing production line speed, minimizing material usage, enabling new capability and lowering total cost of ownership. At the same time, we continue to simplify our business through product line consolidations. By redirecting investment in growth opportunities that can be served with more standard system solutions, we will continue to grow the business while increasing operating profit as a percentage of sales.

We use Lean to attack costs and increase operational efficiency. Lean methodologies are firmly embedded throughout Nordson, from the factory floor to numerous administrative functions. For the second straight year, Nordson plants were recognized in

Nordson's core strengths are intact, and the to perform and take full

Industry Week magazine's prestigious Best Manufacturing Plants competition in part for their lean efforts. While we have made significant improvements in many productivity measures since beginning our lean journey nearly a decade ago, we recognize there is still much opportunity ahead of us.

We are highly diversified in terms of product mix, end markets and geographies. Nordson's strategic product mix proved invaluable in 2009. While customer purchases of large engineered systems slowed during the year, their demand for higher margin spare parts and consumables remained strong. Nordson continues to benefit from this stable source of revenue year in and year out. In terms of end markets, nearly 50 percent of our sales continue to be derived from recession-resistant consumer non-durable areas such as packaging and nonwovens. Demand in these markets held up reasonably well during the year, helping to counter temporary declines in durable goods markets. Historically, the steadiness of consumer non-durables end markets has been complemented by the rapid growth of the technology end markets where Nordson has leading market positions. While technology markets slowed in the first half of the year, a strong rebound in demand began to occur in the third quarter, a trend that industry forecasters expect will last well into 2011. Our geographic mix also remains a strength, with more than 70 percent of sales derived outside of the U.S. This diversification allows us to take advantage of regional opportunities when they occur while not being overly exposed to fluctuations in any single market.

We find new applications for our core technology, leading to profitable long term growth opportunities. Finding new applications for our existing core technology provides us with avenues of growth with attractive returns. We continued to build our presence in several significant new areas in 2009, including high-brightness light emitting diodes (LEDs), aerospace, solar energy, life sciences, and colored glass manufacturing.

We generate solid levels of cash. Our focus on cash preservation in 2009 led to $165 million in free cash flow, a record level. From 2003 through 2009, free cash flow grew at an annual rate of 13 percent. Our ability to generate such levels of cash provides us with great strategic flexibility, allowing us to fund dividends, repurchase shares, retire debt, invest in property, plant and equipment, and complete acquisitions. We will continue to be opportunistic in terms of acquisitions, typically selecting high-performing companies which provide Nordson access to technology or new markets and that can benefit from our global distribution and infrastructure.

We have significant credit available to us at very attractive rates and a low level of debt. Access to credit has not been an issue for Nordson. Previously negotiated agreements are in place at favorable rates and do not mature until mid-2012. Overall, our debt remains low, with our net debt to capital ratio at 27 percent at the end of 2009.

We have a strong global brand. The Nordson brand is recognized worldwide for delivering precision solutions that help customers succeed. Customers turn to us to solve problems. This year we moved to align all of our product lines more consistently under the Nordson master brand in order to better communicate and leverage the company's full range of capabilities.

We are committed to our communities. Nordson's founders believed in the value of supporting the communities where we operate. We remain committed to our practice of donating approximately 5 percent of domestic pre-tax income to charitable causes. We believe "giving back" separates Nordson from other companies.

We have the best employees. The caliber of Nordson's employees is perhaps the company's greatest strength. Our global workforce is talented and experienced. Our team was tested this year, and I am proud of the performance that we delivered in the midst of very difficult conditions.

company begins 2010 fully prepared advantage of the global recovery as it occurs.

As of the date of this letter, I retire from my duties as president and chief executive officer. I will also retire from the board of directors as of our annual meeting of shareholders in February. And I do so with great confidence in the future of Nordson. The strengths of this company and the performance of our team are extraordinary. I also am extremely pleased with the Nordson board of directors' unanimous selection of Michael F. Hilton as the new president and chief executive officer of Nordson, effective January 16, 2010.

Simply put, Mike Hilton is the ideal individual to lead Nordson forward. His experience and credentials are truly outstanding, as is his record of solid execution and powerful results. I am confident that he will work to preserve the special culture that has made Nordson uniquely successful. Mike will be supported by a deep and experienced team of colleagues, and I fully expect Nordson to prosper under his vision and leadership.

During my time at Nordson, many things changed. The most important things however, remain unchanged. In describing Nordson's corporate purpose, Eric Nord stated that we strive to be a vital, self-renewing, worldwide organization that, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities. These principles have shaped our strategies, and Nordson's values of integrity, respect for people, customer passion, energy and excellence have guided our actions. I have been privileged to have had the opportunity to lead this organization while working to preserve what has made it great. I thank our investors for your investment in Nordson and for your ongoing belief in this great company. And in closing, I want to recognize and thank Nordson's worldwide employee team, past and present. They have performed extraordinarily well, often in very challenging times, in their service of customers and shareholders.

Sincerely,



Edward P. Campbell
Chairman, President and Chief Executive Officer

January 15, 2009

WELCOME MICHAEL F. HILTON, NORDSON'S NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER



Michael F. Hilton was unanimously selected by Nordson's Board of Directors as the company's next president and chief executive officer, effective January 16, 2010. Mr. Hilton, 55, has served since September 2007 as senior vice president and general manager for Air Products and Chemicals Inc. (NYSE: APD) with specific responsibility for leading that company's $2 billion global Electronics and Performance Materials segment. He joins Nordson after a 33 year career at Air Products driving growth and performance in a variety of global businesses in a number of increasingly senior leadership roles.

Business Profile

	Lines of Business	Key Applications & Markets

ADHESIVE DISPENSING SYSTEMS


56%*

Lines of Business	Key Applications & Markets
Nonwovens Systems Equipment for applying adhesives, lotions and liquids to disposable products.	Adult incontinence products, baby diapers and child training pants, disposable medical products and surgical drapes and gowns, feminine hygiene products, tissues and towels
Packaging Systems Automated adhesive dispensing equipment used in the food and beverage and packaged goods industries.	Beverage straw and spout attachment, convenience food packaging, corrugated box sealing, case and sift-proof sealing, container and bottle labeling, pallet stabilization, tamper evident closure
Paper and Paperboard Converting Systems Hot melt and cold glue adhesive dispensing equipment for the paper and paperboard converting industries.	Bag and sack manufacturing, bookbinding, envelope manufacturing, folding carton manufacturing
Product Assembly Systems Adhesive and sealant dispensing equipment for bonding or sealing plastic, metal and wood products.	Appliances, building and construction materials, electronics, furniture, solar energy, vehicle components, windows and doors
Web Coating Systems Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, paper and flexible packaging industries.	Carpet, labels, tapes, textiles

ADVANCED TECHNOLOGY SYSTEMS


31%*

Lines of Business	Key Applications & Markets
Nordson ASYMTEK Automated dispensing systems for high-speed, accurate application of a broad range of attachment, protection and coating fluids.	Cell phones, electronics component assembly, energy, flat panel display assembly, LEDs, medical device assembly, music devices, netbook and notebook computers, printed circuit board assembly, semiconductor packaging
Nordson DAGE High resolution x-ray inspection and bond testing equipment for analyzing the integrity of electronic connections in semiconductor packages and printed circuit board assemblies.	Printed circuit board assemblies, advanced semiconductor packaging
Nordson EFD Precision manual and automated dispensers and disposable components for applying controlled amounts of adhesives, sealants, lubricants and other assembly fluids.	Consumer goods, electronics, industrial assembly, life sciences, photo-voltaics and solar energy, transportation
Nordson MARCH Automated gas plasma treatment systems used to clean and condition surfaces for the semiconductor, medical and printed circuit board industries.	Electronics, hard disk drives, medical instruments, printed circuit boards, semiconductors, wafer level packaging
Nordson YESTECH Automated optical inspection and x-ray inspection systems for yield enhancement in electronic assembly industries.	Printed circuit board assemblies, advanced semiconductor packaging
UV Systems Ultraviolet equipment used in curing and drying operations for coatings, paints and other materials.	Electronics, plastic containers, semiconductor equipment and wood and medium density fiberboard

INDUSTRIAL COATING SYSTEMS


13%*

Lines of Business	Key Applications & Markets
Automotive Systems Adhesive and sealant dispensing systems used in the automotive, heavy truck and recreational vehicle manufacturing industries.	Body sealing, glass bonding, hem flange bonding, power train components gasketing
Container Coating & Curing Systems Automated and manual dispensing and curing systems used to treat and cure food and beverage containers.	Can marking and identification, can neck lubrication, compound can end lining, inside container coating, rim varnish, score repair
Liquid Finishing Systems Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products.	Automotive components and wheels, construction, decorative hardware, metal drums, wood doors, cabinets and molding
Powder Coating Systems Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products.	Agriculture equipment, appliances, construction equipment, glass bottle coating, home and office furniture, lawn and garden equipment, pipe coating, vehicle components and wheels, wood and metal shelving

*percent of FY09 total company sales

Worldwide Operations



USA

California
Carlsbad
Concord
Fremont

Florida
St. Petersburg

Georgia
Dawsonville
Duluth
Norcross
Swainsboro

Michigan
Rochester Hills

New Jersey
Robbinsville

Ohio
Amherst
Westlake (HQ)

Pennsylvania
Easton

Rhode Island
East Providence

AMERICAS

Brazil
São Paulo

Canada
Laval
Toronto

Colombia
Envigado

Mexico
Guadalajara
Mexico City
Monterrey
Queretaro

EUROPE/AFRICA

Austria
Vienna

Belgium
Brussels

Czech Republic
Brno
Prague

Denmark
Copenhagen

Finland
Helsinki

France
Bugival
Lagny Sur Marne

Germany
Erkrath
Kirchheim unter Teck
Lüneburg
Munich

Italy
Segrate

Netherlands
Maastricht

Norway
Rud

Poland
Warsaw

Portugal
Nogueira da Maia
Porto

Russia
Moscow
St. Petersburg

South Africa
Cape Town
Durban
Johannesburg

Spain
Valencia

Sweden
Malmö

Switzerland
Münchenstein

United Kingdom
Aylesbury
Dunstable
Rushden
Slough
Stockport

JAPAN

Chiba
Hiroshima
Kyushu
Nagoya
North-Kanto
Osaka
Shizuoka
Takamatsu
Tohoku
Tokyo

ASIA PACIFIC

Australia
Brisbane
Melbourne
Perth
Sydney

China
Beijing
Guangzhou
Shanghai
Suzhou

Hong Kong

India
Bangalore
Chennai
New Delhi
Pune

Malaysia
Pinang
Pulau Pinang
Selangor

New Zealand
Auckland
Christchurch
Wellington

Singapore

South Korea
Gwang-Ju City

Nordson is the world leader in adhesive dispensing systems and maintenance parts for packaging, a consumer non-durable goods end market where demand is largely recession resistant.

Adhesive Dispensing Systems



In labeling applications, Nordson's ability to apply adhesive in precise "swirls" dramatically reduces adhesive consumption and increases production line speed.



Nordson is the market leader in adhesive application in the manufacturing of disposable hygiene products including baby diapers, feminine napkins, adult incontinence products and hospital bed pads.



Nordson's operational excellence was recognized by *Industry Week*, with one factory being named a winner and another a finalist in the magazine's prestigious annual "Best Plants Competition."

With sales tied to consumer non-durables end markets such as packaging and nonwovens, the Adhesive Dispensing Systems segment was least impacted by the global recession and continued to deliver strong operating performance. Operating margin reached record levels as higher margin maintenance and repair parts made up a greater portion of the sales mix. Customer service, driven by Nordson's "Package of Values", remained at a high level. Dramatic progress in reducing costs, optimizing operations and investing in new technology and end markets positively impacted current results and should contribute to continued strong performance in the future.

OPERATIONAL EXCELLENCE

To improve efficiency and increase competitiveness, Adhesive Dispensing accelerated previously initiated cost reduction activities in 2009. Control of selling and administrative expenses and manufacturing costs drove strong results. Efforts at simplifying the product portfolio continued, with a focus on standard system solutions to reduce expenses further as a percentage of sales, improve operating margins, and reduce inventory. Reduced product line complexity is also enabling a shift in investment from baseline product support to the development of new applications to fuel growth. A highlight of the year and evidence of Nordson's continuing lean journey came in the form of *Industry Week* magazine's recognition of the company's Swainsboro and Dawsonville, Georgia facilities in its Best Manufacturing Plants competition.

MARKET AND TECHNOLOGY LEADERSHIP

Nordson expanded its leading market share in 2009 as under capitalized and less global competitors struggled to maintain service levels. We continue to expand our position in developing markets, where increasing disposable income is driving greater consumption of packaged food and other products manufactured using Nordson products. At the same time, new product and process innovations by our customers and new adhesive material developments are requiring investment in new Nordson-enabled production capability.

To capitalize on these opportunities, Nordson continued to invest in next generation products through the downturn. For example, our new MiniBlue™ Elite core packaging applicator features longer life, improved energy efficiency and high actuation speeds to meet increasing line speed environments. We have also introduced automated adhesive fill systems for packaging melters. These systems increase operating efficiency by eliminating the need for manual melter filling. These and other ongoing technology investments are enabling Nordson to maintain its position as the industry's preferred supplier.

FUTURE GROWTH

Our philosophy of developing new applications in new end markets has uncovered particular promise for Adhesive Dispensing in solar modules, macro-electronic assembly and high speed labeling applications.

As the cost of solar energy continues to approach that of traditional energy sources, opportunities for Nordson bonding and sealing applications in solar module assembly and automation are expanding. These opportunities complement other solar activities being led in Nordson's Advanced Technology Systems segment.

Likewise, adhesive dispensing is emerging as the technology of choice in the macro-assembly of electronic devices, as the continuous downsizing of such devices makes traditional assembly with mechanical fasteners and tapes difficult if not impossible. An industry-leading provider of polyurethane (PUR) adhesives for this purpose is actively touting Nordson closed loop control systems as the preferred application solution.

Finally, we continue to find growth in high speed labeling applications, where Nordson technology is enabling manufacturers to apply labels more quickly while using less adhesive.

These emerging opportunities coupled with our core applications are expected to drive profitable growth for Adhesive Dispensing Systems for years to come.



Nordson ASYMTEK continues to be the leader in flip chip underfill and conformal coating applications for global electronics markets.

Advanced Technology Systems



Nordson DAGE offers the highest resolution production x-ray system for inspection of printed circuit boards and couples it with unmatched local support in the growing Chinese market.


Nordson
PICOdot
Nordson

Nordson is well positioned to serve the growing solar energy market. In 2009, Nordson EFD's point-to-point soldering process earned an International Solar Cell Award for the best technical product for photovoltaic module assembly.



Nordson continues to find numerous opportunities for its technologies in life sciences markets, including medical device manufacturing, diagnostics, ocular, and drug discovery and delivery.

Spending for capital equipment in technology end markets began to return in the second half of the fiscal year. This renewed demand led to improving financial performance in Advanced Technology, as global customers turned to our expertise to add capabilities and features to their next generation computers, phones, and other devices. Segment results were balanced by the use-once-and-dispose consumables product lines, where sales remained relatively stable and market share increased. Cost reduction efforts, operational optimization and technology investments continued across the segment, aiding current results and positioning the segment for success well into the future.

OPERATIONAL EXCELLENCE

Advanced Technology furthered its efforts to maximize efficiencies, harmonize processes and reduce costs in 2009. Particular success was realized at Nordson EFD, where multiple facilities were consolidated into a single world class headquarters, and integration of the TAH business, acquired in 2007, was completed. Similarly, the Nordson YESTECH operation was fully integrated with Nordson ASYMTEK. This combination eliminates duplicate overhead expenses and locks in cost reductions. Shared resources are also being leveraged to enable Nordson YESTECH to expand beyond its traditional U.S. market into China and Europe. Within the Nordson DAGE business, we continued to make progress on our post-acquisition efforts to lower fixed costs. As part of this effort, this business is now fully sourced for design and manufacturing in China, providing Nordson with a significant competitive advantage. These and other ongoing operational activities are contributing to margin improvement and increasing Nordson's global competitiveness.

TECHNOLOGY AND CUSTOMER SERVICE LEADERSHIP

Advanced Technology was repeatedly recognized for innovation and customer service by numerous industry associations and publications in 2009. In terms of product, Nordson ASYMTEK was recognized for its innovative DispenseJet® DJ-100 product, and Nordson EFD received honors for its lead-free, halide-free, water-soluble solder pastes, a green solution that positions Nordson ahead of coming legislative mandates. In addition, both of these businesses earned the highest customer service ratings as judged by independent third party surveys, with Nordson EFD winning a Progressive Manufacturing 100 Award for its use of e-commerce tools to provide superior order management, service and support. Within test and inspection, Nordson YESTECH and Nordson DAGE earned recognition, respectively, for their 3D and ultra-high resolution x-ray systems. The latter is the highest resolution production system available anywhere today. Collectively, Nordson's innovations and levels of service are driving continuing market share gains.

FUTURE GROWTH

Throughout Advanced Technology, Nordson's continued growth in core applications and markets is being coupled with an expansion and diversification into exciting new areas for additional growth and stability.

For example, in our Nordson MARCH product line, we are innovating new cleaning and surface preparation chemistries that lessen environmental impacts while improving performance. In other developments, the need to meet demand for smaller and more fully featured electronic devices is driving new assembly architectures, such as 3D packaging. These architectures generally increase the need for the dispensing of materials for stabilization and bonding, creating more opportunities for Nordson. Conformal coating of circuit boards continues to have good growth potential as well. Post dispense, Nordson x-ray and optical capabilities increasingly will be used to test and inspect the quality of more complicated devices.

High brightness light emitting diode (LED) technology is now a commercial reality and poised for dramatic growth. Over the next several years, traditional forms of illumination are expected to give way to this less expensive and longer lasting new technology. The precision dispensing of phosphor encapsulant on the LED wafer, an application ideally suited to Nordson, is critical to the technology. We have ramped up our investment to position Nordson as a key process equipment supplier in this market.

Other markets such as life sciences, aerospace and solar energy continue to provide immediate and long term opportunities for Nordson. In all cases, Nordson is well positioned from a technology and infrastructure perspective. Our global capabilities and breadth of solutions continue to provide customers with advantages that smaller regional competitors cannot.

Nordson Lean powder painting cells such as this are used for coating numerous products in a variety of global markets.

Industrial Coating Systems



Nordson quick color change technology allows manufacturers to customize products rapidly to meet customer demand, increasing efficiency and profitability.



Changes in colored glass manufacturing are providing Nordson with growth opportunities, as both our powder coating and UV curing technologies are key to the new process.



Nearly 400 billion metal cans are manufactured annually. Nordson technology is the preferred solution for spraying coatings inside these cans to preserve the taste and appearance of the products inside.

The global slowdown in spending associated with consumer durable goods end markets impacted the Industrial Coating Systems segment this year. Actions aimed at meeting the immediate challenges of the downturn were successfully implemented and were coupled with a continuation of a longer term strategy of consolidating and optimizing the segment's global operations. Investment in new products, systems and technology continued, and efforts at diversification into recession resistant, consumer non-durable markets were intensified. Together, these actions should enable Industrial Coating Systems to deliver solid profitability when sales volume returns to more normal levels and allow it to endure future economic cycles more readily.

OPERATIONAL EXCELLENCE

In 2009, Industrial Coating Systems completed an organizational transformation that will reduce costs and increase competitiveness for years to come. Duplication of administrative support among the segment's four business lines, powder coating, liquid painting, container coating and automotive, has been eliminated. A flatter, leaner organization has emerged, with shared marketing, back office, product development, application engineering and other support services. At the same time, highly specialized customer facing teams have remained intact. From a manufacturing standpoint, in-house machining capabilities have become more efficient. Throughout the business, lean practices are being used to ensure that all value-added activities are being completed by a work force that has been reduced to match current levels of demand.

PRODUCT & MARKET LEADERSHIP

Nordson continues to be a market leader in powder coating. Our ability to serve global customers, from machine tool makers to agricultural equipment producers, has helped make us a preferred supplier. Industry leading designs such as our ColorMax® Spray Booth and the Prodigy® High Density Low Velocity powder pump continue to separate Nordson from its competitors in this market. Container coating, where we also enjoy a market leading position, continues to be a highly profitable business for Nordson. Nearly 400 billion metal cans are manufactured annually. Nordson technology is the preferred solution for spraying coatings inside these cans to preserve the taste and appearance of the products inside. In the liquid painting business, Nordson continues to be opportunistic, finding profitable opportunities in a variety of industries. Automotive continues to be a niche business for Nordson, with systems for body sealing and coating applications. As idled plants continue to come back on line, the automotive spare parts business should improve, helping to drive our operating profit. While Nordson continues to innovate within all product lines, a simultaneous initiative to simplify product offerings is increasing efficiencies and reducing cost in all aspects of design and manufacturing.

FUTURE GROWTH

Industrial Coating Systems will drive growth by helping customers reduce their costs, expand capabilities, and meet compliance requirements. Additional growth will come via expansion into targeted consumer non-durables markets.

In terms of cost savings and capability expansion, Nordson is providing systems that improve color change time, increase line speed, and improve uptime. The ability to produce different colored appliances rapidly, for example, is a competitive advantage for manufacturers. At the same time, our technology is allowing customers to reduce the quantity of materials required to coat their products. Customers also will continue to turn to Nordson to meet safety, environmental and finish quality requirements.

Expansion into consumer non-durable markets is another promising avenue for growth. Colored glass bottle manufacturing and food manufacturing are two specific areas where Nordson is finding opportunities to leverage its dispensing and spraying technology in new ways.

Nordson is pioneering a new process in the way colored glass bottles are manufactured. Today, configuration of a glass furnace to change colors may take three to five days. With new glass coatings applied and cured with Nordson technology, a glass manufacturer can make clear glass and coat it with any desired color within minutes. Additional efficiency occurs when bottles are being recycled. Coatings are easily burned off, eliminating the need for specific color glass recycling facilities. Working closely with an industry partner, Nordson has developed a durable system for this process, and active tests are ongoing with several major customers. We also continue to explore opportunities in applying powders, seasonings and other materials in the production of various foods. Appropriate resources are being deployed to capture and commercialize these opportunities as well.

Industrial Coating Systems will continue to develop these opportunities and others alongside its current core applications. When coupled with our wide ranging operational improvements, this top line growth and renewed spending in durable goods markets should contribute to substantially improved profitability.

Corporate Philosophy

CORPORATE PURPOSE

Nordson Corporation strives to be a vital, self-renewing, worldwide organization which, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

CORPORATE GOALS

Nordson operates for the purpose of creating balanced, long-term benefits for all of our constituencies: customers, employees, shareholders and communities.

Our corporate goal for growth is to double the value of the company over a five-year period, with the primary measure of value set by the market for company shares.

While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency and positioning for the future.

Nordson does not expect every quarter to produce increased sales, earnings and earnings per share, or to exceed the comparative prior year's quarter. We do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

CUSTOMERS

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised. We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

EMPLOYEES

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation.

This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing company objectives.

Nordson Corporation is an equal opportunity employer.

COMMUNITIES

Nordson is committed to contributing approximately 5 percent of domestic pretax earnings to support charitable activities, particularly in communities where the company has major facilities.

Since our founding, Nordson has held the belief that business, as a corporate citizen, has a social responsibility to share its success with the communities in which it operates and its employees live. With this operating philosophy, Nordson contributed nearly $2 million to philanthropic causes in 2009, with a focus on education.

Our employees also showed their community commitment by volunteering through Nordson's Time 'n Talent program. In 2009, employees spent nearly 5,000 hours strengthening their communities and supporting individuals and families in need.

Financial Focus



Gregory A. Thaxton
Vice President, Chief Financial Officer

Strong execution by our global organization, coupled with Nordson's business model, delivered solid financial performance during a period of unprecedented economic and financial challenges affecting world-wide markets.

From a sales perspective, Nordson benefited from its diversity of product mix, end markets served, and global distribution network. Sales to consumer non-durable end markets were less severely impacted by the global slow-down in capital equipment spending, and our high mix of spare parts and consumables provided a steady stream of revenues. During fiscal 2009, sales improved sequentially in every quarter as customer demand improved, most noticeably in technology end markets.

In the fall of 2008 we initiated a company-wide program to improve operating performance and these efforts were increased during 2009 as a result of the collapse of global economies. Performance in 2009 clearly benefited from these efforts. Gross margin for the year was 57 percent, a level that has not been exceeded since 1996. Reductions in manufacturing costs and a favorable mix of higher-margin spare parts and consumable products contributed to this strong gross margin performance. Selling and administrative expenses declined $97 million, or 22 percent, from the prior year, contributing to solid operating margin performance of 16 percent for the year, excluding restructuring and impairment charges. Operating margin improved each quarter during the year, reaching 21 percent in the fourth quarter, excluding impairment and restructuring charges, a level that has not been exceeded in 20 years. The reported loss for the year was $4.77 per share, inclusive of a $7.08 per share charge for the impairment of goodwill and other long-lived assets. Earnings per share excluding these non-cash impairment charges was $2.31 for the year. On a sequential basis, earnings per share excluding impairment charges improved in each quarter of the fiscal year.

This operating performance contributed to strong cash flow generation during the year, with free cash flow before dividends of $165 million, more than double the amount generated in the previous fiscal year, as we focused on protecting profitability and managing working capital. Our balance sheet remains strong, with a debt to total capital ratio of 30 percent, or 27 percent net of cash. This cash flow performance and liquidity allowed Nordson's Board of Directors to increase the company's dividend for the 46th consecutive year, placing Nordson in an elite group of only 16 U.S. publicly traded companies to have raised their dividend for this number of consecutive years.

While the current global economic environment is still very uncertain, Nordson is well-positioned for continued success. We will remain focused on driving growth by innovating, applying core technology to new markets and applications, and delivering outstanding customer service. We will also continue to use Lean methodologies and other tools to control costs and enhance our operating performance. And we will manage the business such that we maintain our strong cash flow and balance sheet as a competitive advantage.

FISCAL 09 SALES

BY GEOGRAPHY


7%
18%
10%
36%
29%
U.S.A.
Americas
Asia Pacific
Japan
Europe

BY PRODUCT TYPE


17%
36%
47%
Parts & Consumables
Engineered Systems
Standard Product

GROSS MARGIN


60%
50%
40%
30%
56%
57%
56%
57%
56%
56%
57%
03
04
05
06
07
08
09

CASH FLOW


$170
$150
$130
$110
$90
$70
03
04
05
06
07
08
09
Cash from Operations Annual Growth Rate: 12%
Free Cash Flow* Annual Growth Rate: 13%
*Free cash flow equals cash from operations less net capital expenditures.

CONSISTENT DIVIDEND RECORD


$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
Dividend Increased for 46 Consecutive Years
-16th Among U.S. Public Companies
63
66
69
72
75
78
81
84
87
90
93
96
99
02
05
09

11 Year Summary

	2009	2008	2007	2006
OPERATING DATA (a)				
Sales	**$ 819,165**	$ 1,124,829	$ 993,649	$ 892,221
Cost of sales	**350,239**	494,394	439,804	379,800
% of sales	**43**	44	44	43
Selling and administrative expenses	**337,294**	434,476	401,294	362,179
% of sales	**41**	39	40	41
Severance and restructuring costs	**16,396**	5,621	409	2,627
Goodwill and long-lived asset impairments	**243,043**	–	–	–
Operating profit (loss)	**(127,807)**	190,338	152,142	147,615
% of sales	**(16)**	17	15	17
Income (loss) from continuing operations	**(160,055)**	117,504	90,692	97,667
% of sales	**(20)**	10	9	11
FINANCIAL DATA (a)				
Working capital	**$ 190,249**	$ 180,317	$ 180,010	$ 105,979
Net property, plant and equipment, and other non-current assets	**544,003**	782,356	801,916	475,586
Total invested capital [b]	**743,867**	1,013,618	1,031,330	656,401
Total assets	**890,674**	1,166,669	1,211,840	822,890
Long-term liabilities	**364,276**	388,561	450,809	151,037
Shareholders' equity	**369,976**	574,112	513,117	430,528
Return on average invested capital - % [c]	**(19)**	13	13	18
Return on average shareholders' equity - % [d]	**(28)**	20	19	26
PER SHARE DATA (a) (e)				
Average number of common shares	**33,565**	33,746	33,547	33,365
Average number of common shares and common-share equivalents	**33,565**	34,307	34,182	34,180
Basic earnings per share from continuing operations	**$ (4.77)**	$ 3.48	$ 2.70	$ 2.93
Diluted earnings per share from continuing operations	**(4.77)**	3.43	2.65	2.86
Dividends per common share	**0.7375**	0.73	0.70	0.67
Book value per common share	**10.99**	17.03	15.76	12.89

(a) See accompanying Notes to Consolidated Financial Statements.
(b) Notes payable, plus current portion of long-term debt, plus current portion of capital lease obligations, plus total long-term liabilities, plus shareholders' equity.
(c) Income from continuing operations, plus interest expense on borrowings and other long-term liabilities net of income taxes, as a percentage average invested capital.
(d) Income from continuing operations as a percentage of shareholders' equity.

	2005	2004	2003	2002[f]	2001	2000	1999
	$ 832,179	$ 771,450	$ 659,616	$ 627,619	$ 705,954	$ 728,792	$ 685,312
	362,824	334,302	291,297	294,149	317,652	325,232	307,688
	44	43	44	47	45	45	45
	377,782	318,562	286,900	273,139	315,622	303,579	297;742
	41	41	43	44	45	42	43
	875	–	2,028	2,499	13,355	8,960	3,000
	–	–	–	–	–	–	–
	130,698	118,586	79,391	57,832	59,325	91,021	76,882
	16	15	12	9	8	12	11
	84,510	68,307	41,807	25,008	24,512	54,338	47,460
	10	9	6	4	3	7	7
	$ 66,442	$ 167,362	$ 67,708	$ 93,226	$ 158,524	$ 116,230	$ 104,376
	476,810	476,276	489,436	489,899	500,276	240,802	250,474
	615,000	674,943	626,361	632,638	719,774	456,263	488,898
	790,417	840,548	766,806	764,472	862,453	610,040	591,790
	212,340	240,305	257,035	314,235	395,074	109,809	133,452
	330,912	403,333	300,109	268,890	263,726	247,223	221,398
	15	13	9	7	7	14	13
	21	19	15	9	10	25	22
	35,718	35,489	33,703	33,383	32,727	32,455	33,048
	36,527	36,546	33,899	33,690	33,050	32,767	33,484
	$ 2.37	$ 1.92	$ 1.24	$ 0.75	$ 0.75	$ 1.67	$ 1.44
	2.31	1.87	1.23	0.74	0.74	1.66	1.42
	0.645	0.625	0.605	0.57	0.56	0.52	0.48
	10.05	11.12	8.82	8.00	7.96	7.62	6.76

(e) Amounts adjusted for 2-for-1 stock split effective September 12, 2000.
(f) 2002 includes an inventory write-down of $11.4 million, which is included in cost of sales.

Shareholder Information

DIVIDEND INFORMATION AND PRICE RANGE FOR COMMON SHARES

Following is a summary of dividends paid per common share and the range of market prices during each quarter of 2009 and 2008.

Fiscal Quarter	Dividend Paid	Common Share Price High	Low
2009			
First	$.1825	$39.95	$24.04
Second	$.1825	$38.06	$20.30
Third	$.1825	$46.29	$34.47
Fourth	$.19	$59.77	$44.99
2008			
First	$.1825	$61.58	$42.30
Second	$.1825	$59.66	$47.16
Third	$.1825	$78.98	$58.35
Fourth	$.1825	$73.00	$31.19

RESEARCH FIRMS

The following firms provide research data on Nordson Corporation:

Barrington Research
BB&T Capital Markets
BMO Capital Markets
Janney Capital Markets
KeyBanc Capital Markets
Sidoti & Company
Value Line Inc.

STOCK LISTING INFORMATION

Nordson stock is traded on The Nasdaq Global Select Market under the symbol NDSN.

ANNUAL SHAREHOLDERS' MEETING

Date: February 16, 2010
Time: 9:30 a.m.
Location: Spitzer Conference Center,
1005 North Abbe Road, Elyria, Ohio 44035

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43078
Providence, RI 02940

Overnight deliveries
250 Royall Street
Canton, MA 02021

+1.800.622.6757 (U.S., Canada, Puerto Rico)
+1.781.575.4735 (Non U.S.)
Internet inquiries: www.computershare.com/investor

DIVIDEND REINVESTMENT PROGRAM

Nordson's Dividend Reinvestment Program gives shareholders the opportunity to automatically reinvest dividends in the company's common stock. The program also allows cash contributions in increments of $10, up to $4,000 per quarter, to purchase additional Nordson common shares. For details about this program, please contact Computershare.

ELECTRONIC DIVIDEND PAYMENTS

Shareholders can opt to have their quarterly dividends deposited directly into a checking or savings account free of charge.
For information about this service, please contact Computershare.

NORDSON ONLINE

Nordson's web site, www.nordson.com, provides up-to-date information about the company, including news, quarterly and annual financial results, stock quotes, and in-depth information on the company's products and systems. Each quarter, Nordson also webcasts its traditional telephone conference calls via the Internet. In addition, visitors to the site can register to receive e-mail alerts for online notification of the latest financial information.

FORM 10-K/FINANCIAL REPORTS

Nordson Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K), quarterly reports and proxy statement are available in the Investor Relations section of our web site, www.nordson.com. Copies of these reports may also be obtained by shareholders free of charge by sending written requests to James R. Jaye, Director, Corporate Communications and Investor Relations, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145. Telephone: +1.440.414.5639 or e-mail: jim.jaye@nordson.com.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___________ to___________

Commission file number 0-7977

NORDSON CORPORATION

(Exact name of Registrant as specified in its charter)

Ohio	**34-0590250**
(State of incorporation)	(I.R.S. Employer Identification No.)
28601 Clemens Road **Westlake, Ohio**	**44145**
(Address of principal executive offices)	(Zip Code)

(440) 892-1580

(Registrant's Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Shares with no par value

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Shares no par value per share, held by nonaffiliates (based on the closing sale price on the Nasdaq) as of April 30, 2009 was approximately $1,117,266,000.

There were 33,678,979 Common Shares outstanding as of November 30, 2009.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2010 Annual Meeting — Part III

Table of Contents

Table of Contents

PART I

NOTE REGARDING AMOUNTS

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Item 1. Business

General Description of Business

We are one of the world's leading manufacturers of equipment used for precision material dispensing, testing and inspection, surface preparation and curing. Our technology-based systems can be found in production facilities around the world. We serve many diverse markets, including the appliance, automotive, bookbinding, container, converting, electronics, food and beverage, furniture, life sciences, medical, metal finishing, nonwoven, packaging, semiconductor and solar energy industries.

Our strategy for long-term growth is based on a customer-driven focus and a global mindset. Headquartered in Westlake, Ohio, our products are marketed through a network of direct operations in more than 30 countries. Consistent with this global strategy, more than 70 percent of our revenues are generated outside the United States.

We have more than 3,600 employees worldwide. Principal manufacturing facilities are located in the United States in California, Georgia, New Jersey, Ohio and Rhode Island, as well as in China, Germany, India, The Netherlands and the United Kingdom.

Corporate Purpose and Goals

We strive to be a vital, self-renewing, worldwide organization that, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

We operate for the purpose of creating balanced, long-term benefits for all of our constituencies: customers, employees, shareholders and communities.

Our corporate goal for growth is to double our value over a five-year period, with the primary measure of value set by the market for our common shares.

While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency and positioning for the future.

We do not expect every quarter to produce increased sales, earnings and earnings per share, or to exceed the comparative prior year's quarter. We do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised.

We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation. This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing our objectives. In addition, employees participate in Lean and Six Sigma initiatives to continuously improve our processes.

We are an equal opportunity employer.

We are committed to contributing approximately five percent of domestic pretax earnings to human services, education and other charitable activities, particularly in communities where we have major facilities.

Financial Information About Operating Segments, Foreign and Domestic Operations and Export Sales
In accordance with accounting standards, we have reported information about our three operating segments. This information is contained in Note 16 of Notes to Consolidated Financial Statements, which can be found in Part II, Item 8 of this document.

Principal Products and Uses
We are one of the world's leading manufacturers of equipment used for precision dispensing, testing and inspection, surface preparation and curing. Our technology-based systems can be found in production facilities around the world. Equipment ranges from manual, stand-alone units for low-volume operations to microprocessor-based automated systems for high-speed, high-volume production lines.

We market our products in the United States and in more than 50 other countries, primarily through a direct sales force and also through qualified distributors and sales representatives. We have built a worldwide reputation for creativity and expertise in the design and engineering of high-technology application equipment that meets the specific needs of our customers.

The following is a summary of the products and markets served by our operating segments:

1. **Adhesive Dispensing Systems**

   This segment delivers our proprietary precision dispensing technology to diverse markets for applications that commonly reduce material consumption, increase line efficiency and enhance product strength, durability, brand and appearance.

   - ***Nonwovens*** — Equipment for applying adhesives, lotions, liquids and fibers to disposable products. Key strategic markets include adult incontinence products, baby diapers and child-training pants, feminine hygiene products and surgical drapes, gowns, shoe covers and face masks.
   - ***Packaging*** — Automated adhesive dispensing systems used in the food and beverage and packaged goods industries. Key strategic markets include food packages and wrappers and drink containers.
   - ***Paper and Paperboard Converting*** — Hot melt and cold glue adhesive dispensing systems for the paper and paperboard converting industries. Key strategic markets include bag and sack manufacturing, bookbinding, envelope manufacturing and folding carton manufacturing.
   - ***Product Assembly*** — Adhesive and sealant dispensing systems for bonding or sealing plastic, metal and wood products. Key strategic markets include appliances, automotive components, building and construction materials, electronics, furniture and solar energy.
   - ***Web Coating*** — Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, paper and flexible-packaging industries. Key strategic markets include carpet, labels, tapes and textiles.

2. Advanced Technology Systems

This segment integrates our proprietary product technologies found in progressive stages of a customer's production process, such as surface preparation, precisely controlled dispensing of material onto the surface, curing of dispensed material, bond testing and X-ray inspection to ensure quality. This segment primarily serves the specific needs of electronic and related high-tech industries.

- ***Surface Preparation*** — Automated gas plasma treatment systems used to clean and condition surfaces for the semiconductor, medical and printed circuit board industries. Key strategic markets include contact lenses, electronics, medical instruments and devices, printed circuit boards and semiconductors.
- ***Dispensing Systems*** — Controlled manual and automated systems for applying materials in customer processes typically requiring extreme precision and material conservation. These systems include piezo-electric and motionless two-component mixing dispensing systems. Key strategic markets include aerospace, electronics (cell phones, liquid crystal displays, micro hard drives, microprocessors, printed circuit boards, Radio Frequency Identification (RFID) tags, CDs and DVDs), general industrial, life sciences (dental and medical devices, including pacemakers and stents), light emitting diodes (LED) and solar energy.
- ***Curing and Drying Systems*** — Ultraviolet equipment used primarily in curing and drying operations for specialty inks, coatings, semiconductor materials and paints. Key strategic markets include electronics, graphic arts, plastic containers, printed-paper and packaging, semiconductor equipment and wood and medium-density fiberboard (MDF).
- ***Bond Testing and Inspection Systems*** — Testing and automated optical and x-ray inspection systems used in the semiconductor and printed circuit board industries. Key strategic markets include electronics (digital music players and cell phones), printed circuit board assemblies and semiconductor packages.

3. Industrial Coating Systems

The name of the Industrial Coating and Automotive Systems segment has been changed to Industrial Coating Systems to more accurately reflect the broad composition of the segment's customer base. This segment provides both standard and highly-customized equipment used primarily for applying coatings, paint, finishes, sealants and other materials. This segment primarily serves the consumer durables market.

- ***Automotive*** — Automated and manual dispensing systems used to apply materials in the automotive, heavy truck and recreational vehicle manufacturing industries. Key strategic markets include powertrain components, body assembly and final trim applications.
- ***Container Coating and Curing*** — Automated and manual dispensing and curing systems used to coat and cure containers. Key strategic markets include beverage containers and food cans.
- ***Liquid Finishing*** — Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products. Key strategic markets include automotive components, construction, metal shelving and drums.
- ***Powder Coating*** — Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products. Key strategic markets include agriculture and construction equipment, appliances, automotive components, home and office furniture, lawn and garden equipment and wood and metal shelving.

Manufacturing and Raw Materials

Our production operations include machining and assembly. We manufacture specially designed parts and assemble components into finished equipment. Many components are made in standard modules that can be used in more than one product or in combination with other components for a variety of models. We have principal manufacturing operations in the United States in Amherst, Ohio; Norcross, Swainsboro and Dawsonville, Georgia; Carlsbad, California; Robbinsville, New Jersey and East Providence, Rhode Island; as well as in Shanghai and Suzhou, China; Luneburg, Germany; Bangalore, India; Maastricht, The Netherlands and in Aylesbury and Slough, United Kingdom.

Principal materials used to make our products are metals and plastics, typically in sheets, bar stock, castings, forgings and tubing. We also purchase many electrical and electronic components, fabricated metal parts, high-pressure fluid hoses, packings, seals and other items integral to our products. Suppliers are competitively selected based on cost, quality and service. All significant raw materials that we use are available through multiple sources.

Senior operating executives supervise an extensive quality control program for our equipment, machinery and systems.

Natural gas and other fuels are our primary energy sources. However, standby capacity for alternative sources is available if needed.

Intellectual Property

We maintain procedures to protect our intellectual property (including patents, trademarks and copyrights) both domestically and internationally. Risk factors associated with our intellectual property are discussed in Item 1A Risk Factors.

Seasonal Variation in Business

Generally, the highest volume of sales occurs in our fourth fiscal quarter due in large part to the timing of customers' capital spending programs. First quarter sales volume is typically the lowest of the year due to customer holiday shutdowns.

Working Capital Practices

No special or unusual practices affect our working capital. However, we generally require advance payments as deposits on customized equipment and systems and, in certain cases, require progress payments during the manufacturing of these products. We have initiated a number of new processes focused on reduction of manufacturing lead times. These initiatives have resulted in lower investment in inventory while maintaining the capability to respond promptly to customer needs.

Customers

We serve a broad customer base, both in terms of industries and geographic regions. In fiscal year 2009, no single customer accounted for five percent or more of sales.

Backlog

Our backlog of open orders decreased to approximately $79,000 at October 31, 2009 from approximately $82,000 at October 31, 2008. The decrease can be traced primarily to the Industrial Coating Systems segment, partially offset by favorable effects of changes in currency rates. All orders in the fiscal 2009 year-end backlog are expected to be shipped to customers in fiscal year 2010.

Government Contracts

Our business neither includes nor depends upon a significant amount of governmental contracts or subcontracts. Therefore, no material part of our business is subject to renegotiation or termination at the option of the government.

Competitive Conditions

Our equipment is sold in competition with a wide variety of alternative bonding, sealing, caulking, finishing, coating, testing and inspection techniques. Any production process that requires surface preparation or modification, application of material to a substrate or surface, curing or testing and inspection is a potential use for our equipment.

Many factors influence our competitive position, including pricing, product quality and service. We enjoy a leadership position in our business segments by delivering high-quality, innovative products and technologies, as well as after-the-sale service and technical support. Working with customers to understand their processes and developing the application solutions that help them meet their production requirements also contributes to our leadership position. Our worldwide network of direct sales and technical resources also is a competitive advantage.

Research and Development

Investments in research and development are important to our long-term growth, enabling us to keep pace with changing customer and marketplace needs through the development of new products and new applications for existing products. We place strong emphasis on technology developments and improvements through internal engineering and research teams. Research and development expenses were approximately $25,528 in fiscal year 2009, compared with approximately $33,566 in fiscal year 2008 and $35,432 in fiscal year 2007.

Environmental Compliance

We are subject to extensive federal, state, local and foreign environmental, safety and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. Under certain of these laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site or for natural resource damages associated with such contamination. We are also required to maintain various related permits and licenses, many of which require periodic modification and renewal. The operation of manufacturing plants unavoidably entails environmental, safety and health risks, and we could incur material unanticipated costs or liabilities in the future if any of these risks were realized in ways or to an extent that we did not anticipate.

We believe that we operate in compliance, in all material respects, with applicable environmental laws and regulations. Compliance with environmental laws and regulations requires continuing management effort and expenditures. We have incurred, and will continue to incur, costs and capital expenditures to comply with these laws and regulations and to obtain and maintain the necessary permits and licenses. We believe that the cost of complying with environmental laws and regulations will not have a material affect on our earnings, liquidity or competitive position but cannot assure that material compliance-related costs and expenses may not arise in the future. For example, future adoption of new or amended environmental laws, regulations or requirements or newly discovered contamination or other circumstances that require us to incur costs and expenses that cannot be presently anticipated.

We believe that policies, practices and procedures have been properly designed to prevent unreasonable risk of material environmental damage arising from our operations. We accrue for estimated environmental liabilities with charges to expense and believe our environmental accrual is adequate to provide for our portion of the costs of all such known environmental liabilities. Compliance with federal, state and local environmental protection laws during fiscal year 2009 had no material effect on our capital expenditures, earnings or competitive position. Based upon consideration of currently available information, we believe liabilities for environmental matters will not have a material adverse affect on our financial position, operating results or liquidity, but we cannot assure that material environmental liabilities may not arise in the future.

Employees

As of October 31, 2009, we had 3,681 full- and part-time employees, including 112 at our Amherst, Ohio, facility who are represented by a collective bargaining agreement that expires on October 31, 2010. No material work stoppages have been experienced at any of our facilities during any of the periods covered by this report.

Available Information

Our proxy statement, annual report to the Securities and Exchange Commission (Form 10-K), quarterly reports (Form 10-Q) and current reports (Form 8-K) and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge at http://www.nordson.com/investors/SEC/ as soon as reasonably practical after such material is electronically filed with, or furnished to, the SEC. Copies of these reports may also be obtained free of charge by sending written requests to Corporate Communications, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145.

Item 1A. Risk Factors

In an enterprise as diverse as ours, a wide range of factors could affect future performance. We discuss in this section some of the risk factors that, if they actually occurred, could materially and adversely affect our business, financial condition, value and results of operations. You should consider these risk factors in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and financial condition to differ materially from those projected in forward-looking statements. The risks that we highlight below are not the only ones that we face. Additional risks and uncertainties that we do not presently know about or that we currently believe will be immaterial may also affect our business.

The significant risk factors affecting our operations include the following:

Changes in United States or international economic conditions could adversely affect the profitability of any of our operations.

In fiscal year 2009, 29 percent of our revenue was derived from domestic customers while 71 percent was derived from international customers. Our largest markets include appliance, automotive, bookbinding, construction, container, converting, electronics assembly, food and beverage, furniture, life sciences, medical, metal finishing, nonwovens, packaging and semiconductor. A slowdown in any of these specific end markets could directly affect our revenue stream and profitability.

A portion of our product sales is attributable to industries and markets, such as the semiconductor and metal finishing industries, which historically have been cyclical and sensitive to relative changes in supply and demand and general economic conditions. The demand for our products depends, in part, on the general economic conditions of the industries or national economies of our customers. Downward economic cycles in our customers' industries or countries may reduce sales of some of our products. It is not possible to predict accurately the factors that will affect demand for our products in the future.

Any significant downturn in the health of the general economy, either globally, regionally or in the markets in which we sell products could have an adverse effect on our revenues and financial performance, resulting in impairment of assets.

Significant movements in foreign currency exchange rates or change in monetary policy may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates, particularly with respect to the Euro, the Yen and the British Pound. Any significant change in the value of the currencies of the countries in which we do business against the United States dollar could affect our ability to sell products competitively and control our cost structure, which could have a material adverse effect on our business, financial condition and results of operations. For additional detail related to this risk, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

The majority of our consolidated revenues in fiscal year 2009 were generated in currencies other than the United States dollar, which is our reporting currency. We recognize foreign currency transaction gains and losses arising from our operations in the period incurred. As a result, currency fluctuations between the United States dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction and translation gains and losses, which historically have been material and could continue to be material. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We take actions to manage our foreign currency exposure, such as entering into hedging transactions, where available, but we cannot assure that our strategies will adequately protect our consolidated operating results from the effects of exchange rate fluctuations.

We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into United States dollars or to remit dividends and other payments by our foreign subsidiaries or customers located in or conducting business in a country imposing controls. Currency devaluations diminish the United States dollar value of the currency of the country instituting the devaluation and, if they occur or continue for significant periods, could adversely affect our earnings or cash flow.

We could be adversely affected by rapid changes in interest rates.

Any period of unexpected or rapid increase in interest rates may also adversely affect our profitability. At October 31, 2009, we had $157,837 of total debt outstanding, of which approximately 57 percent was priced at interest rates that float with the market. A one percent increase in the interest rate on the floating rate debt in fiscal year 2009 would have resulted in approximately $1,661 of additional interest expense. A higher level of floating rate debt would increase the exposure discussed above. For additional detail related to this risk, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

Inability to access capital could impede growth or the repayment or refinancing of existing indebtedness. The limits imposed on us by the restrictive covenants contained in our credit facilities could prevent us from making acquisitions or cause us to lose access to these facilities.

Our existing credit facilities contain restrictive covenants that limit our ability to, among other things:

- borrow money or guarantee the debts of others;
- use assets as security in other transactions;
- make investments or other restricted payments or distributions;
- change our business or enter into new lines of business;
- sell or acquire assets or merge with or into other companies.

In addition, our credit facilities require us to meet financial ratios, including total indebtedness to consolidated trailing EBITDA (both as defined in the credit facility) and consolidated trailing EBITDA to consolidated trailing interest expense (as defined in the credit facility).

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities.

Our ability to comply with the covenants and other terms of our credit facilities will depend on our future operating performance. If we fail to comply with such covenants and terms, we will be in default and the maturity of the related debt could be accelerated and become immediately due and payable. We may be required to obtain waivers from our lenders in order to maintain compliance under our credit facilities, including waivers with respect to our compliance with certain financial covenants. If we are unable to obtain necessary waivers and the debt under our credit facilities is accelerated, we would be required to obtain replacement financing at prevailing market rates.

We may need new or additional financing in the future to expand our business or refinance existing indebtedness. If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our existing credit facilities. Our ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond our control. We may not be able to obtain new or additional financing because we have substantial debt or because we may not have sufficient cash flow to service or repay our existing or future debt. In addition, depending on market conditions and our financial performance, neither debt nor equity financing may be available on satisfactory terms or at all. Finally, as a consequence of worsening financial market conditions, our credit facility providers may not provide the agreed capital if they become undercapitalized.

Our growth strategy includes acquisitions, and we may not be able to make acquisitions of suitable candidates or integrate acquisitions successfully.

Our recent historical growth has depended, and our future growth is likely to continue to depend, in part on our acquisition strategy and the successful integration of acquired businesses into our existing operations. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets throughout the world. We cannot assure, however, that we will be able to successfully identify suitable candidates, prevail against competing potential acquirers, negotiate appropriate acquisition terms, obtain financing that may be needed to consummate such acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. In addition, we cannot assure that any acquisition, once successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to our operations and cash flow.

The success of any acquisition is subject to other risks and uncertainties, including:

- our ability to realize operating efficiencies, synergies or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;
- diversion of management's time and attention from other business concerns;
- difficulties in retaining key employees, customers or suppliers of the acquired business;
- difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;
- adverse effects on existing business relationships with suppliers or customers;
- the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets;
- the ability to generate future cash flows or the availability of financing.

In addition, an acquisition could adversely impact our operating performance as a result of the incurrence of acquisition-related debt, acquisition expenses, or the amortization of acquisition-acquired assets.

We may also face liability with respect to acquired businesses for violations of environmental laws occurring prior to the date of our acquisition, and some or all of these liabilities may not be covered by environmental insurance secured to mitigate the risk or by indemnification from the sellers from which we acquired these businesses. We could also incur significant costs, including, but not limited to, remediation costs, natural resources damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities associated with environmental laws.

The inability to continue to develop new products could limit our revenue and profitability.

Innovation is critical to our success. We believe that we must continue to enhance our existing products and to develop and manufacture new products with improved capabilities in order to continue to be a market leader. We also believe that we must continue to make improvements in our productivity in order to maintain our competitive position. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and our consolidated results of operations.

Our inability to protect our intellectual property rights could adversely affect product sales and financial performance.

Difficulties in acquiring and maintaining our intellectual property rights could also adversely affect our business and financial position. Our performance may depend in part on our ability to establish, protect and enforce intellectual property rights with respect to our patented technologies and proprietary rights and to defend against any claims of infringement. These activities involve complex and constantly evolving legal, scientific and factual questions and uncertainties. Our ability to compete effectively with other companies depends in part on our ability to maintain and enforce our patents and other proprietary rights, which are essential to our business. These measures afford only limited protection and may not in all cases prevent our competitors from gaining access to our intellectual property and proprietary information.

Litigation has been and may continue to be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. In addition, we may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. If litigation that we initiate is unsuccessful, we may not be able to protect the value of some of our intellectual property. If a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use technology or other intellectual property rights that we have been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. If we are unable to timely obtain licenses on reasonable terms, we may be forced to cease selling or using any of our products that incorporate the challenged intellectual property, or to redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties. This may not always be possible or, if possible, may be time consuming and expensive. Intellectual property litigation, whether successful or unsuccessful, could be expensive to us and divert some of our resources. Our intellectual property rights may not be as valuable as we believe, which could result in a competitive disadvantage or adversely affect our business and financial performance.

Political conditions in foreign countries in which we operate could adversely affect us.
We conduct our manufacturing, sales and distribution operations on a worldwide basis and are subject to risks associated with doing business outside the United States. In fiscal year 2009, approximately 71 percent of our total sales were to customers outside the United States. We expect that international operations and United States export sales will continue to be important to our business for the foreseeable future. Both the sales from international operations and export sales are subject in varying degrees to risks inherent in doing business outside the United States. Such risks include, but are not limited to, the following:

- risks of economic instability;
- unanticipated or unfavorable circumstances arising from host country laws or regulations;
- restrictions on the transfer of funds into or out of a country;
- currency exchange rate fluctuations;
- difficulties in enforcing agreements and collecting receivables through some foreign legal systems;
- international customers with longer payment cycles than customers in the United States;
- potential negative consequences from changes to taxation policies;
- the disruption of operations from foreign labor and political disturbances;
- the imposition of tariffs, import or export licensing requirements;
- exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country.

Any of these events could reduce the demand for our products, limit the prices at which we can sell our products, or otherwise have an adverse effect on our operating performance.

We may, from time to time, post financial or other information on our Web site, http://www.nordson.com/Investors/. The Internet address is for informational purposes only and is not intended for use as a hyperlink. We are not incorporating any material on our Web site into this Report.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes our principal properties as of October 31, 2009.

Location	Description of Property	Approximate Square Feet
Amherst, Ohio(1)(2)(3)	A manufacturing, laboratory and office complex	585,000
Norcross, Georgia(1)	A manufacturing, laboratory and office building	150,000
Dawsonville, Georgia(1)	A manufacturing, laboratory and office building	134,000
East Providence, Rhode Island(2)	A manufacturing, warehouse and office building	116,000
Duluth, Georgia(1)	An office and laboratory building	110,000
Carlsbad, California(2)	Two manufacturing and office buildings (leased)	88,000
Robbinsville, New Jersey(2)	A manufacturing, warehouse and office building (leased)	88,000
Swainsboro, Georgia(1)	A manufacturing building	59,000
Vista, California(2)	A manufacturing building (leased)	41,000
Westlake, Ohio	Corporate headquarters (leased)	23,000
Luneburg, Germany(1)	A manufacturing and laboratory building	130,000
Shanghai, China(1)(3)	A manufacturing, warehouse and office building (leased)	92,000
Erkrath, Germany(1)(2)(3)	An office, laboratory and warehouse building (leased)	63,000
Bangalore, India(1)(2)(3)	A manufacturing, warehouse and office building	56,000
Shanghai, China(1) (2) (3)	An office and laboratory building	54,000
Tokyo, Japan(1)(2)(3)	An office, laboratory and warehouse building (leased)	42,000
Aylesbury, U.K.(2)	A manufacturing, warehouse and office building (leased)	36,000
Slough, U.K.(2)	A manufacturing, warehouse and office building (leased)	33,000
Mexico City, Mexico(1)(2)(3)	A warehouse and office building (leased)	23,000
Suzhou, China(2)	A manufacturing, warehouse and office building (leased)	22,000
Lagny Sur Marne, France(1)(3)	An office building (leased)	17,000
Segrate, Italy(1)(3)	An office, laboratory and warehouse building (leased)	7,000
Singapore(1)(2)(3)	A warehouse and office building (leased)	6,000

Business Segment — Property Identification Legend

1 — Adhesive Dispensing Systems
2 — Advanced Technology Systems
3 — Industrial Coating Systems

The facilities listed above have adequate, suitable and sufficient capacity (production and nonproduction) to meet present and foreseeable demand for our products.

Other properties at international subsidiary locations and at branch locations within the United States are leased. Lease terms do not exceed 25 years and generally contain a provision for cancellation with some penalty at an earlier date.

In addition, we lease equipment under various operating and capitalized leases. Information about leases is reported in Note 7 of Notes to Consolidated Financial Statements that can be found in Part II, Item 8 of this document.

Item 3. Legal Proceedings

We are involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — We have voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties (PRPs) to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site.

The Feasibility Study / Remedial Investigation for this project was completed and approved by the Wisconsin Department of Natural Resources (WDNR) in September 2006. In the fourth quarter of fiscal year 2007, the PRPs signed an Environmental Repair Contract with the WDNR. At that time, the estimated cost to us for Site remediation, constructing a potable water delivery system and ongoing operation, maintenance and monitoring (OM&M) at the Site and the impacted area down gradient of the Site over the statutory monitoring period of 30 years was $3,008. At October 31, 2007, $1,858 was recorded in other current liabilities, with the remaining amount of $1,150 classified as long-term. During fiscal year 2008, $1,858 was paid in fulfillment of our obligation to fund a portion of the estimated cost of site remediation, construction of the potable water delivery system and one year of OM&M. During fiscal year 2009, an additional payment of $265 was made, leaving a balance for the remaining OM&M obligation of $885. This amount was reported in other long-term liabilities at October 31, 2009.

During fiscal year 2008, agreements were reached with seven insurance companies that resulted in reimbursement to us of $1,863 for costs related to this remediation project.

The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Company

Our executive officers as of October 31, 2009, were as follows:

Name	Age	Officer Since	Position or Office with The Company and Business Experience During the Past Five (5) Year Period
Edward P. Campbell	59	1988	Chairman of the Board of Directors, President and Chief Executive Officer, 2008
			Chairman of the Board of Directors and Chief Executive Officer, 2004
John J. Keane	48	2003	Senior Vice President, 2005
			Vice President, 2003
Douglas C. Bloomfield . .	50	2005	Vice President, 2005
			Vice President, Automotive and UV, North American Division, 2003
Michael Groos	58	1995	Vice President, 1995
Peter G. Lambert	49	2005	Vice President, 2005
			Vice President, Packaging and Product Assembly, 2003
Gregory P. Merk	38	2006	Vice President, 2006
			General Manager, Latin America South, 2000
Shelly M. Peet	44	2007	Vice President, 2009
			Vice President, Chief Information Officer, 2007
			Director, Corporate Information Services and Chief Information Officer, 2003
Gregory A. Thaxton	48	2007	Vice President, Chief Financial Officer, 2008
			Vice President, Controller, 2007
			Corporate Controller and Chief Accounting Officer, 2006
			Group Controller, 2000
Robert E. Veillette.	57	2007	Vice President, General Counsel and Secretary, 2007
			Secretary and Assistant General Counsel, 2002

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends

(a) Our common shares are listed on the NASDAQ Global Select Market under the symbol NDSN. As of November 30, 2009, there were 1,891 registered shareholders. The table below is a summary of dividends paid per common share and the range of market prices during each quarter of fiscal years 2009 and 2008.

Fiscal Quarters	Dividend Paid	Common Share Price High	Common Share Price Low
2009:			
First	**$.1825**	**$39.95**	**$24.04**
Second	**.1825**	**38.06**	**20.30**
Third	**.1825**	**46.29**	**34.47**
Fourth	**.19**	**59.77**	**44.99**
2008:			
First	$.1825	$61.58	$42.30
Second	.1825	59.66	47.16
Third	.1825	78.98	58.35
Fourth	.1825	73.00	31.19

(b) Use of Proceeds. Not applicable.

(c) Issuer Purchases of Equity Securities

In October 2006, the board of directors authorized the repurchase until October 2009 of up to 1,000 shares of Nordson Corporation common shares on the open market or in privately negotiated transactions. Share repurchases under this program were completed in November 2008.

On December 10, 2008 the board of directors approved a stock repurchase program of up to 1,000 shares over a three-year period beginning December 22, 2008. Expected uses for repurchased shares include the funding of benefit programs including stock options, nonvested stock and 401(k) matching. Shares purchased will be treated as treasury shares until used for such purposes. The repurchase program will be funded using working capital. There have been no share repurchases under this program.

Performance Graph

The following is a graph that compares the five-year cumulative return, calculated on a dividend-reinvested basis, from investing $100 on November 1, 2004 in Nordson common shares, the S&P MidCap 400 Index and the S&P MidCap 400 Industrial Machinery.



TOTAL SHAREHOLDER RETURNS
INDEXED RETURNS
NORDSON CORPORATION
S&P MIDCAP 400
S&P MIDCAP 400 INDUSTRIAL
DOLLARS
250
200
150
100
50
0
2004
2005
2006
2007
2008
2009

	2004	2005	2006	2007	2008	2009
NORDSON CORPORATION	100.00	108.51	135.92	160.17	111.98	163.47
S&P MIDCAP 400	100.00	117.65	133.45	156.16	99.22	117.26
S&P MIDCAP 400 INDUSTRIAL	100.00	98.56	117.82	147.50	84.42	112.96

Item 6. Selected Financial Data

Five-Year Summary

(In thousands except for per-share amounts)	2009	2008	2007	2006	2005
Operating Data[(a)]					
Sales	**$ 819,165**	$1,124,829	$ 993,649	$892,221	$832,179
Cost of sales	**350,239**	494,394	439,804	379,800	362,824
% of sales	**43**	44	44	43	44
Selling and administrative expenses	**337,294**	434,476	401,294	362,179	337,782
% of sales	**41**	39	40	41	41
Severance and restructuring costs	**16,396**	5,621	409	2,627	875
Goodwill and long-lived asset impairments	**243,043**	—	—	—	—
Operating profit (loss)	**(127,807)**	190,338	152,142	147,615	130,698
% of sales	**(16)**	17	15	17	16
Income (loss) from continuing operations	**(160,055)**	117,504	90,692	97,667	84,510
% of sales	**(20)**	10	9	11	10
Financial Data[(a)]					
Working capital	**$ 190,249**	$ 180,317	$ 180,010	$105,979	$ 66,442
Net property, plant and equipment and other non-current assets	**544,003**	782,356	801,916	475,586	476,810
Total invested capital[(b)]	**743,867**	1,013,618	1,031,330	656,401	615,000
Total assets	**890,674**	1,166,669	1,211,840	822,890	790,417
Long-term liabilities	**364,276**	388,561	450,809	151,037	212,340
Shareholders' equity	**369,976**	574,112	531,117	430,528	330,912
Return on average invested capital — %[(c)]	**(19)**	13	13	18	15
Return on average shareholders' equity — %[(d)]	**(28)**	20	19	26	21
Per-Share Data[(a)]					
Average number of common shares	**33,565**	33,746	33,547	33,365	35,718
Average number of common shares and common share equivalents	**33,565**	34,307	34,182	34,180	36,527
Basic earnings (loss) per share from continuing operations	**$ (4.77)**	$ 3.48	$ 2.70	$ 2.93	$ 2.37
Diluted earnings (loss) per share from continuing operations	**(4.77)**	3.43	2.65	2.86	2.31
Dividends per common share	**0.7375**	0.73	0.70	0.67	0.645
Book value per common share	**10.99**	17.03	15.76	12.89	10.05

(a) See accompanying Notes to Consolidated Financial Statements.

(b) Notes payable, plus current portion of long-term debt, plus current portion of capital lease obligations, plus total long-term liabilities, plus shareholders' equity.

(c) Income from continuing operations, plus interest expense on borrowings and other long-term liabilities net of income taxes, as a percentage average invested capital.

(d) Income from continuing operations as a percentage of shareholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

In this annual report, all amounts related to United States dollars and foreign currency and to the number of shares of Nordson Corporation common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate the accounting policies and estimates that are used to prepare financial statements. We base our estimates on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates used by management.

Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below. On a regular basis, critical accounting policies are reviewed with the Audit Committee of the board of directors.

Revenue Recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. Revenues from contracts with multiple element arrangements, such as those including installation or other services, are recognized as each element is earned based on objective evidence of the relative fair value of each element. If the installation or other services are inconsequential to the functionality of the delivered product, the entire amount of revenue is recognized upon satisfaction of the criteria noted above. Inconsequential installation or other services are those that can generally be completed in a short period of time, at insignificant cost, and the skills required to complete these installations are not unique to us. If installation or other services are essential to the functionality of the delivered product, revenues attributable to these obligations are deferred until completed. Amounts received in excess of revenue recognized are included as deferred revenue within accrued liabilities in the accompanying balance sheets. Revenues deferred in fiscal years 2009, 2008 and 2007 were not material.

Goodwill — Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. The number of reporting units tested for goodwill impairment increased in fiscal year 2009 because we tested one level below one of our three operating segments as a result of the impact of the global economic downturn. For fiscal year 2009, our reporting units are the Adhesive Dispensing Systems segment, the Industrial Coating Systems segment and one level below the Advanced Technology Systems segment. Based upon the results of our impairment testing, we recognized an impairment charge for a reduction in the carrying value of goodwill in the amount of $232,789, relating to six reporting units as follows: Dage $166,916, Picodostec $7,530, YESTech $26,149, March Plasma Systems $16,449, UV Curing $12,129, and Industrial Coating Systems $3,616.

The goodwill impairment test is a two-step process. In the first step, performed in the fourth quarter of each year, we calculate a reporting unit's fair value using a discounted cash flow valuation methodology and compare the result against the reporting unit's carrying value of net assets. If the carrying value of a reporting unit exceeds its fair value, then a second step is performed to determine if goodwill is impaired. In step one, the assumptions used for discounted cash flow, revenue growth, operating margin, and working capital turnover are based on general management's strategic plans tempered by performance trends and reasonable expectations about those trends. With respect to revenue growth assumptions in particular, we tempered our outlook for fiscal year 2010 and future years by looking at historical data since the last recession in 2001 and 2002, measuring apparent recovery and rebound growth apart from growth experienced after the recovery, and noting order growth for sequential reporting periods during fiscal year 2009. Terminal value calculations employ a published formula known as the "Gordon Growth Model Method" that essentially captures the present value of perpetual cash flows beyond the last projected period assuming a constant Weighted Average Cost of Capital methodology (WACC) and growth rate. For each reporting unit, sensitivity calculations vary the discount and terminal growth rates in order to provide a range of assurance that our expected assumptions are fair for detecting impairment.

Discount rates were developed using a WACC methodology. The WACC represents the blended average required rate of return for equity and debt capital based on observed market return data and company specific risk factors. The discount rates used ranged from 11 percent to 19.5 percent depending upon the reporting unit's size, end market volatility, and projection risk. The calculated internal rate of return for the step one consolidated valuation was 11.9 percent, which is reasonable when compared to a calculated WACC for total Nordson of 11.7 percent.

To test the reasonableness of the discounted cash flow valuations, we performed the control premium test, which compares the sum of the fair values calculated for our reporting units (net of debt) to the market value of equity. The control premium was 30 percent as of the test date of July 31, 2009 and 11 percent as of our fiscal year end of October 31, 2009. The control premium declined during our fourth quarter due to an increase in market value of equity. These comparisons indicated that the discounted cash flow valuation was reasonable.

As a result of our step one testing, we determined that the second step of impairment testing was necessary. In the second step, a hypothetical purchase price allocation of the reporting unit's assets and liabilities is performed using the fair value calculated in step one. The difference between the fair value of the reporting unit and the hypothetical fair value of assets and liabilities is the implied goodwill amount. Impairment is recorded if the carrying value of the reporting unit's goodwill is higher than its implied goodwill. The charge recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment charge is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis. Subsequent reversal of a previously recognized goodwill impairment charge is prohibited once the measurement of that charge is completed.

The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, including any unrecognized intangible assets. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. That assignment process is performed only for purposes of testing goodwill for impairment; we cannot write up or write down a recognized asset or liability, nor can we recognize a previously unrecognized intangible asset as a result of that allocation process.

Following our write-down of goodwill, the excess of fair value (FV) over carrying value (CV) was compared to the carrying value for remaining reporting units having no impairment. Based on the results shown in the table below, our conclusion is that no remaining impairment exists. With respect to the EFD reporting unit, a decline in fair value exceeding 11 percent would be required for possible impairment. Potential events or circumstances resulting in a negative effect to the estimated fair value could range from a further downturn in global economies to a much slower recovery than assumed.

	WACC	Excess of FV Over CV	Goodwill
Adhesive Dispensing	11%	857%	$ 33,651
Asymtek	14%	650%	$ 15,144
EFD	13%	13%	$274,576

At July 31, 2008, we had no indicators of impairment. By October 31, 2008, all major stock markets had suffered sudden and significant declines. For goodwill testing purposes, we modified downward our growth and profitability assumptions for what was believed to be a temporary downturn in the economy. Based on these revised assumptions, the excess of fair value over carrying value exceeded 25 percent for the three operating segments tested (Adhesive Dispensing Systems, Advanced Technology Systems, and Industrial Coating Systems).

The global economic downturn was occurring early in our fiscal year 2009, and we initiated steps to mitigate the loss of revenue on profitability, cash flows, and fair value of reporting units. We implemented actions to reduce workforce and other costs and to optimize cash flows across reporting units. Our revenue outlook required time to estimate fairly. Insight from the volume of customer orders helped us see the bottom, monitor points of inflection, and see an upturn occurring in quarters three and four. Accordingly, our annual goodwill impairment analysis performed in the fourth quarter of fiscal year 2009 had the benefit of additional insight to order trends, growth expectations, and effects of mitigating actions. Our quarterly assessments looked at the market value of equity, confirmed solvency, and projected positive liquidity, profitability, and improving order trends in the second half of the year.

In fiscal year 2009, we tested one level below the operating segment level for Advanced Technology Systems primarily because this segment included three acquisitions made in fiscal year 2007 that were still being integrated into the operating segment during fiscal year 2009. Integration was incomplete and planned synergies were not yet realized for Dage, Picodostec, and YESTech, and we realized that the change in business climate in fiscal year 2009 could reduce the fair value for these recent acquisitions below their carrying amounts. During fiscal year 2009, we recognized that revenue growth assumptions used in the original valuations could not be anticipated in the current economic cycle. In addition, because of concerns of under-performance and the impact of the economic downturn in fiscal year 2009, we took a closer look at two prior acquisitions — March Plasma Systems, which had goodwill resulting from two acquired companies in 1999, and UV Curing, which had goodwill resulting from two acquired companies in 1996 and 1999.

The Industrial Coating Systems operating segment suffered revenue loss in large-dollar engineered systems orders from its primary automotive customers due to bankruptcies and permanent plant closures and from other industrial coating customers who placed fewer orders for large engineered systems during this difficult economic cycle. In addition, this segment has operated with a less flexible, base cost structure, adding more risk to profitability and cash flows during economic downturns.

Other Indefinite-Lived Intangible Assets — Indefinite-lived intangible assets are trademarks and trade names associated with Dage, Picodostec, YESTech and TAH Industries. Indefinite-lived intangible assets are not subject to amortization and need to be tested for impairment annually or more often if indications of impairment exist. Testing is performed at the component level with which the asset is associated. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment charge is recognized in an amount equal to that excess. After an impairment charge is recognized, the adjusted carrying amount of the intangible asset becomes its new accounting basis. Subsequent reversal of a previously recognized impairment charge is prohibited.

The common valuation technique for trademark and trade names is the "relief from royalty method." The theory is that these assets relieve the owner from having to pay a hypothetical royalty attributable to an exclusive license for selling products under the trademark or trade name. The value of the hypothetical exclusive license is based upon the present value of a stream of hypothetical royalty payments, using assumptions for revenue growth (the same as for goodwill testing), discount rates (slightly more risk premium than for goodwill testing), royalty rates (based on market data), and tax amortization benefits (based upon statutory guidance).

The conclusion of this testing resulted in impairment charges totaling $8,282 as follows by reporting unit: Dage $5,365, Picodostec $157, YESTech $350, and TAH Industries $2,410.

Other Long-Lived Assets — Our test for recoverability of long-lived depreciable and amortizable assets used undiscounted cash flows, except for one asset group for which an external market source was available (described below). Long-lived assets are grouped at the lowest level for which there are identifiable cash flows. The total carrying value of long-lived assets for each reporting unit has been compared to the forecasted cash flows of each reporting unit's long-lived assets being tested. Cash flows have been defined as earnings before interest, taxes, depreciation, and amortization less annual maintenance capital spending.

Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) are based on the remaining useful life of the asset. We believe that the relative value of long-lived assets within each reporting unit is a reasonable proxy for the relative importance of the assets in the production of cash flow. To get to a reasonable forecast period, the aggregate net book value of long-lived assets was divided by the current depreciation and amortization value to arrive at a blended remaining useful life. For reporting units tested using this methodology, our calculations show the undiscounted aggregate value of cash flows over the remaining useful life for each reporting unit is greater than the respective carrying value of the lived assets within each reporting unit. We have one asset group within our UV Curing reporting unit for which a value obtained from an external market source was used for evaluating recoverability. As a result, we have recognized a charge of $1,972. No further impairment procedures were necessary for our long-lived asset groups.

Inventories — Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for 26 percent of consolidated inventories at October 31, 2009, and 27 percent at October 31, 2008, with the first-in, first-out (FIFO) method used for the remaining inventory. On an ongoing basis, inventory is tested for technical obsolescence, as well as for future demand and changes in market conditions. We have historically maintained inventory reserves to reflect those conditions when the cost of inventory is not expected to be recovered. Inventory reserves are also maintained for inventory used for demonstration purposes. The inventory reserve balance was $15,740, $13,133 and $12,365 at October 31, 2009, 2008 and 2007, respectively.

Pension Plans and Postretirement Medical Plans — The measurement of liabilities related to our pension plans and postretirement medical plans is based on management's assumptions related to future factors, including interest rates, return on pension plan assets, compensation increases, mortality and turnover assumptions, and health care cost trend rates.

The weighted-average discount rate used to determine the present value of our domestic pension plan obligations was 5.50 percent at October 31, 2009 and 8.00 percent at October 31, 2008. The discount rate for these plans, which comprised 78 percent of the worldwide pension obligations at October 31, 2009, was based on quality fixed income investments with a duration period approximately equal to the period over which pension obligations are expected to be settled. The weighted-average discount rate used to determine the present value of our various international pension plan obligations was 4.78 percent at October 31, 2009, compared to 5.87 percent at October 31, 2008. The discount rates used for the international plans were determined by using quality fixed income investments.

In determining the expected return on plan assets, we consider both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and actuarial experts in developing appropriate return assumptions. The expected rate of return (long-term investment rate) on domestic pension assets was 8.51 percent for fiscal year 2009 and 8.48 percent for fiscal year 2008. The average expected rate of return on international pension assets decreased to 4.85 percent in fiscal year 2009 from 5.04 percent in fiscal year 2008.

The assumed rate of compensation increases for domestic employees was 3.30 percent for both fiscal years 2009 and 2008. The assumed rate of compensation increases for international employees was 2.86 percent in fiscal year 2009, compared to 3.45 percent in fiscal year 2008.

Annual expense amounts are determined based on the discount rate used at the end of the prior year. Differences between actual and assumed investment returns on pension plan assets result in actuarial gains or losses that are amortized into expense over a period of years.

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in fiscal year 2009	$ (1,114)	$ 2,414	$ (716)	$ 294
Effect on pension obligation as of October 31, 2009	$(28,806)	$ 35,401	$(9,273)	$11,920
Expected return on assets:				
Effect on total service and interest cost components in fiscal year 2009	$ (1,435)	$ 1,435	$ (219)	$ 226
Effect on pension obligation as of October 31, 2009	—	—	—	—
Compensation increase:				
Effect on total service and interest cost components in fiscal year 2009	$ 1,701	$ (1,337)	$ 263	$ (530)
Effect on pension obligation as of October 31, 2009	$ 13,776	$(11,402)	$ 4,477	$ (4,291)

With respect to the domestic postretirement medical plan, the discount rate used to value the benefit obligation decreased from 8.00 percent at October 31, 2008 to 5.50 percent at October 31, 2009. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 8.25 percent in fiscal year 2010, decreasing gradually to 4.50 percent in fiscal year 2015.

For the international postretirement plan, the discount rate used to value the benefit obligation decreased from 7.70 percent at October 31, 2008 to 6.75 percent at October 31, 2009. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 7.50 percent in fiscal year 2010, decreasing gradually to 4.80 percent in fiscal year 2013.

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and assumed health care cost trend rate would have the following effects:

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in fiscal year 2009	$ (376)	$ 444	$ (12)	$ 11
Effect on postretirement obligation as of October 31, 2009	$(6,286)	$ 7,801	$(118)	$ 157
Health care trend rate:				
Effect on total service and interest cost components in fiscal year 2009	$ 447	$ (371)	$ 15	$ (7)
Effect on postretirement obligation as of October 31, 2009	$ 7,297	$(5,978)	$ 153	$(117)

Employees hired after January 1, 2002, are not eligible to participate in the domestic postretirement medical plan.

Pension and postretirement expenses in fiscal year 2010 are expected to be approximately $8,500 higher than fiscal year 2009, primarily reflecting a change in the discount rate.

Financial Instruments — Assets, liabilities and commitments that are to be settled in cash and are denominated in foreign currencies are sensitive to changes in currency exchange rates. We enter into foreign currency forward contracts, which are derivative financial instruments, to reduce the risk of foreign currency exposures resulting from the collection of receivables, payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Forward contracts are marked to market each accounting period, and the resulting gains or losses are included in "other — net" within other income (expense) on the Consolidated Statement of Income.

Warranties — We provide customers with a product warranty that requires us to repair or replace defective products within a specified period of time (generally one year) from the date of delivery or first use. An accrual is recorded for expected warranty costs for products shipped through the end of each accounting period. In determining the amount of the accrual, we rely primarily on historical warranty claims. Amounts charged to the warranty reserve were $3,824, $6,070 and $5,702 in fiscal years 2009, 2008 and 2007, respectively. The reserve balance was $4,587, $5,336 and $5,857 at October 31, 2009, 2008 and 2007, respectively.

Long-Term Incentive Compensation Plan (LTIP) — Under the long-term incentive compensation plan, executive officers and selected other employees receive stock payouts based solely on corporate performance measures over three-year performance periods. Payouts vary based on the degree to which corporate performance equals or exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No payout will occur unless certain threshold performance objectives are equaled or exceeded. The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculation is also based upon the closing price of common shares at the dates of grant. Payouts are recorded as capital in excess of stated value in shareholders' equity. As performance did not meet the threshold, there will be no payout for the fiscal year 2007-2009 performance period. There was $5,014 credited to expense attributable to all LTIP performance periods for executive officers and selected other employees for fiscal year 2009. There is no cumulative amount recorded in shareholders' equity at October 31, 2009. For fiscal years 2008 and 2007, the amounts charged to expense were $4,762 and $4,606, respectively.

Fiscal Years 2009 and 2008

Sales — As a result of the global economic slowdown, worldwide sales for fiscal year 2009 were $819,165, a decrease of 27.2 percent from fiscal year 2008 sales of $1,124,829. Sales volume decreased 23.3 percent, and unfavorable currency translation effects caused by the stronger United States dollar decreased sales by an additional 3.9 percent over the prior year.

Sales of the Adhesive Dispensing Systems segment were $460,746 in fiscal year 2009, a decrease of $119,965, or 20.7 percent, from fiscal year 2008. The change is the result of a sales volume decrease of 16.3 percent and unfavorable currency translation effects that reduced sales by an additional 4.4 percent. The sales decrease was largely attributable to large-dollar system product lines, with sales to consumer non-durable end markets, such as packaging and nonwovens, remaining more stable. All product lines within this segment and all geographic regions experienced sales volume decreases from the prior year.

Sales of the Advanced Technology Systems segment were $248,827 in fiscal year 2009, a decrease of $118,539, or 32.3 percent from fiscal year 2008. Sales volume decreased 28.2 percent, and unfavorable currency translation effects decreased sales by 4.1 percent. Within the segment, volume decreases occurred in all product lines and all geographic regions largely due to reduced demand in semiconductor and consumer electronics end markets.

Industrial Coating Systems segment sales in fiscal year 2009 were $109,592, a decrease of $67,160, or 38.0 percent, from the prior year. The decrease is the result of a sales volume decrease of 35.9 percent and unfavorable currency translation effects of 2.1 percent. The sales volume decline was largely due to the lack of capital spending in consumer durable end markets. Within the segment, volume decreases occurred in all product lines and all geographic regions.

It is estimated that the effect of pricing on total revenue was neutral relative to the prior fiscal year.

Sales outside the United States accounted for 71.3 percent of total fiscal year 2009 sales, compared to 71.9 percent in fiscal year 2008. Sales volume in fiscal year 2009 decreased from the prior year in all five geographic regions in which we operate. Sales volume was down 31.6 percent in Japan, 25.4 percent in the United States, 22.9 percent in Europe, 19.3 percent in Asia Pacific and 14.0 percent in the Americas (Canada, Mexico and Central and South America). Sales in all international regions, except Japan, were negatively impacted by the stronger U.S. dollar.

Operating profit — Cost of sales in fiscal year 2009 was $350,239, down 29.2 percent from fiscal year 2008, due primarily to the decrease in sales volume. Currency effects reduced cost of sales by 2.8 percent. Gross margins, expressed as a percent of sales, increased to 57.2 percent in fiscal year 2009 from 56.0 percent in fiscal year 2008. The increase was due primarily to a higher mix of consumables and aftermarket part sales compared to engineered systems sales. The gross margin percentage was also impacted by a reduction of overhead costs related to initiatives to reduce spending in response to the economic slowdown.

Selling and administrative expenses, excluding severance and restructuring costs, were $337,294 in fiscal year 2009, a decrease of $97,182, or 22.4 percent, from fiscal year 2008. The decrease was largely due to reduced compensation expenses associated with lower employment levels, furloughs, lower incentive compensation expense, and tightened control over discretionary spending. In addition, currency translation effects decreased selling and administrative costs by 4.2 percent. Selling and administrative expenses as a percentage of sales increased to 41.2 percent in fiscal year 2009 from 38.6 percent in fiscal year 2008 due to the lower level of sales.

In September 2008, a cost reduction program that involved a combination of non-workforce related efficiencies and workforce reductions primarily in North America and Europe was announced. In response to the continuing economic crisis, additional cost reduction actions were taken in fiscal year 2009. It is anticipated that the total severance and related costs of these actions will be approximately $23,000, of which $5,561 occurred in fiscal year 2008 and $16,396 occurred in fiscal year 2009. The remainder will occur in fiscal year 2010. Severance costs were recorded in the Corporate segment.

In fiscal year 2009 we recognized goodwill and long-lived asset impairment charges of $243,043. Of this amount, $232,789 related to goodwill, $8,282 related to indefinite lived trade name assets and $1,972 related to other long-lived assets. Additional information regarding these charges is described in the Critical Accounting Policies and Estimates section.

Operating margin was negative 15.6 percent in fiscal year 2009 compared to operating profit of 16.9 percent in fiscal year 2008. Goodwill and long-lived impairment charges accounted for 29.7 percent of the 32.5 percent change. The remainder of the decrease was due primarily to the reduction in sales volume.

Segment operating profit margins in fiscal years 2009 and 2008 were as follows:

Segment	2009	2008
Adhesive Dispensing Systems	**27.7%**	25.0%
Advanced Technology Systems	**(86.2)%**	16.8%
Industrial Coating Systems	**(6.7)%**	6.2%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating profit margins. Operating margins for each segment were unfavorably impacted by a stronger dollar during the year as compared to the prior year.

Operating margin for the Adhesive Dispensing Systems segment was 27.7 percent, up from 25.0 percent in fiscal year 2008. The increase was due primarily to a higher gross margin percentage resulting from a mix of more consumables and aftermarket part sales compared to engineered systems sales in fiscal year 2009.

Operating margin for the Advanced Technology Systems segment was negative 86.2 percent in fiscal year 2009 as compared to an operating profit margin of 16.8 percent in fiscal year 2008. The change is due primarily to goodwill and long-lived asset impairment and charges of $239,427. Excluding these impairment charges, operating margin was 10.1 percent in fiscal year 2009. The decrease from the prior year was due primarily to sales volume decreasing at a higher rate than both cost of sales and selling and administrative expenses.

Operating margin for the Industrial Coating Systems segment was negative 6.7 percent in fiscal year 2009 as compared to an operating profit margin of 6.2 percent in fiscal year 2008. The current year includes a goodwill impairment charge of $3,616. Excluding this charge, operating margin was negative 3.4 percent. The change from fiscal year 2008 was due primarily to sales volume decreasing at a higher rate than selling and administrative expenses.

Interest and other income (expense) — Interest expense in fiscal year 2009 was $7,771, a decrease of $8,943, or 53.5 percent from fiscal year 2008 due to lower borrowing levels and lower interest rates. Other income was $7,895 in fiscal year 2009, compared to $4,914 in fiscal year 2008. Included in other income (expense) were currency gains of $1,571 in fiscal year 2009 and $2,153 in fiscal year 2008. Fiscal year 2009 also includes a $5,011 gain on the sale of real estate in Westlake, Ohio.

Income taxes — Income tax expense was $32,864 in fiscal year 2009. Most of the goodwill and long-lived asset impairment charges in fiscal year 2009 were non-deductible for income tax purposes. Income tax expense for fiscal year 2008 was $62,284.

Net income (loss) — Net loss was $160,055, or $4.77 per diluted share in fiscal year 2009. This compares to net income of $117,504, or $3.43 per diluted share in fiscal year 2008.

Recently issued accounting standards — In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification, which establishes a sole source of U.S. authoritative generally accepted accounting principles (GAAP). The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into approximately ninety accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The adoption of this guidance did not have an effect on our consolidated results of operations, financial position or cash flows.

In September 2006, the FASB issued a standard regarding fair value measurements. This standard provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. It also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued an update that permits a one-year deferral of the original standard for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). As discussed in Note 18, we adopted the non-deferred portion of the standard as of November 1, 2008. The adoption did not impact our results of operations or financial position. We will adopt the deferred portion of this standard effective November 1, 2009.

In February 2007 the FASB issued a standard for reporting the fair value of financial assets and financial liabilities. This standard permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. We did not elect the fair value measurement option for any of our existing financial instruments other than those that are already being measured at fair value. As such, the adoption of this standard on November 1, 2008 did not have an impact on our results of operations or financial position.

In December 2007, the FASB issued a standard that provides greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. We must adopt this standard for all business combinations subsequent to November 1, 2009. The impact of adoption will depend on the nature and significance of any future acquisitions.

In December 2007, the FASB issued a pronouncement that establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. We must adopt this pronouncement in our fiscal year 2010. The impact of adoption will depend on future transactions, however we currently believe the adoption will not have a material effect on our results of operations or financial position.

In March 2008, the FASB issued a standard that is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. The standard applies to all derivative instruments as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to this standard must provide more robust qualitative disclosures and expanded quantitative disclosures. As discussed in Note 10, we adopted this standard in the second quarter of fiscal year 2009.

In December 2008, the FASB issued a standard that enhances the required disclosures about plan assets in an employer's defined benefit pension or other postretirement plan, including investment allocations decisions, inputs and valuations techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets. We must adopt this standard in our fiscal year 2010; we are currently evaluating its disclosure implications.

In May 2009, the FASB issued a standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. As discussed in Note 21, we adopted this standard in the third quarter of fiscal year 2009.

In October 2009, the FASB issued authoritative guidance on multiple-deliverable revenue arrangements that addresses the unit of accounting for arrangements involving multiple deliverables. The guidance also addresses how arrangement consideration should be allocated to separate units of accounting, when applicable, and expands the disclosure requirements for multiple-deliverable arrangements. We must adopt this standard in fiscal year 2011 and have not yet determined the impact of adoption on our results of operations or financial position.

Fiscal Years 2008 and 2007

Sales — Worldwide sales for fiscal year 2008 were $1,124,829, an increase of 13.2 percent from fiscal year 2007 sales of $993,649. Organic sales volume increased 5.1 percent, while the first year effect of acquisitions accounted for 3.8 percentage points of the growth. Favorable currency translation effects caused by the weaker United States dollar increased sales by an additional 4.3 percent over the prior year.

Sales of the Adhesive Dispensing Systems segment were $580,711 in fiscal year 2008, an increase of $71,143, or 14.0 percent, from fiscal year 2007. The increase was split evenly between sales volume and favorable currency translation effects. All product lines within this segment and all geographic regions experienced sales volume increases over the prior year.

Sales of the Advanced Technology Systems segment were $367,366 in fiscal year 2008, an increase of $66,647, or 22.2 percent from fiscal year 2007. The first year effect of acquisitions generated a volume increase of 12.4 percent, while organic sales volume increased 9.7 percent. Favorable currency translation effects contributed 0.1 percent to sales growth within this segment. The volume increase can be traced primarily to the Asia Pacific region, the United States and Europe, as demand improved for our products in certain semiconductor and consumer electronics end markets.

Industrial Coating Systems segment sales in fiscal year 2008 were $176,752, a decrease of $6,610, or 3.6 percent, from the prior year. The decrease is the result of a sales volume decrease of 7.5 percent, partially offset by favorable currency translation effects of 3.9 percent. The sales volume decrease can be traced to recent cyclical weakness in key consumer durable goods markets, primarily in the United States.

It is estimated that the effect of pricing on total revenue was neutral relative to the prior fiscal year.

Sales outside the United States accounted for 71.9 percent of total fiscal year 2008 sales, up from 69.3 percent in fiscal year 2007. Sales volume in fiscal year 2008 exceeded that of fiscal year 2007 in all five geographic regions in which we operate, largely driven by the Advanced Technology Systems segment. Sales volume was up 21.7 percent in Asia Pacific, 10.5 percent in Europe, 4.2 percent in Japan, 3.5 percent in the United States and 2.3 percent in the Americas (Canada, Mexico and Central and South America). Currency translation effects favorably impacted sales in all international regions.

Operating profit — Cost of sales in fiscal year 2008 was $494,394, up 12.4 percent from fiscal year 2007, due primarily to the increase in sales volume. Currency effects increased cost of sales by 3.1 percent. Gross margins, expressed as a percent of sales, increased to 56.0 percent in fiscal year 2008 from 55.7 percent in fiscal year 2007. The increase was the result of the absence of short-term inventory purchase accounting adjustments related to acquisitions that reduced the fiscal year 2007 gross margin percentage by approximately 0.9 percent and favorable currency effects that increased the fiscal year 2008 gross margin rate by 0.4 percent. Offsetting these items were changes in product mix that reduced the gross margin percentage.

Selling and administrative expenses, excluding severance and restructuring costs, were $434,476 in fiscal year 2008, an increase of $33,182, or 8.3 percent, from fiscal year 2007. The increase is largely due to the first year effect of fiscal 2007 acquisitions, which added 3.7 percent, and currency translation effects, which added 3.5 percent. Annual compensation increases and higher employee benefit costs also contributed to the increase. Selling and administrative expenses as a percentage of sales decreased to 38.6 percent in fiscal year 2008 from 40.4 percent in fiscal year 2007, reflecting ongoing operational improvement efforts and revenue increases that were supported by existing capacity.

In September 2008, a cost reduction program that involved a combination of non-workforce related efficiencies and workforce reductions primarily in North America and Europe was announced. Severance costs were $5,561 in fiscal year 2008 and were recorded in the Corporate segment.

Our operating profit margin increased to 16.9 percent in fiscal year 2008 from 15.3 percent in fiscal year 2007. Purchase accounting adjustments for inventory associated with fiscal year 2007 acquisitions reduced that year's operating profit margin by 0.9 percent. The improvement was also due to favorable currency translation effects and revenue increases that were supported by existing capacity. The operating profit margin was reduced by 0.5 percent as a result of the severance and restructuring costs described above.

Segment operating profit margins in fiscal years 2008 and 2007 were as follows:

Segment	2008	2007
Adhesive Dispensing Systems	25.0%	23.2%
Advanced Technology Systems	16.8%	13.5%
Industrial Coating Systems	6.2%	9.6%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating profit margins. Operating profit margins for each segment were favorably impacted by a weaker dollar during the year as compared to the prior year.

Operating profit margin for the Adhesive Dispensing Systems segment was 25.0 percent, up from 23.2 percent in fiscal year 2007. The increase can be traced to the increased sales volume across all product lines and geographic regions and to favorable currency translation effects.

Operating profit margin for the Advanced Technology Systems segment increased to 16.8 percent in fiscal year 2008 from 13.5 percent in fiscal year 2007. The increase was primarily the result of sales volume increasing at a higher rate than operating costs and the absence of the effect of short-term purchase accounting adjustments related to fiscal year 2007 acquisitions, partially offset by changes in sales mix.

Operating profit margin for the Industrial Coating Systems segment was 6.2 percent in fiscal year 2008 as compared to 9.6 percent in fiscal year 2007. The decrease in the operating profit margin is due primarily to a sales volume decrease of 7.5 percent and to a higher mix of lower margin system sales.

Interest and other income (expense) — Interest expense in fiscal year 2008 was $16,714, a decrease of $4,828, or 22.4 percent from fiscal year 2007 due to lower borrowing levels and lower interest rates. Other income was $4,914 in fiscal year 2008, compared to $3,617 in fiscal year 2007. Included in other income (expense) were currency gains of $2,153 in fiscal year 2008 and currency losses of $1,028 in fiscal year 2007. The prior year amount also included a $3,038 gain on the sale-leaseback of real estate.

Income taxes — Our effective income tax rate was 34.6 percent in fiscal year 2008, up from 33.2 percent in fiscal year 2007. The increased rate is due primarily to a favorable adjustment in fiscal year 2007 related to a prior year tax revision.

Net income — Net income was $117,504, or $3.43 per diluted share in fiscal year 2008. This compares to net income of $90,692, or $2.65 per diluted share in fiscal year 2007. This represents a 29.6 percent increase in net income and a 29.4 percent increase in earnings per share.

Liquidity and Capital Resources

Cash provided by operations in fiscal year 2009 was $168,677, compared to $114,042 in fiscal year 2008. The primary sources were net income (loss) adjusted for non-cash expenses and the tax benefit from the exercise of stock options, totaling $138,529 compared to $134,968 in fiscal year 2008. Also included in cash provided by operations in the current year were changes in operating assets and liabilities of $30,148 as compared to fiscal year 2008 when operating assets and liabilities used $20,926 of cash. The primary reason for the change is the lower level of business activity in the current year resulting in lower operating assets.

Cash used by investing activities was $3,939 in fiscal year 2009, compared to $31,924 in fiscal year 2008. Capital expenditures were $12,514 in fiscal year 2009, down from $26,386 in the prior year due to tighter spending control in the current year. Fiscal year 2009 capital expenditures were primarily focused on our in-process rollout of SAP enterprise management software and various projects that improve manufacturing and distribution. Proceeds from the sale of property, plant and equipment in the current year were $8,611 and primarily consisted of the sale of our Westlake, Ohio corporate headquarters building and a portion of the real property surrounding the building. Included in cash used by investing activities in fiscal year 2008 was $7,890 for the acquisition of businesses and the minority interest in a South Korea joint venture.

Cash of $161,018 was used for financing activities in fiscal year 2009, compared to $102,716 in fiscal year 2008. The current year included net repayments of $127,268 of short and long-term borrowings, compared to $61,566 in the prior year. Issuance of common shares related to employee benefit plans generated $2,986 of cash in the current year, down from $16,135 in the prior year due to fewer stock option exercises. Purchases of treasury shares used $7,115 of cash in fiscal year 2009, down from $35,615 in fiscal year 2008, as we focused on repayment of debt in the current year. Dividend payments were $24,747 in fiscal year 2009, up slightly from $24,645 in fiscal year 2008 due to an increase in the quarterly dividend from $0.1825 per share to $0.19 per share in the fourth quarter of the current year.

The following is a summary of significant changes by balance sheet caption from the end of fiscal year 2008 to the end of fiscal year 2009. Receivables, inventories and accounts payable decreased due primarily to lower level of business activity in the fourth quarter of fiscal year 2009 compared to the fourth quarter of fiscal year 2008. Long-term deferred tax assets increased due primarily to deferred taxes related to pension and postretirement adjustments to other comprehensive income. Regarding the increase in income taxes payable, the balance at the end of fiscal year 2008 was reduced to record an expected refund that was received during fiscal year 2009. Accrued liabilities decreased due primarily to lower incentive compensation accruals. The increase in long-term pension and retirement liabilities is due primarily to lower discount rates in fiscal year 2009 as compared to fiscal year 2008.

On February 22, 2008, we entered into a Note Purchase and Private Shelf Agreement (the Agreement) with Prudential Investment Management, Inc. The Agreement consists of a $50,000 Senior Note and a $100,000 Private Shelf Facility. The Senior Note bears interest at a rate of 4.98 percent and matures on February 22, 2013. The Agreement also contains customary events of default and covenants related to limitations on indebtedness and the maintenance of certain financial ratios. We were in compliance with all of our debt covenants at October 31, 2009. Under the Private Shelf Facility, we may also borrow during the next three years up to $100,000 at interest rates in effect at the time of borrowing. Borrowings can be for up to 12 years with an average life not to exceed 10 years. At October 31, 2009, the amount we could borrow under the Private Shelf Facility would not have been limited by any debt covenants.

The board of directors authorized the repurchase of up to 1,000 of our common shares over a three-year period beginning November 2006. The resolution was amended in August 2007 permitting the use of written agreements with independent third party brokers to purchase common shares on the open market or in privately negotiated transactions. Uses for repurchased shares include the funding of benefit programs, including stock options, restricted stock and 401(k) matching. Shares purchased are treated as treasury shares until used for such purposes. The repurchase program is funded using working capital. During fiscal year 2009, we repurchased 197 shares at a cost of $6,826, completing the repurchases authorized under this program.

On December 10, 2008, the board of directors approved a stock repurchase program of up to 1,000 shares over a three-year period beginning December 22, 2008. Expected uses for repurchased shares include the funding of benefit programs including stock options, nonvested stock and 401(k) matching. There have been no shares repurchased under this program.

The following table summarizes obligations as of October 31, 2009:

	Payments Due by Period				
Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long-term debt[1]	$156,550	$ 4,290	$102,260	$50,000	$ —
Capital lease obligations	9,162	5,243	3,648	271	—
Operating leases	31,061	10,628	9,052	2,906	8,475
Notes payable[2]	1,287	1,287	—	—	—
Interest payments on long-term debt	10,078	3,730	5,560	788	—
Contributions related to pension and postretirement benefits[3]	31,027	31,027	—	—	—
Deferred compensation payouts	11,310	11,310	—	—	—
Purchase obligations	31,323	30,394	929	—	—
Total obligations	$281,798	$97,909	$121,449	$53,965	$8,475

(1) We have a $400,000 unsecured, multicurrency credit facility with a group of banks that expires in fiscal year 2012 and may be increased to $500,000 under certain conditions. At October 31, 2009, $88,000 was outstanding under this facility, compared to $170,000 outstanding at October 31, 2008. There are two primary financial covenants that must be met under this facility. The first covenant limits the amount of total indebtedness that can be incurred to 3.5 times consolidated trailing EBITDA (both indebtedness and EBITDA as defined in the credit agreement). The second covenant requires consolidated trailing EBITDA to be at least three times consolidated trailing interest expense (both as defined in the credit agreement). We were in compliance with all debt covenants at October 31, 2009. At October 31, 2009, the amount we could borrow under the credit facility would not have been limited by any debt covenants.

(2) We have various lines of credit with foreign banks totaling $48,433, of which $47,146 was unused at October 31, 2009.

(3) Pension and postretirement plan funding amounts after fiscal year 2010 will be determined based on the future funded status of the plans and therefore cannot be estimated at this time.

We believe that the combination of present capital resources, internally generated funds and unused financing sources are more than adequate to meet cash requirements for fiscal year 2010. There are no significant restrictions limiting the transfer of funds from international subsidiaries to the parent company.

Outlook

Disruptions in global financial markets and resulting turmoil in the general economic environment during fiscal year 2009 likely will have a continuing impact on our performance in fiscal year 2010; however, we are confident that we are well positioned to manage the impact upon our liquidity. Our liquidity needs arise from working capital requirements, capital expenditures and principal and interest payments on indebtedness. Primary sources of capital to meet these needs are cash provided by operations and borrowings under our loan agreements. In fiscal year 2009, cash from operations was 20 percent of revenue. Comparatively, during the 2001 and 2002 recession years, cash from operations were 10 percent and 20 percent, respectively, and then ranged from 10 percent to 14 percent in subsequent years until fiscal year 2009. Funds provided by borrowings occur under a $400,000 five-year committed revolving line of credit with 12 domestic and international banks that expires in 2012. As of October 31, 2009 we were in compliance with the financial covenant of this credit facility and have $312,000 available borrowing capacity. In addition, in February 2008, we entered into a Master Shelf Arrangement with the Prudential Insurance Company to allow for the issuance of medium to long-term unsecured notes. As of October 31, 2009, we are in compliance with the financial covenant relating to a $50,000 five-year note issued under this arrangement. While these facilities provide the contractual terms for any borrowing, we cannot be assured that these facilities would be available in the event of these financial institutions failure to remain sufficiently capitalized.

We are taking a cautious approach to fiscal year 2010. Our priorities for fiscal year 2010 are focused on the continuation of strategic actions taken in fiscal year 2009 to optimize revenue opportunities in a challenging economic environment and to sustain the operational improvements achieved through a combination of non-workforce related efficiencies and workforce reductions. Given our assumption that economic challenges will continue to impact us in fiscal year 2010, we expect these efforts will provide sufficient cash from operations to meet our liquidity needs. With respect to spending, the table above presents Nordson's financial obligations for the long-term as $281,798, of which $97,909 is payable in fiscal year 2010. On December 10, 2008, our board of directors approved a stock repurchase program of up to 1,000 shares. Under this authorization, the timing and actual number of shares subject to repurchase are at the discretion of management and are contingent on a number of factors including levels of cash generation from operations, cash requirements for acquisitions, repayment of debt and our share price. Capital expenditures for fiscal year 2010 will be focused primarily upon our in-process rollout of SAP, various facility projects that improve manufacturing and distribution, and a new corporate facility to replace the building sold in fiscal year 2009.

As the economic climate improves, we will continue to look for strategic acquisition opportunities. We will continue to develop new applications and markets for our technologies, and move forward with additional lean and other operational initiatives to enhance our financial performance.

Effects of Foreign Currency

The impact of changes in foreign currency exchange rates on sales and operating results cannot be precisely measured due to fluctuating selling prices, sales volume, product mix and cost structures in each country where we operate. As a general rule, a weakening of the United States dollar relative to foreign currencies has a favorable effect on sales and net income, while a strengthening of the dollar has a detrimental effect.

In fiscal year 2009, as compared with fiscal year 2008, the United States dollar was generally stronger against foreign currencies. If fiscal year 2008 exchange rates had been in effect during fiscal year 2009, sales would have been approximately $43,952 higher and third-party costs would have been approximately $31,898 higher. In fiscal year 2008, as compared with fiscal year 2007, the United States dollar was generally weaker against foreign currencies. If fiscal year 2007 exchange rates had been in effect during fiscal year 2008, sales would have been approximately $43,051 lower and third-party costs would have been approximately $27,719 lower. These effects on reported sales do not include the impact of local price adjustments made in response to changes in currency exchange rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We operate internationally and enter into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currencies are recorded and the dates they are settled. We regularly use foreign exchange contracts to reduce our risks related to most of these transactions. These contracts, primarily associated with the Euro, Yen and British Pound, typically have maturities of 90 days or less, and generally require the exchange of foreign currencies for United States dollars at rates stated in the contracts. Gains and losses from changes in the market value of these contracts offset foreign exchange losses and gains, respectively, on the underlying transactions. Other transactions denominated in foreign currencies are designated as hedges of our net investments in foreign subsidiaries or are intercompany transactions of a long-term investment nature. As a result of the use of foreign exchange contracts on a routine basis to reduce the risks related to most of our transactions denominated in foreign currencies, as of October 31, 2009, we did not have material foreign currency exposure.

Note 10 to the financial statements contains additional information about our foreign currency transactions and the methods and assumptions used to record these transactions.

A portion of our operations is financed with short-term and long-term borrowings and is subject to market risk arising from changes in interest rates.

The tables that follow present principal repayments and related weighted-average interest rates by expected maturity dates of fixed-rate debt.

At October 31, 2009

	2010	2011	2012	2013	2014	There-after	Total Value	Fair Value
Long-term debt, including current portion	**$4,290**	**$14,260**	**$ —**	**$50,000**	**$ —**	**$ —**	**$68,550**	**$71,706**
Average interest rate	**5.61%**	**5.51%**	**4.98%**	**4.98%**	**—**	**—**	**5.61%**	

At October 31, 2008

	2009	2010	2011	2012	2013	There-after	Total Value	Fair Value
Long-term debt, including current portion	$4,290	$ 4,290	$14,260	$ —	$50,000	$ —	$72,840	$70,757
Average interest rate	5.70%	5.61%	5.51%	4.98%	4.98%	—	5.70%	

We also have variable-rate notes payable and long-term debt. The weighted average interest rate of this debt was 0.6 percent at October 31, 2009 and 3.7 percent at October 31, 2008. A one percent increase in interest rates would have resulted in additional interest expense of approximately $1,661 on the variable rate notes payable and long-term debt in fiscal year 2009.

Inflation

Inflation affects profit margins as the ability to pass cost increases on to customers is restricted by the need for competitive pricing. Although inflation has been modest in recent years and has had no material effect on the years covered by these financial statements, we continue to seek ways to minimize the impact of inflation through focused efforts to increase productivity.

Trends

The Five-Year Summary in Item 6 documents our historical financial trends. Over this period, the world's economic conditions fluctuated significantly. Our solid performance is attributed to our participation in diverse geographic and industrial markets and our long-term commitment to develop and provide quality products and worldwide service to meet our customers' changing needs.

Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995

This Form 10-K, particularly "Management's Discussion and Analysis," contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, income, earnings, cash flows, changes in operations, operating improvements, businesses in which we operate and the United States and global economies. Statements in this 10-K that are not historical are hereby identified as "forward-looking statements" and may be indicated by words or phrases such as "anticipates," "supports," "plans," "projects," "expects," "believes," "should," "would," "could," "hope," "forecast," "management is of the opinion," use of the future tense and similar words or phrases.

In light of these risks and uncertainties, actual events and results may vary significantly from those included in or contemplated or implied by such statements. Readers are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause our actual results to differ materially from the expected results are discussed in Item 1A, Risk Factors.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

Years ended October 31, 2009, 2008 and 2007

(In thousands except for per-share amounts)	2009	2008	2007
Sales	**$ 819,165**	$1,124,829	$993,649
Operating costs and expenses:			
Cost of sales	**350,239**	494,394	439,804
Selling and administrative expenses	**337,294**	434,476	401,294
Severance and restructuring costs	**16,396**	5,621	409
Goodwill and long-lived asset impairments	**243,043**	—	—
	946,972	934,491	841,507
Operating profit (loss)	**(127,807)**	190,338	152,142
Other income (expense):			
Interest expense	**(7,771)**	(16,714)	(21,542)
Interest and investment income	**492**	1,250	1,505
Other — net	**7,895**	4,914	3,617
	616	(10,550)	(16,420)
Income (loss) before income taxes	**(127,191)**	179,788	135,722
Income tax provision:			
Current	**28,809**	54,929	44,613
Deferred	**4,055**	7,355	417
	32,864	62,284	45,030
Net income (loss)	**$(160,055)**	$ 117,504	$ 90,692
Average common shares	**33,565**	33,746	33,547
Incremental common shares attributable to outstanding stock options, nonvested stock and deferred stock-based compensation	**—**	561	635
Average common shares and common share equivalents	**33,565**	34,307	34,182
Basic earnings (loss) per share	**$ (4.77)**	$ 3.48	$ 2.70
Diluted earnings (loss) per share	**$ (4.77)**	$ 3.43	$ 2.65

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

October 31, 2009 and 2008

(In thousands)	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	**$ 18,781**	$ 11,755
Marketable securities	**43**	5
Receivables — net	**191,201**	224,813
Inventories — net	**97,636**	118,034
Deferred income taxes	**29,756**	22,455
Prepaid expenses and other current assets	**9,254**	7,251
Total current assets	**346,671**	384,313
Property, plant and equipment — net	**118,291**	133,843
Goodwill	**341,762**	571,933
Intangible assets — net	**42,144**	53,874
Deferred income taxes	**18,119**	—
Other assets	**23,687**	22,706
	$ 890,674	$1,166,669
Liabilities and shareholders' equity		
Current liabilities:		
Notes payable	**$ 1,287**	$ 42,061
Accounts payable	**33,368**	42,916
Income taxes payable	**12,347**	6,141
Accrued liabilities	**92,285**	96,473
Customer advance payments	**8,807**	7,521
Current maturities of long-term debt	**4,290**	4,290
Current obligations under capital leases	**4,038**	4,594
Total current liabilities	**156,422**	203,996
Long-term debt	**152,260**	238,550
Obligations under capital leases	**2,982**	6,098
Pension and retirement obligations	**133,082**	66,863
Postretirement obligations	**50,790**	35,426
Deferred income taxes	—	2,250
Other liabilities	**25,162**	39,374
Shareholders' equity:		
Preferred shares, no par value; 10,000 shares authorized; none issued	—	—
Common shares, no par value; 80,000 shares authorized; 49,011 shares issued	**12,253**	12,253
Capital in excess of stated value	**241,494**	244,096
Retained earnings	**656,086**	840,888
Accumulated other comprehensive loss	**(55,470)**	(40,795)
Common shares in treasury, at cost	**(484,387)**	(482,330)
Total shareholders' equity	**369,976**	574,112
	$ 890,674	$1,166,669

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended October 31, 2009, 2008 and 2007

(In thousands)	2009	2008	2007
Number of common shares in treasury			
Balance at beginning of year	**15,304**	15,301	15,600
Shares issued under company stock and employee benefit plans	**(176)**	(804)	(604)
Purchase of treasury shares	**206**	807	305
Balance at end of year	**15,334**	15,304	15,301
Common shares			
Balance at beginning and ending of year	**$ 12,253**	$ 12,253	$ 12,253
Capital in excess of stated value			
Balance at beginning of year	**$ 244,096**	$ 224,411	$ 210,690
Shares issued under company stock and employee benefit plans	**(2,089)**	874	1,235
Tax benefit from stock option and restricted stock transactions	**285**	9,002	4,269
Stock-based compensation	**(798)**	9,809	8,217
Balance at end of year	**$ 241,494**	$ 244,096	$ 224,411
Retained earnings			
Balance at beginning of year	**$ 840,888**	$ 748,229	$ 681,018
Adoption of FIN 48	**—**	(200)	—
Balance at beginning of year, adjusted	**840,888**	748,029	681,018
Net income (loss)	**(160,055)**	117,504	90,692
Dividends paid ($.7375 per share in 2009, $.73 per share in 2008, and $.70 per share in 2007)	**(24,747)**	(24,645)	(23,481)
Balance at end of year	**$ 656,086**	$ 840,888	$ 748,229
Accumulated other comprehensive income (loss)			
Balance at beginning of year	**$ (40,795)**	$ 8,200	$ (12,518)
Translation adjustments	**40,240**	(41,665)	27,490
Remeasurement of supplemental pension liability, net of tax of $2,074	**(3,457)**	—	—
Settlement loss recognized, net of tax of $(728)	**1,188**	—	—
Net prior service cost (credit) occurring during the year, net of tax of $(421) in 2009 and $343 in 2008	**726**	(761)	—
Net actuarial loss occurring during the year, net of tax of $30,339 in 2009 and $354 in 2008	**(53,372)**	(6,569)	—
Pension and postretirement benefit plan adjustments, net of tax of $(6,014) in 2006	**—**	—	10,320
Effect of adoption of FAS 158, net of tax of $15,270	**—**	—	(17,092)
Balance at end of year	**$ (55,470)**	$ (40,795)	$ 8,200
Common shares in treasury, at cost			
Balance at beginning of year	**$(482,330)**	$(461,976)	$(460,915)
Shares issued under company stock and employee benefit plans	**5,131**	19,944	14,222
Purchase of treasury shares	**(7,188)**	(40,298)	(15,283)
Balance at end of year	**$(484,387)**	$(482,330)	$(461,976)
Total shareholders' equity	**$ 369,976**	$ 574,112	$ 531,117
Comprehensive income			
Net income (loss)	**$(160,055)**	$ 117,504	$ 90,692
Translation adjustments	**40,240**	(41,665)	27,490
Remeasurement of supplemental pension liability, net of tax of $2,074	**(3,457)**	—	—
Settlement loss, net of tax of $(728)	**1,188**	—	—
Net prior service cost (credit) occurring during the year, net of tax of $(421) in 2009 and $343 in 2008	**726**	(761)	—
Net actuarial loss occurring during the year, net of tax of $30,339 in 2009 and $354 in 2008	**(53,372)**	(6,569)	—
Pension and postretirement benefit plan adjustments, net of tax of $(6,014)	**—**	—	10,320
Total comprehensive income (loss)	**$(174,730)**	$ 68,509	$ 128,502

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended October 31, 2009, 2008 and 2007

(In thousands)	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	**$(160,055)**	$ 117,504	$ 90,692
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**26,310**	26,440	23,784
Amortization	**5,100**	5,797	4,149
Goodwill and long-lived asset impairments	**243,043**	—	—
Provision for losses on receivables	**1,998**	413	1,147
Deferred income taxes	**4,055**	7,355	417
Tax benefit from the exercise of stock options	**(285)**	(9,002)	(4,269)
Non-cash stock compensation	**(814)**	9,247	8,217
Gain on sale of property, plant and equipment	**(4,324)**	(369)	(3,470)
Other	**23,501**	(22,417)	10,593
Changes in operating assets and liabilities:			
Receivables	**42,182**	(8,118)	(3,983)
Inventories	**22,688**	(5,413)	(1,075)
Other current assets	**1,170**	156	(2,052)
Other noncurrent assets	**(872)**	7,534	(9,807)
Accounts payable	**(10,257)**	(7,678)	5,090
Income taxes payable	**5,456**	8,817	4,928
Accrued liabilities	**(20,766)**	(3,102)	(14,212)
Customer advance payments	**853**	(2,560)	(195)
Other noncurrent liabilities	**(10,306)**	(10,562)	14,294
Net cash provided by operating activities	**168,677**	114,042	124,248
Cash flows from investing activities:			
Additions to property, plant and equipment	**(12,514)**	(26,386)	(31,017)
Proceeds from sale of property, plant and equipment	**8,611**	2,349	8,153
Acquisition of businesses, net of cash acquired	**—**	(4,699)	(325,245)
Acquisition of minority interest	**—**	(3,191)	—
Proceeds from sale of (purchases of) marketable securities	**(36)**	3	—
Net cash used in investing activities	**(3,939)**	(31,924)	(348,109)
Cash flows from financing activities:			
Proceeds from short-term borrowings	**613**	159,387	72,026
Repayment of short-term borrowings	**(41,591)**	(136,663)	(70,733)
Proceeds from long-term debt	**46,200**	108,530	315,105
Repayment of long-term debt	**(132,490)**	(192,820)	(89,395)
Repayment of capital lease obligations	**(5,158)**	(6,027)	(5,741)
Issuance of common shares	**2,986**	16,135	9,264
Purchase of treasury shares	**(7,115)**	(35,615)	(9,090)
Tax benefit from the exercise of stock options	**284**	9,002	4,269
Dividends paid	**(24,747)**	(24,645)	(23,481)
Net cash provided by (used in) financing activities	**(161,018)**	(102,716)	202,224
Effect of exchange rate changes on cash	**3,306**	1,217	3,914
Increase (decrease) in cash and cash equivalents	**7,026**	(19,381)	(17,723)
Cash and cash equivalents at beginning of year	**11,755**	31,136	48,859
Cash and cash equivalents at end of year	**$ 18,781**	$ 11,755	$ 31,136

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

In these notes to the consolidated financial statements, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Note 1 — Significant accounting policies

Consolidation — The consolidated financial statements include the accounts of Nordson Corporation and majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Other investments are recorded at cost.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual amounts could differ from these estimates.

Fiscal year — Our fiscal year ends on October 31.

Revenue recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. Revenues from contracts with multiple element arrangements, such as those including installation or other services, are recognized as each element is earned based on objective evidence of the relative fair value of each element. If the installation or other services are inconsequential to the functionality of the delivered product, the entire amount of revenue is recognized upon satisfaction of the criteria noted above. Inconsequential installation or other services are those that can generally be completed in a short period of time, at insignificant cost, and the skills required to complete these installations are not unique to us. If installation or other services are essential to the functionality of the delivered product, revenues attributable to these obligations are deferred until completed. Amounts received in excess of revenue recognized are included as deferred revenue within accrued liabilities in the accompanying balance sheets. Revenues deferred in fiscal years 2009, 2008 and 2007 were not material.

Shipping and handling costs — Amounts billed to customers for shipping and handling are recorded as revenue. Shipping and handling expenses are included in cost of sales.

Advertising costs — Advertising costs are expensed as incurred and were $6,512, $9,888 and $8,358 in fiscal years 2009, 2008 and 2007, respectively.

Research and development — Research and development costs are expensed as incurred and were $25,528, $33,566 and $35,432 in fiscal years 2009, 2008 and 2007, respectively.

Earnings per share — Basic earnings per share are computed based on the weighted-average number of common shares outstanding during each year, while diluted earnings per share are based on the weighted-average number of common shares and common share equivalents outstanding. Common share equivalents consist of shares issuable upon exercise of stock options computed using the treasury stock method, as well as nonvested (restricted) stock and deferred stock-based compensation. When a loss is reported the denominator of diluted earnings per share cannot be adjusted for the dilutive impact of stock options and awards because doing so will result in anti-dilution. Therefore, for fiscal year 2009, basic weighted-average shares outstanding are used in calculating diluted earnings per share. Options whose exercise price is higher than the average market price are excluded from the calculation of diluted earnings per share because the effect would be anti-dilutive. For fiscal years 2008 and 2007, the number of options excluded from the calculation of diluted earnings per share was 189 and 129, respectively, as the effect would have been anti-dilutive.

Cash and cash equivalents — Highly liquid instruments with maturities of 90 days or less at date of purchase are considered to be cash equivalents. Cash and cash equivalents are carried at cost.

Marketable securities — Marketable securities consist primarily of short-term notes with maturities greater than 90 days at date of purchase, and all contractual maturities were within one year or could be callable within one year.

Our marketable securities are classified as available for sale and are recorded at quoted market prices that approximate cost.

Allowance for doubtful accounts — An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. The amount of the allowance is determined principally on the basis of past collection experience and known factors regarding specific customers. Accounts are written off against the allowance when it becomes evident that collection will not occur.

Inventories — Inventories are valued at the lower of cost or market. Cost has been determined using the last-in, first-out (LIFO) method for 26 percent of consolidated inventories at October 31, 2009, and 27 percent at October 31, 2008. The first-in, first-out (FIFO) method is used for all other inventories. Consolidated inventories would have been $7,783 and $7,728 higher than reported at October 31, 2009 and October 31, 2008, respectively, had the FIFO method, which approximates current cost, been used for valuation of all inventories. LIFO liquidations in fiscal year 2009 increased cost of goods sold by $85.

Property, plant and equipment and depreciation — Property, plant and equipment are carried at cost. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Plant and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets or, in the case of property under capital leases, over the terms of the leases. Leasehold improvements are depreciated over shorter of the lease term or their useful lives. Useful lives are as follows:

Land improvements	15-25 years
Buildings	20-40 years
Machinery and equipment	3-12 years
Enterprise management systems	5-10 years

Internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software beginning with the project's completion. All re-engineering costs are expensed as incurred. Interest costs on significant capital projects are capitalized. No interest was capitalized in fiscal years 2009, 2008 or 2007.

Goodwill and intangible assets — Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The majority of goodwill relates to and is assigned directly to specific reporting units. Goodwill and indefinite-lived intangible assets consisting of certain trademarks and trade names are not amortized but are subject to annual impairment testing at the reporting unit level. Our annual impairment testing is performed as of July 31. Testing is done more frequently if an event occurs or circumstances change that would indicate the fair value of a reporting unit or other indefinite lived intangible assets is less than the carrying amount of those assets.

Other amortizable intangible assets, which consist primarily of patent costs, customer relationships, noncompete agreements, core/developed technology and a finite-lived trade name, are amortized over their useful lives. The useful lives for each major category of amortizable intangible assets are:

Patent costs	7-19 years
Customer relationships	5-15 years
Noncompete agreements	4-16 years
Core/developed technology	15 years
Trade name	6 years

Environmental remediation costs — Losses associated with environmental remediation obligations are accrued when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs for future expenditures for environmental remediation obligations are not discounted to their present value.

Foreign currency translation — The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet dates. Income and expense items are translated at average monthly rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Generally, gains and losses from foreign currency transactions, including forward contracts, of these subsidiaries and the United States parent are included in net income. Premiums and discounts on forward contracts are amortized over the lives of the contracts. Gains and losses from foreign currency transactions which hedge a net investment in a foreign subsidiary and from intercompany foreign currency transactions of a long-term investment nature are included in accumulated other comprehensive income (loss).

Accumulated other comprehensive loss — Accumulated other comprehensive loss at October 31, 2009 and 2008, consisted of:

	2009	2008
Translation adjustments	**$ 40,839**	$ 599
Pension and postretirement benefit plan adjustments	**(96,309)**	(41,394)
	$(55,470)	$(40,795)

Warranties — Certain warranties are offered to customers based on the specific product and terms of the customer purchase agreement. A typical warranty program requires repair or replacement of defective products within a specified time period (generally one year) from the date of delivery or first use. The estimate for future warranty-related costs is calculated based on actual historical return rates. Based on analysis of return rates and other factors, warranty provisions are adjusted as necessary. The liability for warranty costs is included in other accrued liabilities in the Consolidated Balance Sheet.

Following is a reconciliation of the product warranty liability for fiscal years 2009 and 2008:

	2009	2008
Balance at beginning of year	**$ 5,336**	$ 5,857
Accruals for warranties	**3,824**	6,070
Warranty payments	**(4,913)**	(6,048)
Currency adjustments	**340**	(543)
Balance at end of year	**$ 4,587**	$ 5,336

Presentation — Certain amounts for fiscal years 2008 and 2007 have been reclassified to conform to fiscal year 2009 presentation.

Note 2 — Recently issued accounting standards

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification, which establishes a sole source of U.S. authoritative generally accepted accounting principles (GAAP). The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into approximately ninety accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The adoption of this guidance did not have an effect on our consolidated results of operations, financial position or cash flows.

In September 2006, the FASB issued a standard regarding fair value measurements. This standard provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. It also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued an update that permits a one-year deferral of the original standard for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). As discussed in Note 18, we adopted the non-deferred portion of the standard as of November 1, 2008. The adoption did not impact our results of operations or financial position. We will adopt the deferred portion of this standard effective November 1, 2009.

In February 2007, the FASB issued a standard for reporting the fair value of financial assets and financial liabilities. This standard permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. We did not elect the fair value measurement option for any of our existing financial instruments other than those that are already being measured at fair value. As such, the adoption of this standard on November 1, 2008 did not have an impact on our results of operations or financial position.

In December 2007, the FASB issued a standard that provides greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. We must adopt this standard for all business combinations subsequent to November 1, 2009. The impact of adoption will depend on the nature and significance of any future acquisitions.

In December 2007, the FASB issued a pronouncement that establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. We must adopt this pronouncement in our fiscal year 2010. The impact of adoption will depend on future transactions, however we currently believe the adoption will not have a material effect on our results of operations or financial position.

In March 2008, the FASB issued a standard that is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. The standard applies to all derivative instruments as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to this standard must provide more robust qualitative disclosures and expanded quantitative disclosures. As discussed in Note 10, we adopted this standard in the second quarter of fiscal year 2009.

In December 2008, the FASB issued a standard that enhances the required disclosures about plan assets in an employer's defined benefit pension or other postretirement plan, including investment allocations decisions, inputs and valuations techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets. We must adopt this standard in our fiscal year 2010; we are currently evaluating its disclosure implications.

In May 2009, the FASB issued a standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. As discussed in Note 21, we adopted this standard in the third quarter of fiscal year 2009.

In October 2009 the FASB issued authoritative guidance on multiple-deliverable revenue arrangements that addresses the unit of accounting for arrangements involving multiple deliverables. The guidance also addresses how arrangement consideration should be allocated to separate units of accounting, when applicable, and expands the disclosure requirements for multiple-deliverable arrangements. We must adopt this standard in fiscal year 2011 and have not yet determined the impact of adoption on our results of operations or financial position.

Note 3 — Retirement, pension and other postretirement plans

Retirement plans — We have funded contributory retirement plans covering certain employees. Our contributions are primarily determined by the terms of the plans, subject to the limitation that they shall not exceed the amounts deductible for income tax purposes. We also sponsor unfunded contributory supplemental retirement plans for certain employees. Generally, benefits under these plans vest gradually over a period of approximately five years from date of employment, and are based on the employee's contribution. The expense applicable to retirement plans for fiscal years 2009, 2008 and 2007 was approximately $7,703, $9,311 and $7,753, respectively.

Pension and other postretirement plans — Effective October 31, 2007, we adopted the recognition and disclosure provisions of the FASB standard that requires employers to recognize the overfunded or underfunded status of defined benefit post-retirement plans in their balance sheets. The over- or under-funded status is measured as the difference between the fair value of plan assets and the benefit obligation of the plans (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement plans). Changes in the funded status of the plans are recognized in the year in which the change occurs through accumulated other comprehensive income. Under this standard, gains and losses, prior service costs and credits, and any remaining transition amounts that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects.

The standard also requires plan assets and obligations to be measured as of the employer's balance sheet date. We already measured the plan assets and obligations as of the fiscal year-end date, so this provision did not have an effect on our consolidated financial statements.

Pension plans — We have various pension plans covering a portion of our United States and international employees. Pension plan benefits are generally based on years of employment and, for salaried employees, the level of compensation. Actuarially determined amounts are contributed to United States plans to provide sufficient assets to meet future benefit payment requirements. We also sponsor an unfunded supplemental pension plan for certain employees. International subsidiaries fund their pension plans according to local requirements.

A reconciliation of the benefit obligations, plan assets, accrued benefit cost and the amount recognized in financial statements for pension plans is as follows:

	United States		International	
	2009	**2008**	**2009**	**2008**
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 153,006**	$172,144	**$ 44,695**	$ 58,618
Service cost	**4,177**	5,389	**1,315**	2,099
Interest cost	**11,897**	10,605	**2,625**	2,895
Participant contributions	**—**	—	**142**	213
Plan amendments	**—**	829	**—**	—
Foreign currency exchange rate change	**—**	—	**4,823**	(6,328)
Actuarial (gain) loss	**67,033**	(29,083)	**10,827**	(9,943)
Benefits paid	**(11,147)**	(6,878)	**(2,796)**	(2,859)
Benefit obligation at end of year	**$ 224,966**	$153,006	**$ 61,631**	$ 44,695
Change in plan assets:				
Beginning fair value of plan assets	**$ 104,790**	$138,650	**$ 24,590**	$ 30,372
Actual return on plan assets	**14,284**	(41,332)	**2,029**	236
Company contributions	**5,429**	14,350	**3,413**	2,402
Participant contributions	**—**	—	**142**	213
Foreign currency exchange rate change	**—**	—	**1,455**	(5,774)
Benefits paid	**(11,147)**	(6,878)	**(2,796)**	(2,859)
Ending fair value of plan assets	**$ 113,356**	$104,790	**$ 28,833**	$ 24,590
Funded status at end of year	**$(111,610)**	$ (48,216)	**$(32,798)**	$(20,105)
Amounts recognized in financial statements:				
Noncurrent asset	**$ —**	$ 8	**$ 298**	$ 1,225
Accrued benefit liability	**(10,428)**	(809)	**(1,196)**	(1,882)
Pension and retirement obligations	**(101,182)**	(47,415)	**(31,900)**	(19,448)
Total amount recognized in financial statements	**$(111,610)**	$ (48,216)	**$(32,798)**	$(20,105)

	United States		International	
	2009	2008	2009	2008
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial (gain) loss	**$121,865**	$59,617	**$9,499**	$(879)
Prior service cost (credit)	**2,631**	3,235	**70**	110
Accumulated other comprehensive (gain) loss	**$124,496**	$62,852	**$9,569**	$(769)
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial (gain) loss	**$ 6,180**	$ 497	**$ 391**	$ (26)
Amortization of prior service cost (credit)	**580**	1,209	**53**	47
Total	**$ 6,760**	$ 1,706	**$ 444**	$ 21

The following table summarizes the changes in accumulated other comprehensive (gain) loss:

	United States		International	
	2009	2008	2009	2008
Balance at beginning of year	**$ 62,852**	$40,780	**$ (769)**	$ 7,241
Net (gain) loss arising during the year	**64,730**	23,892	**10,008**	(8,518)
Prior service cost (credit) arising during the year	**—**	829	**—**	—
Net gain (loss) recognized during the year	**(2,483)**	(2,016)	**(268)**	(233)
Prior service (cost) credit recognized during the year	**(603)**	(633)	**(49)**	(55)
Exchange rate effect during the year	**—**	—	**647**	796
Balance at end of year	**$124,496**	$62,852	**$ 9,569**	$ (769)

Information regarding the accumulated benefit obligation is as follows:

	United States		International	
	2009	2008	2009	2008
For all plans:				
Accumulated benefit obligation	**$213,238**	$146,621	**$49,195**	$35,406
For plans with benefit obligations in excess of plan assets:				
Projected benefit obligation	**224,966**	151,648	**55,881**	24,143
Accumulated benefit obligation	**213,238**	145,263	**47,402**	20,654
Fair value of plan assets	**113,356**	103,424	**26,731**	5,990

Net pension benefit costs include the following components:

	United States			International		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
Service cost	**$ 4,177**	$ 5,389	$ 5,273	**$ 1,315**	$ 2,099	$ 1,961
Interest cost	**11,897**	10,605	9,964	**2,625**	2,895	2,519
Expected return on plan assets	**(11,982)**	(11,642)	(10,163)	**(1,210)**	(1,470)	(1,361)
Amortization of prior service cost (credit)	**603**	633	544	**49**	55	50
Special termination benefits	—	—	—	—	—	46
Amortization of net actuarial (gain) loss	**854**	2,016	3,019	**(19)**	233	424
Settlement loss	**1,629**	—	—	**287**	—	—
Total benefit cost	**$ 7,178**	$ 7,001	$ 8,637	**$ 3,047**	$ 3,812	$ 3,639

Net periodic pension cost for fiscal year 2009 included settlement losses of $1,916 due to lump sum retirement payments.

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	United States			International		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
Discount rate	**5.50%**	8.00%	6.25%	**4.78%**	5.87%	5.00%
Expected return on plan assets	**8.51**	8.48	8.48	**4.85**	5.04	4.99
Rate of compensation increase	**3.30**	3.30	3.30	**2.86**	3.45	3.36

The amortization of prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plans.

In determining the expected return on plan assets, we consider both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and other professionals in developing appropriate return assumptions.

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in fiscal year 2009	$ (1,114)	$ 2,414	$ (716)	$ 294
Effect on pension obligation as of October 31, 2009	$(28,806)	$ 35,401	$(9,273)	$11,920
Expected return on assets:				
Effect on total service and interest cost components in fiscal year 2009	$ (1,435)	$ 1,435	$ (219)	$ 226
Effect on pension obligation as of October 31, 2009	—	—	—	—
Compensation increase:				
Effect on total service and interest cost components in fiscal year 2009	$ 1,701	$ (1,337)	$ 263	$ (530)
Effect on pension obligation as of October 31, 2009	$ 13,776	$(11,402)	$ 4,477	$ (4,291)

The allocation of pension plan assets as of October 31, 2009 and 2008, is as follows:

	United States		International	
	2009	2008	2009	2008
Asset Category				
Equity securities	**70%**	70%	**18%**	18%
Debt securities	**29**	28	**9**	11
Real estate	—	—	**4**	5
Insurance contracts	—	—	**64**	63
Other	**1**	2	**5**	3
Total	**100%**	100%	**100%**	100%

Our investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required plan contributions.

United States plans comprise 80 percent of the worldwide pension assets. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. The target allocation is 65 to 75 percent equity securities and 25 to 35 percent debt securities. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

International plans comprise 20 percent of the worldwide pension assets. Asset allocations are developed on a country-specific basis. Our investment strategy is to cover pension obligations with insurance contracts or to employ independent managers to invest the assets.

At October 31, 2009 and 2008, the pension plans did not have any investment in our common shares.

Contributions to pension plans in fiscal year 2010 are estimated to be approximately $28,354.

Retiree pension benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Fiscal Year	United States	International
2010	$ 23,515	$ 2,127
2011	6,994	1,591
2012	7,676	2,128
2013	8,473	1,914
2014	9,265	2,199
2015-2019	61,137	13,965
Total	$117,060	$23,924

The anticipated pension benefit amount for fiscal year 2010 includes a lump sum payment from an unfunded supplemental pension plan.

Other postretirement plans — We have an unfunded postretirement benefit plan covering the majority of our United States employees. Employees hired after January 1, 2002, are not eligible to participate in this plan. The plan provides medical and life insurance benefits. The plan is contributory, with retiree contributions in the form of premiums that are adjusted annually, and contains other cost-sharing features, such as deductibles and coinsurance. We also sponsor an unfunded, non-contributory postretirement benefit plan that provides medical and life insurance benefits for certain international employees. A measurement date of October 31 is used for all postretirement plans.

Notes to Consolidated Financial Statements — *(Continued)*

A reconciliation of the benefit obligations, accrued benefit cost and the amount recognized in financial statements for other postretirement plans is as follows:

	United States		International	
	2009	2008	2009	2008
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 36,606**	$ 40,743	**$ 416**	$ 837
Service cost	**589**	937	**23**	46
Interest cost	**2,926**	2,324	**35**	43
Participant contributions	**880**	818	**—**	—
Amendment	**(1,365)**	—	**—**	—
Foreign currency exchange rate change	**—**	—	**58**	(139)
Actuarial (gain) loss	**15,391**	(5,967)	**77**	(369)
Benefits paid	**(2,169)**	(2,249)	**(4)**	(2)
Benefit obligation at end of year	**$ 52,858**	$ 36,606	**$ 605**	$ 416
Change in plan assets:				
Beginning fair value of plan assets	**$ —**	$ —	**$ —**	$ —
Company contributions	**1,289**	1,431	**4**	2
Participant contributions	**880**	818	**—**	—
Benefits paid	**(2,169)**	(2,249)	**(4)**	(2)
Ending fair value of plan assets	**$ —**	$ —	**$ —**	$ —
Funded status at end of year	**$(52,858)**	$(36,606)	**$(605)**	$(416)
Amounts recognized in financial statements:				
Accrued benefit liability	**$ (2,669)**	$ (1,594)	**$ (4)**	$ (2)
Postretirement obligations	**(50,189)**	(35,012)	**(601)**	(414)
Total amount recognized in financial statements	**$(52,858)**	$(36,606)	**$(605)**	$(416)

The Amendment noted in the preceding table relates to changes in life insurance benefits and participant contributions.

	United States		International	
	2009	2008	2009	2008
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial (gain) loss	**$24,731**	$10,105	**$(146)**	$(216)
Prior service cost (credit)	**(3,440)**	(3,084)	**—**	—
Accumulated other comprehensive (gain) loss	**$21,291**	$ 7,021	**$(146)**	$(216)
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial (gain) loss	**$ 1,738**	$ 508	**$ (5)**	$ (10)
Amortization of prior service cost (credit)	**(1,010)**	(830)	**—**	—
Total	**$ 728**	$ (322)	**$ (5)**	$ (10)

The following table summarizes the changes in accumulated other comprehensive (gain) loss:

	United States		International	
	2009	2008	2009	2008
Balance at beginning of year	**$ 7,021**	$12,985	**$(216)**	$ 128
Net (gain) loss arising during the year	**15,391**	(5,967)	**77**	(369)
Prior service cost (credit) arising during the year	**(1,365)**	—	**—**	—
Net gain (loss) recognized during the year	**(765)**	(827)	**11**	(2)
Prior service (cost) credit recognized during the year	**1,009**	830	**—**	—
Exchange rate effect during the year	**—**	—	**(18)**	27
Balance at end of year	**$21,291**	$ 7,021	**$(146)**	$(216)

Net postretirement benefit costs include the following components:

	United States			International		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$ 589**	$ 937	$1,127	**$ 23**	$46	$46
Interest cost	**2,926**	2,324	2,420	**35**	43	42
Amortization of prior service cost (credit)	**(1,009)**	(830)	(725)	—	—	—
Amortization of net actuarial (gain) loss	**765**	827	1,188	**(11)**	2	9
Total benefit cost	**$ 3,271**	$3,258	$4,010	**$ 47**	$91	$97

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	United States			International		
	2009	2008	2007	**2009**	2008	2007
Discount rate	**5.50%**	8.00%	6.25%	**6.75%**	7.70%	5.25
Health care cost trend rate	**8.25**	9.00	9.00	**7.50**	8.50	9.20
Rate to which health care cost trend rate is assumed to decline (ultimate trend rate)	**4.50**	4.50	5.00	**4.80**	4.80	4.80
Year the rate reaches the ultimate trend rate	**2015**	2015	2011	**2013**	2013	2013

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and the assumed health care cost trend rate would have the following effects:

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in fiscal year 2009	$ (376)	$ 444	$ (12)	$ 11
Effect on postretirement obligation as of October 31, 2009	$(6,286)	$ 7,801	$(118)	$ 157
Health care trend rate:				
Effect on total service and interest cost components in fiscal year 2009	$ 447	$ (371)	$ 15	$ (7)
Effect on postretirement obligation as of October 31, 2009	$ 7,297	$(5,978)	$ 153	$(117)

Contributions to postretirement plans in fiscal year 2010 are estimated to be approximately $2,673.

Retiree postretirement benefit payments are anticipated to be paid as follows:

	United States		
Fiscal Year	**With Medicare Part D Subsidy**	**Without Medicare Part D Subsidy**	**International**
2010	$ 2,669	$ 2,949	$ 4
2011	2,787	3,103	4
2012	2,751	3,122	5
2013	2,751	3,178	5
2014	2,836	3,315	9
2015-2019	15,868	19,157	116
Total	$29,662	$34,824	$143

Note 4 — Income taxes

Income tax expense includes the following:

	2009	2008	2007
Current:			
U.S. federal	**$14,370**	$25,528	$23,832
State and local	**858**	960	375
Foreign	**13,581**	28,441	20,406
Total current	**28,809**	54,929	44,613
Deferred:			
U.S. federal	**7,281**	6,392	418
State and local	**906**	1,269	1,811
Foreign	**(4,132)**	(306)	(1,812)
Total deferred	**4,055**	7,355	417
	$32,864	$62,284	$45,030

Foreign income tax expense includes a benefit related to the utilization of loss carryforwards of $5, $376 and $451 in fiscal years 2009, 2008 and 2007, respectively. Fiscal year 2009 expense includes a benefit of $2,752 related to remeasurement of unrecognized tax benefits and a benefit of $531 related to an adjustment to a prior tax year. Fiscal year 2007 expense amount includes a benefit of $900 related to settlement of tax issues from prior years.

On November 1, 2007 we adopted the provisions of a FASB pronouncement regarding the accounting for uncertainty in income taxes. The cumulative effects of adopting this pronouncement have been recorded as a decrease of $200, net of tax, in the November 1, 2007 balance of retained earnings. The total unrecognized tax benefits at the time of adoption were $5,188, of which $4,704 would impact the effective tax rate, if recognized. At October 31, 2009 and 2008, total unrecognized tax benefits were $3,969 and $7,685, respectively. The amounts that, if recognized, would impact the effective tax rate were $3,485 and $7,201 at October 31, 2009 and 2008, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal years 2009 and 2008 is as follows:

	2009	2008
Balance at beginning of year	**$ 7,685**	$5,188
Additions based on tax positions related to the current year	**515**	1,016
Additions for tax positions of prior years	**—**	2,366
Reductions for tax positions of prior years	**(3,267)**	(885)
Settlements	**(964)**	—
Lapse of statute of limitations	**—**	—
Balance at end of year	**$ 3,969**	$7,685

At October 31, 2009 and 2008, we had accrued interest expense related to unrecognized tax benefits of $374 and $641, respectively. We include interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as other income (expense).

We are subject to United States Federal income tax as well as income taxes in numerous state and foreign jurisdictions. We are subject to Internal Revenue Service (IRS) examinations for 2007 through 2009 tax years; tax years prior to 2007 are no longer subject to IRS examination. Generally, major state jurisdiction tax years remain open to examination for tax years after 2004; major foreign jurisdiction tax years remain open to examination for tax years after 2005. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

The principal items accounting for the difference in income taxes computed at the U.S. statutory rate and the income tax shown in the Consolidated Statements of Income for fiscal years 2009, 2008, and 2007 are as follows:

	2009	2008	2007
Tax at statutory rate of 35%	**$(44,517)**	$62,926	$47,503
Impact of goodwill charge	**79,064**	—	—
Domestic Production Deduction	**(1,134)**	(1,741)	(803)
Foreign tax rate variances, net of foreign tax credits	**1,279**	(2,824)	1,103
State and local taxes, net of federal income tax benefit	**1,160**	1,499	1,461
Amounts related to prior years	**(3,283)**	1,525	(2,248)
Extraterritorial income exclusion	**—**	—	(657)
Other — net	**295**	899	(1,329)
Provision for income taxes	**$ 32,864**	$62,284	$45,030

The extraterritorial income exclusion allows a portion of certain income from export sales of goods manufactured in the United States to be excluded from taxable income. The extraterritorial income exclusion was repealed after December 31, 2006 by the American Jobs Creation Act of 2004 (the AJCA). The Domestic Production Deduction, enacted by the AJCA, allows a deduction with respect to income from certain United States manufacturing activities.

In December 2006, Congress passed and the President signed the Tax Relief and Health Care Act, which provided retroactive reinstatement of a research credit. The fiscal year 2007 impact from this Act was an additional tax benefit of $500.

In October 2008, Congress passed and the President signed the Tax Extenders and AMT Relief Act of 2008, which provided retroactive reinstatement of a research credit. The fiscal year 2008 impact from this Act was an additional tax benefit of $800, all of which was recorded in the fourth quarter.

Earnings before income taxes of international operations, which are calculated before intercompany profit elimination entries, were $(149,044), $91,372 and $52,125 in fiscal years 2009, 2008 and 2007, respectively. Deferred income taxes are not provided on undistributed earnings of international subsidiaries that are intended to be permanently invested in those operations. These undistributed earnings aggregated approximately $258,416 and $232,945 at October 31, 2009 and 2008, respectively. Should these earnings be distributed, applicable foreign tax credits would substantially offset United States taxes due upon the distribution.

Significant components of deferred tax assets and liabilities are as follows:

	2009	2008
Deferred tax assets:		
Sales to international subsidiaries and related consolidation adjustments	**$ 6,657**	$ 7,556
Employee benefits	**91,985**	55,938
Other accruals not currently deductible for taxes	**8,252**	13,006
Tax credit and loss carryforwards	**7,116**	4,488
Inventory adjustments	**3,302**	3,370
Translation of foreign currency accounts	**—**	988
Other — net	**113**	311
Total deferred tax assets	**117,425**	85,657
Valuation allowance	**(7,810)**	(4,549)
Total deferred tax assets	**109,615**	81,108
Deferred tax liabilities:		
Depreciation	**61,232**	60,054
Translation of foreign currency accounts	**355**	—
Other — net	**153**	849
Total deferred tax liabilities	**61,740**	60,903
Net deferred tax assets	**$ 47,875**	$20,205

At October 31, 2009, we had $552 of tax credit carryforwards that will expire in fiscal years 2010 through 2017. We also had $4,014 Federal, $66,248 state and $9,261 foreign operating loss carryforwards, of which $72,172 will expire in fiscal years 2010 through 2029, and $7,351 of which has an indefinite carryforward period. The net change in the valuation allowance was an increase of $3,261 in fiscal year 2009 and a decrease of $913 in fiscal year 2008. The valuation allowance of $7,810 at October 31, 2009, relates primarily to tax credits and loss carryforwards that may expire before being realized. At October 31, 2009 the valuation allowance includes $523 relating to loss carryforwards recorded in purchase accounting. Under current accounting rules, a reversal of a valuation allowance that was recorded in purchase accounting reduces goodwill. In fiscal year 2008, a reversal of approximately $643 of valuation allowance was recorded to goodwill.

Note 5 — Incentive compensation plans

We have two incentive compensation plans for executive officers. The Compensation Committee of the board of directors, composed of independent directors, approves participants in the plans and payments under the plans.

Annual payouts under the management incentive compensation plan are based on corporate and individual performance and are calculated as a percentage of base salary for each executive officer. There was no compensation expense attributable to this plan in fiscal year 2009. The amounts for fiscal years 2008 and 2007 were $4,472 and $3,621, respectively.

Under the long-term incentive compensation plan, executive officers receive stock payouts based solely on corporate performance measures over three-year performance periods. Payouts vary based on the degree to which corporate performance equals or exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No payout will occur unless certain pre-determined performance objectives are met. There was $4,209 credited to expense attributable to all LTIP performance periods for executive officers for fiscal year 2009. For fiscal years 2008 and 2007, the amounts charged to expense were $4,029 and $4,140, respectively.

Notes to Consolidated Financial Statements — *(Continued)*

Note 6 — Details of balance sheet

	2009	2008
Receivables:		
Accounts	**$ 180,248**	$ 212,202
Notes	**6,548**	9,487
Other	**8,133**	6,191
	194,929	227,880
Allowance for doubtful accounts	**(3,728)**	(3,067)
	$ 191,201	$ 224,813
Inventories:		
Finished goods	**$ 63,289**	$ 69,731
Work-in-process	**11,607**	13,853
Raw materials and finished parts	**46,263**	55,311
	121,159	138,895
Obsolescence and other reserves	**(15,740)**	(13,133)
LIFO reserve	**(7,783)**	(7,728)
	$ 97,636	$ 118,034
Property, plant and equipment:		
Land	**$ 7,392**	$ 8,023
Land improvements	**2,328**	2,993
Buildings	**115,309**	106,145
Machinery and equipment	**200,300**	195,298
Enterprise management system	**36,716**	35,811
Construction-in-progress	**2,749**	15,340
Leased property under capitalized leases	**16,306**	19,800
	381,100	383,410
Accumulated depreciation and amortization	**(262,809)**	(249,567)
	$ 118,291	$ 133,843
Accrued liabilities:		
Salaries and other compensation	**$ 28,772**	$ 39,628
Pension and retirement	**12,339**	3,244
Taxes other than income taxes	**7,740**	7,806
Other	**43,434**	45,795
	$ 92,285	$ 96,473

Note 7 — Leases

We have lease commitments expiring at various dates, principally for manufacturing, warehouse and office space, automobiles and office equipment. Many leases contain renewal options and some contain purchase options and residual guarantees.

Rent expense for all operating leases was approximately $11,801, $12,353 and $10,815 in fiscal years 2009, 2008 and 2007, respectively.

Amortization of assets recorded under capital leases is recorded in depreciation expense.

Assets held under capitalized leases and included in property, plant and equipment are as follows:

	2009	2008
Transportation equipment	**$15,337**	$16,150
Other	**969**	3,650
Total capitalized leases	**16,306**	19,800
Accumulated amortization	**(9,286)**	(9,108)
Net capitalized leases	**$ 7,020**	$10,692

At October 31, 2009, future minimum lease payments under noncancelable capitalized and operating leases are as follows:

	Capitalized Leases	Operating Leases
Fiscal year ending:		
2010	$5,243	$10,628
2011	2,894	6,234
2012	754	2,818
2013	246	1,816
2014	25	1,090
Later years	—	8,475
Total minimum lease payments	9,162	$31,061
Less amount representing executory costs	1,125	
Net minimum lease payments	8,037	
Less amount representing interest	1,017	
Present value of net minimum lease payments	7,020	
Less current portion	4,038	
Long-term obligations at October 31, 2009	$2,982	

Note 8 — Notes payable

Bank lines of credit and notes payable are summarized as follows:

	2009	2008
Available bank lines of credit:		
Domestic banks	**$ —**	$ 50,000
Foreign banks	**48,433**	62,470
Total	**$48,433**	$112,470
Outstanding notes payable:		
Domestic bank debt	**$ —**	$ 30,000
Foreign bank debt	**1,287**	12,061
Total	**$ 1,287**	$ 42,061
Weighted-average interest rate on notes payable	**4.9%**	3.2%
Unused bank lines of credit	**$47,146**	$ 70,409

Note 9 — Long-term debt

A summary of long-term debt is as follows:

	2009	2008
Revolving credit agreement	**$ 88,000**	$170,000
Senior notes, due 2005-2011	**18,550**	22,840
Senior notes, due 2013	**50,000**	50,000
	156,550	242,840
Less current maturities	**4,290**	4,290
Long-term maturities	**$152,260**	$238,550

Revolving credit agreement — This $400,000 revolving credit agreement is with a group of banks and expires in fiscal year 2012. Payment of quarterly commitment fees is required. The weighted average interest rate for borrowings under this agreement was 0.53 percent at October 31, 2009.

Senior notes, due 2005-2011 — These fixed rate notes with a group of insurance companies had an original weighted-average life of 6.5 years at the time of issuance in 2001. The weighted-average interest rate at October 31, 2009 was 7.33 percent.

Senior note, due 2013 — This note is payable in one installment and has a fixed interest rate of 4.98 percent.

Annual maturities — The annual maturities of long-term debt for the five fiscal years subsequent to October 31, 2009, are as follows: $4,290 in 2010; $14,260 in 2011; $88,000 in 2012, $50,000 in 2013 and $0 in 2014.

Note 10 — Financial instruments

Effective February 1, 2009, we adopted a FASB standard that amends and expands the disclosure requirements regarding derivative instruments and hedging activities by providing additional information about objectives for using derivative instruments, as well as how derivative instruments and related hedged items affect financial position and results of operations.

We operate internationally and enter into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currency transactions occur and the dates they are settled. We regularly use foreign currency forward contracts to reduce our risks related to most of these transactions. These contracts usually have maturities of 90 days or less and generally require us to exchange foreign currencies for U.S. dollars at maturity, at rates stated in the contracts. These contracts are not designated as hedging instruments. Accordingly, the changes in the fair value of the hedges of balance sheet positions are recognized in each accounting period in "Other — net" on the Consolidated Statement of Income together with the transaction gain or loss from the hedged balance sheet position. A gain of $3,817 was recognized from changes in fair value of these contracts in fiscal year 2009. A loss of $2,033 was recognized from changes in fair value of these contracts in fiscal year 2008, and a gain of $862 was recognized from changes in fair value of these contracts in fiscal year 2007. We do not use financial instruments for trading or speculative purposes.

At October 31, 2009, we had outstanding forward exchange contracts that mature at various dates through January 2010. The following table summarizes, by currency, forward exchange contracts:

	Sell		Buy	
	Notional Amounts	Fair Market Value	Notional Amounts	Fair Market Value
October 31, 2009 contract amounts:				
Euro	**$ 7,663**	**$ 7,698**	**$178,983**	**$181,831**
British pound	**491**	**493**	**12,015**	**11,997**
Japanese yen	**2,876**	**2,911**	**20,862**	**21,342**
Others	**8,678**	**8,580**	**26,143**	**26,489**
Total	**$19,708**	**$19,682**	**$238,003**	**$241,659**
October 31, 2008 contract amounts:				
Euro	$ 8,236	$ 7,701	$124,764	$123,846
British pound	429	402	12,557	12,491
Japanese yen	6,338	6,598	13,786	13,765
Others	4,173	3,911	18,308	18,615
Total	$19,176	$18,612	$169,415	$168,717

The following table shows the fair value of foreign currency forward contracts in the consolidated balance sheet at October 31, 2009. These contracts were not designated as hedging instruments.

Asset Derivatives		Liability Derivatives	
Balance sheet location	Fair value	Balance sheet location	Fair value
Receivables	$4,028	Accrued liabilities	$345

Notes to Consolidated Financial Statements — *(Continued)*

We also use foreign denominated fixed-rate debt and intercompany foreign currency transactions of a long-term investment nature to hedge the value of investment in wholly-owned subsidiaries. For hedges of the net investment in foreign operations, realized and unrealized gains and losses are shown in the cumulative translation adjustment account included in total comprehensive income. For fiscal years 2009 and 2008, a net gain of $1,202 and a net loss of $4,840, respectively, were included in the cumulative translation adjustment account related to foreign denominated fixed-rate debt designated as a hedge of net investment in foreign operations.

We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. These financial instruments include cash deposits and forward exchange contracts. We periodically monitor the credit ratings of these counterparties in order to minimize our exposure. Our customers represent a wide variety of industries and geographic regions. As of October 31, 2009, there were no significant concentrations of credit risk.

The carrying amounts and fair values of financial instruments, other than receivables and accounts payable, are as follows:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	**$ 18,781**	**$ 18,781**	$ 11,755	$ 11,755
Marketable securities	**43**	**43**	5	5
Notes payable	**(1,287)**	**(1,287)**	(42,061)	(42,061)
Long-term debt	**(156,550)**	**(159,706)**	(242,840)	(240,757)
Forward exchange contracts (net)	**3,683**	**3,683**	(134)	(134)

We used the following methods and assumptions in estimating the fair value of financial instruments:

- Cash, cash equivalents and notes payable are valued at their carrying amounts due to the relatively short period to maturity of the instruments.
- Marketable securities are valued at quoted market prices.
- Long-term debt is valued by discounting future cash flows at currently available rates for borrowing arrangements with similar terms and conditions.
- Forward exchange contracts are estimated using quoted exchange rates of comparable contracts.

Note 11 — Capital shares

Preferred — We have authorized 10,000 Series A convertible preferred shares without par value. No preferred shares were outstanding in fiscal years 2009, 2008 or 2007.

Common — We have 80,000 authorized common shares without par value. In March 1992, the shareholders adopted an amendment to the articles of incorporation, which, when filed with the Secretary of State for the State of Ohio, would increase the number of authorized common shares to 160,000. At October 31, 2009 and 2008, there were 49,011 common shares issued. At October 31, 2009 and 2008, the number of outstanding common shares, net of treasury shares, was 33,678 and 33,708, respectively.

Note 12 — Stock-based compensation

The amended and restated 2004 long-term performance plan, approved by shareholders in 2008, provides for the granting of stock options, stock appreciation rights, nonvested (restricted) stock, stock purchase rights, stock equivalent units, restricted stock units, cash awards and other stock- or performance-based incentives. The number of common shares available for grant is 2.5 percent of the number of common shares outstanding as of the first day of each fiscal year. At the end of fiscal year 2009, there were 842 shares available for grant in fiscal year 2010.

Stock options — Nonqualified or incentive stock options may be granted to our employees and directors. Generally, options granted to employees may be exercised beginning one year from the date of grant at a rate not exceeding 25 percent per year for executive officers and 20 percent per year for other employees and expire 10 years from the date of grant. Vesting accelerates upon the occurrence of events that involve or may result in a change of control. Option exercises are satisfied through the issuance of treasury shares on a first-in, first-out basis. We recognized compensation expense of $3,026, $3,066 and $3,259 for fiscal years 2009, 2008 and 2007, respectively.

Following is a summary of stock options for fiscal year 2009:

	Number of Options	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted-Average Remaining Term
Outstanding at October 31, 2008	1,645	$36.75		
Granted	392	$28.74		
Exercised	(101)	$30.25		
Forfeited or expired	(137)	$37.71		
Outstanding at October 31, 2009	1,799	$35.30	$31,488	5.8 years
Vested at October 31, 2009 or expected to vest	1,750	$35.25	$30,716	5.7 years
Exercisable at October 31, 2009	1,094	$33.23	$21,390	4.3 years

Summarized information on currently outstanding options follows:

	Range of Exercise Price			
	$20 — $25	$26 — $30	$31 — $39	$40 — $56
Number outstanding	173	787	423	416
Weighted-average remaining contractual life, in years	2.0	5.8	5.6	7.6
Weighted-average exercise price	$23.06	$28.21	$38.05	$51.02
Number exercisable	173	437	337	147
Weighted-average exercise price	$23.06	$27.78	$37.99	$50.46

As of October 31, 2009, there was $5,710 of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be amortized over a weighted average period of approximately 1.9 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2009	2008
Expected volatility	**.404-.408**	.261-.336
Expected dividend yield	**1.36%**	1.41-1.46%
Risk-free interest rate	**1.58-1.76%**	2.89-3.62%
Expected life of the option (in years)	**5.4-6.2**	5.3-6.1

The weighted-average expected volatility used to value the fiscal year 2009 options was .405. The weighted-average expected volatility and weighted-average expected dividend yield used to value the fiscal year 2008 options were .262 and 1.41 percent, respectively.

Historical information was the primary basis for the selection of the expected volatility, expected dividend yield and the expected lives of the options. The risk-free interest rate was selected based upon yields of United States Treasury issues with terms equal to the expected life of the option being valued.

The weighted average grant date fair value of stock options granted during fiscal years 2009, 2008 and 2007 was $10.62, $14.10 and $15.83, respectively.

The total intrinsic value of options exercised during fiscal years 2009, 2008 and 2007 was $2,024, $30,589 and $13,892, respectively. Cash received from the exercise of stock options for fiscal years 2009, 2008 and 2007 was $2,986, $16,135 and $9,264, respectively. The tax benefit realized from tax deductions from exercises for fiscal years 2009, 2008 and 2007 was $285, $9,002 and $4,269, respectively.

Stock appreciation rights — We may grant stock appreciation rights to employees. A stock appreciation right provides for a payment equal to the excess of the fair market value of a common share when the right is exercised over its value when the right was granted. There were no stock appreciation rights outstanding during fiscal years 2009, 2008 and 2007.

Nonvested (restricted) stock — We may grant nonvested (restricted) stock to our employees and directors. These shares may not be disposed of for a designated period of time (generally six months to five years) defined at the date of grant. For employee recipients, shares are forfeited on a pro-rata basis in the event employment is terminated as a consequence of the employee recipient's retirement, disability or death prior to the lapse of any restrictions. Termination for any other reason prior to the lapse of any restrictions results in forfeiture of the shares. For non-employee directors, restrictions lapse upon the retirement, disability or death of the non-employee director. Termination of service as a director for any other reason prior to the lapse of any restrictions results in a pro-rata forfeiture of shares.

As shares are issued, deferred stock-based compensation equivalent to the fair market value on the date of grant is charged to shareholders' equity and subsequently amortized over the restriction period. Tax benefits arising from the lapse of restrictions on the stock are recognized when realized and credited to capital in excess of stated value.

The following table summarizes fiscal year 2009 activity related to nonvested stock:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested at October 31, 2008	52	$42.79
Granted	13	$29.47
Vested	(41)	$40.69
Forfeited	(1)	$52.91
Nonvested at October 31, 2009	23	$38.49

As of October 31, 2009, there was $272 of unrecognized compensation cost related to nonvested stock. The cost is expected to be amortized over a weighted average period of 1.1 years. The amount charged to expense related to nonvested stock was $507, $886 and $1,403 in fiscal years 2009, 2008 and 2007, respectively.

Employee stock purchase rights — We may grant stock purchase rights to our employees. These rights permit eligible employees to purchase a limited number of common shares at a discount from fair market value. No stock purchase rights were outstanding during fiscal years 2009, 2008 and 2007.

Deferred directors compensation — Non-employee directors may defer all or part of their compensation until retirement. Compensation may be deferred as cash or as stock equivalent units. Deferred cash amounts are recorded as liabilities. Additional stock equivalent units are earned when common stock dividends are declared.

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding at October 31, 2008	118	$28.46
Deferrals	6	$39.99
Restricted stock units vested	6	$48.77
Dividend equivalents	3	$35.58
Distributions	(6)	$18.74
Outstanding at October 31, 2009	127	$30.51

The following is a summary of the activity related to deferred director compensation during fiscal year 2009:

The amount charged to expense related to this plan was $333, $305 and $365 in fiscal years 2009, 2008 and 2007, respectively.

Long-Term Incentive Compensation Plan — Under the Long-Term Incentive Compensation Plan (LTIP), executive officers and selected other key employees receive cash or stock awards based solely on corporate performance measures over three-year performance periods. Awards vary based on the degree to which corporate performance exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No payout will occur unless certain threshold performance objectives are exceeded.

For the fiscal year 2007-2009, the fiscal year 2008-2010 and the fiscal year 2009-2011 performance periods, payouts, if any, will be in common shares. The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculations are also based upon the value of our common shares on the date of grant. This value was $26.45 per share for both the executive officer and the selected other employees groups for fiscal year 2009 and was $50.74 per share for both the executive officer and the selected other employees groups for fiscal year 2008. The values of our common shares on the date of grant were $46.74 and $53.77 for the executive officer group and $46.88 per share for the selected other employees. These performance-based equity grants are recorded in shareholders' equity. As performance did not meet the threshold, there will be no payout for the fiscal year 2007-2009 performance period. There was no cumulative amount recorded in shareholders' equity at October 31, 2009. The amount at October 31, 2008 was $9,483. There was $5,014 credited to expense attributable to all LTIP performance periods for executive officers and selected other employees for fiscal year 2009. For fiscal years 2008 and 2007, the amounts charged to expense were $4,762 and $3,131, respectively.

Shares reserved for future issuance — At October 31, 2009, there were 74,542 of common shares reserved for future issuance through the exercise of outstanding options or rights.

Note 13 — Severance and restructuring costs

In September 2008, a cost reduction program that involved a combination of non-workforce related efficiencies and workforce reductions primarily in North America and Europe was announced. In response to the continuing economic crisis, additional cost reduction actions were taken in fiscal year 2009. It is anticipated that the total severance and related costs of these actions will be approximately $23,000 of which $5,561 occurred in fiscal year 2008 and $16,396 occurred in fiscal year 2009. The remainder will occur in fiscal year 2010. The severance costs are recorded in the Corporate segment.

In March 2007, we announced that the Adhesive Dispensing Systems segment manufacturing operation located in Talladega, Alabama would be closed and production activities would be moved to other facilities that are closer to supplier locations. Total severance costs were $493 and were recorded over the future service period of April 2007 through March 2008.

In April 2006, we realigned the management of the Adhesive Dispensing Systems segment. These actions better positioned the segment to achieve growth objectives.

In October 2005, we began a number of restructuring actions to improve performance and reduce costs in the Industrial Coating Systems segment. These actions, which included operational consolidations and personnel reductions, were completed in the fourth quarter of fiscal year 2006. As a result of these actions, resources are more effectively aligned with shifting patterns of global demands, enabling the segment to operate both with lower costs and better capability to serve customers in the faster growing emerging markets.

The following table summarizes activity in the severance and restructuring accruals during fiscal years 2007, 2008 and 2009:

	Cost Reduction Actions - 2008 and 2009	Adhesive Dispensing Systems - 2007 Action	Adhesive Dispensing Systems- 2006 Action	Industrial Coating Systems - 2005 Action	Total
Accrual balance at October 31, 2006	$ —	$ —	$ 31	$ 49	$ 80
Additions/adjustments to accrual	—	433	(23)	(1)	409
Payments	—	(30)	(8)	(48)	(86)
Accrual balance at October 31, 2007	—	403	—	—	403
Additions/adjustments to accrual	5,561	60	—	—	5,621
Payments	(1,053)	(463)	—	—	(1,516)
Currency effects	(25)	—	—	—	(25)
Accrual balance at October 31, 2008	4,483	—	—	—	4,483
Additions/adjustments to accrual	16,396	—	—	—	16,396
Payments	(18,732)	—	—	—	(18,732)
Currency effects	81	—	—	—	81
Accrual balance at October 31, 2009	$ 2,228	$ —	$ —	$ —	$ 2,228

Note 14 — Acquisitions

Business acquisitions have been accounted for as purchases, with the acquired assets and liabilities recorded at estimated fair value on the dates of acquisition. The cost in excess of the net assets of the business acquired is included in goodwill. Operating results after the respective dates of acquisitions are included in the Consolidated Statement of Income.

Fiscal year 2008 acquisitions

On October 1, 2008, we acquired certain assets of Wachter Paul & Co., Dosier-Klebetechnik, a Swiss distributor of our EFD product line.

On August 1, 2008, we acquired 100 percent of the outstanding shares of MLT Systems Holdings (Pty) Ltd. and its subsidiary, MLT Application Systems (Pty) Ltd. (MLT) of Cape Town, South Africa. MLT was the exclusive distributor of our products in South Africa since 1989. The amount of goodwill resulting from the purchase of MLT was $535.

On May 26, 2008, we acquired the remaining 51 percent interest in our South Korea joint venture. Purchase accounting was applied to the acquisition of the remaining interest, with the $2,485 difference between the purchase price and the carrying value of our investment recorded as goodwill. The joint venture was previously consolidated in accordance with current accounting standards. The wholly-owned subsidiary operates as Nordson Korea.

Fiscal year 2007 acquisition — Dage Holdings, Limited

On December 14, 2006, we acquired 100 percent of the outstanding shares of Dage Holdings, Limited (Dage), a leading manufacturer of testing and inspection equipment used in the semiconductor and printed circuit board industries headquartered in the United Kingdom. The purchase of Dage fits our strategy of acquiring companies with above-average growth in markets currently served. The fair values of long-lived tangible and intangible assets were based on appraised values. Cash and existing lines of credit were used for the purchase.

The allocation of the purchase price and goodwill are shown in the table below.

Fair values:	
Assets acquired	$ 49,489
Liabilities assumed	(33,196)
Intangible assets subject to amortization	32,105
Intangible assets not subject to amortization	9,651
Goodwill	172,365
Purchase price	230,414
Less cash acquired	(3,222)
Net cash paid	$227,192

The intangible assets subject to amortization include customer relationships of $14,561 and patents of $17,544 that are being amortized over 10 to 15 years. The intangible assets not subject to amortization consist primarily of trademarks and trade names. None of the goodwill related to the purchase of Dage is tax deductible.

As discussed in Note 17, impairment charges related to the Dage goodwill and trademark and trade name assets were recorded in fiscal year 2009.

Pro forma financial information

The following unaudited pro forma financial information for fiscal year 2007 assumes the acquisition occurred as of the beginning of the year, after giving effect to certain adjustments, including amortization of intangible assets, interest expense on acquisition debt and income tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisition of Dage been effected on the date indicated, nor are they necessarily indicative of our future results of operations.

Sales	$999,601
Net income	$ 88,781
Basic earnings per share	$ 2.65
Diluted earnings per share	$ 2.60

Other fiscal year 2007 acquisitions

On April 1, 2007, we acquired 100 percent of the partnership interest of PICO Dosiertechnik GmbH & Co. KG and 100 percent of the outstanding shares of PICO Dostec GmbH (Picodostec), a leading manufacturer of piezoelectric technology dispensing systems that dispense adhesives and other performance materials at very high speeds in an extremely accurate manner. Picodostec's products are used predominately in the electronics, medical device, packaging, pharmaceutical, food, chemical and automotive industries.

On April 30, 2007, we acquired 100 percent of the outstanding shares of YESTech, Inc., a leading provider of Automated Optical Inspection (AOI) and X-Ray inspection systems used in the production of printed circuit board assemblies and semiconductor packages.

On August 23, 2007, we acquired 100 percent ownership in TAH Industries, a manufacturer of motionless mixer dispensing systems for two-component adhesives and sealants. TAH specializes in the design and production of disposable plastic mixers and cartridge dispense systems, meter mix dispense valves and accessories. Their products are used primarily in the dental, construction, automotive, life science, food, DIY, marine and aerospace industries.

The combined purchase price was $100,822 ($98,800 net of cash acquired). The purchase price allocation and the goodwill are shown in the table below.

Fair values:	
Assets acquired	$ 28,464
Liabilities assumed	(14,954)
Intangible assets subject to amortization	17,140
Intangible assets not subject to amortization	4,240
Goodwill	65,932
Purchase price	100,822
Less cash acquired	(2,022)
Net cash paid	$ 98,800

The fair values of long-lived tangible and intangible assets were based on appraised values. The intangible assets subject to amortization include customer relationships of $9,680, non-compete agreements of $1,760 and patents of $5,700 that are being amortized over four to 15 years. The intangible assets not subject to amortization consist of trademarks and trade names. The tax-deductible amount of goodwill related to Picodostec, YESTech and TAH acquisitions was $30,835. Assuming these acquisitions had taken place at the beginning of fiscal year 2007, proforma results would not have been materially different.

As discussed in Note 17, impairment charges related to the goodwill and trademark and trade name assets for these acquisitions were recorded in fiscal year 2009.

All fiscal year 2007 acquisitions are reported in the Advanced Technology Systems segment.

Note 15 — Supplemental information for the statement of cash flows

	2009	2008	2007
Cash operating activities:			
Interest paid	**$ 7,986**	$17,633	$ 21,506
Income taxes paid	**24,893**	45,089	40,362
Non-cash investing and financing activities:			
Capitalized lease obligations incurred	**$ 3,257**	$ 6,886	$ 8,508
Capitalized lease obligations terminated	**2,376**	1,024	1,149
Shares acquired and issued through exercise of stock options	**73**	4,682	6,192
Non-cash assets and liabilities of businesses acquired:			
Working capital	**$ —**	$ 1,082	$ 30,664
Property, plant and equipment	**—**	112	14,151
Intangibles and other long-term assets	**—**	4,271	301,778
Long-term debt and other liabilities	**—**	(766)	(21,348)
	$ —	$ 4,699	$325,245

Note 16 — Operating segments and geographic area data

We conduct business across three primary operating segments: Adhesive Dispensing Systems, Advanced Technology Systems, and Industrial Coating Systems. The composition of segments and measure of segment profitability is consistent with that used by our chief operating decision maker. The primary measure used by the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing performance is operating profit, which equals sales less cost of sales and certain operating expenses. Items below the operating profit line of the Consolidated Statement of Income (interest and investment income, interest expense and other income/ expense) are excluded from the measure of segment profitability reviewed by our chief operating decision maker and are not presented by operating segment. In addition, the measure of segment operating profit that is reported to and reviewed by the chief operating decision maker excludes severance and restructuring costs associated with the cost reduction program that began in September 2008. The accounting policies of the segments are generally the same as those described in Note 1, Significant Accounting Policies.

No single customer accounted for five percent or more of sales in fiscal years 2009, 2008 or 2007.

The following table presents information about our reportable segments:

	Adhesive Dispensing	Advanced Technology	Industrial Coating	Corporate	Total
Year ended October 31, 2009					
Net external sales	**$460,746**	**$ 248,827**	**$109,592**	**$ —**	**$ 819,165**
Depreciation	**9,087**	**7,294**	**3,300**	**6,629**	**26,310**
Operating profit	**127,589**	**(214,373)[a]**	**(7,303)[a]**	**(33,720)[b]**	**(127,807)**
Identifiable assets[c]	**226,904**	**451,300**	**50,072**	**168,686[d]**	**896,962**
Expenditures for long-lived assets	**1,922**	**7,097**	**857**	**2,638**	**12,514**
Year ended October 31, 2008					
Net external sales	$580,711	$ 367,366	$176,752	$ —	$1,124,829
Depreciation	9,391	7,613	3,897	5,539	26,440
Operating profit	145,390[e]	61,764	11,015	(27,831)[b]	190,338
Identifiable assets[c]	248,782	700,767	69,897	149,819[d]	1,169,265
Expenditures for long-lived assets	5,320	14,278	3,285	3,503	26,386
Year ended October 31, 2007					
Net external sales	$509,568	$ 300,719	$183,362	$ —	$ 993,649
Depreciation	8,890	5,737	3,987	5,170	23,784
Operating profit	118,206[e]	40,480	17,615	(24,159)	152,142
Identifiable assets[c]	257,121	685,381	73,061	196,772[d]	1,212,335
Expenditures for long-lived assets	13,548	9,097	3,669	4,703	31,017

(a) Includes goodwill and long-lived asset impairments of $239,427 in the Advanced Technology segment and $3,616 in the Industrial Coating segment.

(b) Includes $16,396 of severance and restructuring charges in fiscal year 2009 and $5,561 in fiscal year 2008.

(c) Includes notes and accounts receivable net of customer advance payments and allowance for doubtful accounts, inventories net of reserves, property, plant and equipment net of accumulated depreciation and goodwill.

(d) Corporate assets are principally cash and cash equivalents, deferred income taxes, investments, capital leases, headquarter facilities, the major portion of our domestic enterprise management system, and intangible assets.

(e) Includes $60 of severance and restructuring charges in fiscal year 2008 and $410 in fiscal year 2007.

We have significant sales and long-lived assets in the following geographic areas:

	2009	2008	2007
Net external sales			
United States	**$235,295**	$ 315,553	$304,834
Americas	**59,900**	76,860	73,564
Europe	**295,952**	431,583	363,385
Japan	**81,944**	110,891	98,233
Asia Pacific	**146,074**	189,942	153,633
Total net external sales	**$819,165**	$1,124,829	$993,649
Long-lived assets			
United States	**$ 79,675**	$ 89,618	$ 87,076
Americas	**1,703**	1,571	1,936
Europe	**15,329**	18,695	22,844
Japan	**3,257**	3,457	3,085
Asia Pacific	**18,327**	20,502	17,996
Total long-lived assets	**$118,291**	$ 133,843	$132,937

A reconciliation of total segment operating income to total consolidated income before income taxes is as follows:

	2009	2008	2007
Total profit (loss) for reportable segments	**($127,807)**	$190,338	$152,142
Interest expense	**(7,771)**	(16,714)	(21,542)
Interest and investment income	**492**	1,250	1,505
Other-net	**7,895**	4,914	3,617
Income (loss) before income taxes	**($127,191)**	$179,788	$135,722

A reconciliation of total assets for reportable segments to total consolidated assets is as follows:

	2009	2008	2007
Total assets for reportable segments	**$896,962**	$1,169,265	$1,212,335
Customer advance payments	**8,807**	7,521	10,564
Eliminations	**(15,095)**	(10,117)	(11,059)
Total consolidated assets	**$890,674**	$1,166,669	$1,211,840

Note 17 — Goodwill and other intangible assets

Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. The number of reporting units tested for goodwill impairment increased in fiscal year 2009 as we tested one level below one of our three operating segments as a result of the impact of the global economic downturn. For fiscal year 2009, reporting units are the Adhesive Dispensing Systems segment, the Industrial Coating Systems segment, and one level below the operating segment for the Advanced Technology Systems segment.

Notes to Consolidated Financial Statements — *(Continued)*

The goodwill impairment test is a two-step process. In the first step, performed in the fourth quarter of each year, we calculate a fair value using a discounted cash flow valuation methodology and compare the result against the carrying value for net assets of each reporting unit. If the carrying value of a reporting unit exceeds its fair value, then a second step is performed to determine if goodwill is impaired. In the second step, a hypothetical purchase price allocation of the reporting unit's assets and liabilities is performed using the fair value calculated in step one. The difference between the fair value of the reporting unit and the hypothetical fair value of assets and liabilities is the implied goodwill amount. Impairment is recorded if the carrying value of the reporting unit's goodwill is higher than its implied goodwill. Based upon results of step one in fiscal year 2009, the second step of the goodwill impairment test was performed and we recognized an impairment charge related to a reduction in the carrying value of goodwill in the amount of $232,789, relating to six reporting units as follows: Dage $166,916, Picodostec $7,530, YESTech $26,149, March Plasma Systems $16,449, UV Curing $12,129, and Industrial Coating Systems $3,616.

Changes in the carrying amount of goodwill during fiscal year 2009 by operating segment follows:

	Adhesive Dispensing	Advanced Technology	Industrial Coating	Total
Balance at October 31, 2008	$32,886	$ 535,502	$ 3,545	$ 571,933
Adjustments	8	—	—	8
Impairments	—	(229,173)	(3,616)	(232,789)
Currency effect	956	1,583	71	2,610
Balance at October 31, 2009	$33,850	$ 307,912	$ —	$ 341,762

Information regarding intangible assets subject to amortization follows:

	October 31, 2009		
	Carrying Amount	Accumulated Amortization	Net Book Value
Patent costs	**$20,983**	**$ 5,242**	**$15,741**
Customer relationships	**25,402**	**5,689**	**19,713**
Noncompete agreements	**5,935**	**4,223**	**1,712**
Core/developed technology	**2,788**	**1,888**	**900**
Trade name	**890**	**—**	**890**
Other	**638**	**620**	**18**
Total	**$56,636**	**$17,662**	**$38,974**

	October 31, 2008		
	Carrying Amount	Accumulated Amortization	Net Book Value
Patent costs	$20,882	$ 3,628	$17,254
Customer relationships	24,166	3,330	20,836
Noncompete agreements	5,766	3,318	2,448
Core/developed technology	2,788	1,654	1,134
Other	1,117	1,063	54
Total	$54,719	$12,993	$41,726

Indefinite-lived intangible assets are trademarks and trade names associated with Dage, Picodostec, YESTech and TAH Industries. Indefinite-lived intangible assets are not subject to amortization and need to be tested for impairment annually or more often if indications of impairment exist. Testing is performed at the component level with which the asset is associated. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment charge is recognized in an amount equal to that excess. After an impairment charge is recognized, the adjusted carrying amount of the intangible asset becomes its new accounting basis. Subsequent reversal of a previously recognized impairment charge is prohibited.

The common valuation technique for trademark and trade names is the "relief from royalty method." The theory is that these assets relieve the owner from having to pay a hypothetical royalty attributable to an exclusive license for selling products under the trademark or trade name. The value of the hypothetical exclusive license is based upon the present value of a stream of hypothetical royalty payments, using assumptions for revenue growth (the same as for goodwill testing), discount rates (slightly more risk premium than for goodwill testing), royalty rates (based on market data), and tax amortization benefits (based upon statutory guidance).

The conclusion of this testing resulted in impairment charges totaling $8,282 as follows by reporting unit: Dage $5,365, Picodostec $157, YESTech $350, and TAH Industries $2,410. The charge for the TAH trade name is due to our branding program, under which TAH product lines are being integrated into and marked as "Nordson EFD" over the next several years. Accordingly, the TAH trade name has been converted to a finite-lived asset.

At October 31, 2009 and 2008, $3,170 and $12,148, respectively, of trademark and trade name intangible assets were not subject to amortization.

Amortization expense for fiscal years 2009 and 2008 was $5,100 and $5,797, respectively. Estimated amortization expense for each of the five succeeding fiscal years follows:

Fiscal Year	Amounts
2010	$5,371
2011	$4,919
2012	$4,349
2013	$3,948
2014	$3,358

Note 18 — Fair value measurements

In the first quarter of fiscal year 2009, we adopted a FASB statement regarding fair value measurements with respect to financial instruments. This standard provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. It also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. The adoption did not impact our results of operations or financial position. In February 2008, the FASB issued an update that permits a one-year deferral of the original standard for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The inputs to the valuation techniques used to measure fair value are classified into the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the classification of our financial assets and liabilities measured at fair value on a recurring basis at October 31, 2009:

	Total	Level 1	Level 2	Level 3
Assets:				
Rabbi trust[a]	$13,126	$ —	$13,126	$ —
Forward exchange contracts[b]	4,028	—	4,028	—
Total assets at fair value	$17,154	$ —	$17,154	$ —
Liabilities:				
Deferred compensation plans[c]	$20,057	$20,057	$ —	$ —
Forward exchange contracts[b]	345	—	345	—
Total liabilities at fair value	$20,402	$20,057	$ 345	$ —

(a) We maintain a rabbi trust that serves as an investment to shadow our deferred compensation plan liability. The investment assets of the trust consist of life insurance policies for which we recognize income or expense based upon changes in cash surrender value.

(b) We enter into foreign currency forward contracts to reduce the risk of foreign currency exposures resulting from receivables, payables, intercompany receivables, intercompany payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Foreign exchange contracts are valued using market exchange rates.

(c) Senior management and other highly compensated employees may defer up to 100 percent of their salary and incentive compensation into various non-qualified deferred compensation plans. Deferrals can be allocated to various market performance measurement funds. Changes in the value of compensation deferred under these plans are recognized each period based on the fair value of the underlying measurement funds.

We had no financial assets and liabilities measured at fair value on a non-recurring basis as of October 31, 2009.

Note 19 — Quarterly financial data (unaudited)

	First	Second	Third	Fourth
Fiscal year 2009:				
Sales	**$186,608**	**$188,840**	**$206,273**	**$ 237,444**
Gross margin	**107,237**	**102,883**	**121,737**	**137,069**
Net income (loss)	**11,156**	**13,843**	**23,979**	**(209,033)**
Earnings (loss) per share:				
Basic	**.33**	**.41**	**.71**	**(6.22)**
Diluted	**.33**	**.41**	**.71**	**(6.22)**
Fiscal year 2008:				
Sales	$244,689	$294,116	$288,362	$ 297,662
Gross margin	139,859	165,873	162,439	162,264
Net income	21,339	33,049	32,370	30,746
Earnings per share:				
Basic	.63	.99	.95	.91
Diluted	.62	.97	.93	.90

The sum of the per-share amounts for the four quarters of fiscal years 2009 and 2008 do not equal the annual per-share amounts due to differences in the average number of shares outstanding during the respective periods.

Pre-tax goodwill and long-lived asset impairments of $243,043 were recognized in the fourth quarter of fiscal year 2009.

During the first quarter of fiscal year 2009, a gain of $5,036 related to the sale of real estate was recorded. Pretax severance and restructuring costs of $8,064, $5,054, $977 and $2,301 were recognized in the first, second, third and fourth quarters, respectively, of fiscal year 2009.

Pretax severance and restructuring costs of $92, $(32), $240 and $5,321 were recognized in the first, second, third and fourth quarters, respectively, of fiscal year 2008.

Note 20 — Contingencies

We are involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — We have voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties (PRPs) to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site.

The Feasibility Study / Remedial Investigation for this project was completed and approved by the Wisconsin Department of Natural Resources (WDNR) in September 2006. In the fourth quarter of fiscal year 2007, the PRPs signed an Environmental Repair Contract with the WDNR. At that time, the estimated cost to us for Site remediation, constructing a potable water delivery system and ongoing operation, maintenance and monitoring (OM&M) at the Site and the impacted area down gradient of the Site over the statutory monitoring period of 30 years was $3,008. At October 31, 2007, we recorded $1,858 in other current liabilities, and the remaining amount of $1,150 was classified as long-term. During fiscal year 2008, $1,858 was paid in fulfillment of our obligation to fund a portion of the estimated cost of site remediation, construction of the potable water delivery system and one year of OM&M. During fiscal year 2009, an additional payment of $265 was made, leaving a balance for the remaining OM&M obligation of $885. This amount was reported in other long-term liabilities at October 31, 2009.

During fiscal year 2008, agreements were reached with seven insurance companies that resulted in reimbursement to us of $1,863 for costs related to this remediation project. The reimbursements are recorded as offsets to selling and administrative expenses.

The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Note 21 — Subsequent events

Effective with the third quarter of fiscal year 2009, we adopted a FASB statement that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption did not impact our financial position or results of operations. We evaluated all events or transactions that occurred after October 31, 2009 through December 18, 2009, the date we issued these financial statements. During this period we did not have any material recognizable or non-recognizable subsequent events.

Management's Report on Internal Control Over Financial Reporting

The management of Nordson Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.

Using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Nordson's management assessed the effectiveness of our internal control over financial reporting as of October 31, 2009.

Based on our assessment, management concluded that our internal control over financial reporting was effective as of October 31, 2009.

Nordson's independent auditors, Ernst & Young LLP, have issued an audit report on the effectiveness of our internal control over financial reporting as of October 31, 2009. This report is included herein.

/s/ EDWARD P. CAMPBELL
Chairman of the Board, President and
Chief Executive Officer
December 18, 2009

/s/ GREGORY A. THAXTON
Vice President, Chief Financial Officer
December 18, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited Nordson Corporation's internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nordson Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nordson Corporation maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Nordson Corporation and subsidiaries as of October 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2009 of Nordson Corporation and our report dated December 18, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 18, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited the accompanying consolidated balance sheets of Nordson Corporation and subsidiaries as of October 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2) and (c). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nordson Corporation and subsidiaries at October 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the recognition and measurement date provisions, respectively, originally issued in FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment to FAS 87, 88, 106 and 132(R)" (codified in FASB ASC Topic 715, "Compensation — Retirement Benefits") effective October 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Nordson Corporation's internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 18, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 18, 2009

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Our management, with the participation of the principal executive officer (chairman, president and chief executive officer) and the principal financial officer (vice president, chief financial officer), has reviewed and evaluated our disclosure controls and procedures (as defined in the Securities Exchange Act Rule 13a-15e) as of October 31, 2009. Based on that evaluation, our management, including the principal executive and financial officers, has concluded that our disclosure controls and procedures were effective as of October 31, 2009 in ensuring that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting. The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over reporting. There were no changes in our internal controls over financial reporting that occurred during the fourth quarter of the fiscal year ended October 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our definitive Proxy Statement for the 2010 Annual Meeting of Shareholders. Information regarding Audit Committee financial experts is incorporated by reference to the caption "Election of Directors" of our definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

Our executive officers serve for a term of one year from date of election to the next organizational meeting of the board of directors and until their respective successors are elected and qualified, except in the case of death, resignation or removal. Information concerning executive officers is contained in Part I of this report under the caption "Executive Officers of the Company."

We have adopted a code of ethics for all employees and directors, including the principal executive officer, other executive officers, principal finance officer and other finance personnel. A copy of the code of ethics is available free of charge on our Web site at http://www.nordson.com/Corporate/Governance/. We intend to satisfy our disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to or waiver of a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K by posting such information on our Web site.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the captions "Directors Compensation for Fiscal Year 2009," "Summary Compensation for Fiscal Year 2009," "Grants of Plan-Based Awards for Fiscal Year 2009," "Option Exercises and Stock Vested for Fiscal Year 2009," "Pension Benefits for Fiscal Year 2009," "Nonqualified Deferred Compensation for Fiscal Year 2009" and "Potential Payments Upon Termination or Change of Control" in our definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the caption "Ownership of Nordson Common Shares" in our definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

Equity Compensation Table

The following table sets forth information regarding equity compensation plans in effect as of October 31, 2009.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first reporting column)
Equity compensation plans approved by security holders	1,799	$35.30	842
Equity compensation plans not approved by security holders	—	—	—
Total	1,799	$35.30	842

The number of Common Shares available for grant is 2.5 percent of the number of Common Shares outstanding as of the first day of each fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the caption "Review of Transactions with Related Persons" in our definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

William D. Ginn, a director of Nordson, is a retired partner with the law firm of Thompson Hine LLP. Thompson Hine LLP has in the past provided and continues to provide legal services to us.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the caption "Independent Auditors" in our definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a)(1). Financial Statements

The financial statements listed in the accompanying index to financial statements are included in Part II, Item 8.

(a)(2) and (c). Financial Statement Schedule

Schedule II Valuation and Qualifying Accounts and Reserves for each of the three years in the period ending October 31, 2009.

No other consolidated financial statement schedules are presented because the schedules are not required, because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements, including the notes thereto.

(a)(3) and (b). Exhibits

The exhibits listed on the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDSON CORPORATION

Date: December 18, 2009

By: /s/ GREGORY A. THAXTON

Gregory A. Thaxton
Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ EDWARD P. CAMPBELL — December 18, 2009

Edward P. Campbell
Chairman of the Board, President and
Chief Executive Officer
(Principal Executive Officer)

/s/ GREGORY A. THAXTON — December 18, 2009

Gregory A. Thaxton
Vice President, Chief Financial Officer
(Principal Financial Officer)
(Principal Accounting Officer)

/s/ RANDOLPH W. CARSON — December 18, 2009

Randolph W. Carson
Director

/s/ WILLIAM D. GINN — December 18, 2009

William D. Ginn
Director

/s/ STEPHEN R. HARDIS — December 18, 2009

Stephen R. Hardis
Director

/s/ DR. DAVID W. IGNAT — December 18, 2009

Dr. David W. Ignat
Director

/s/ JOSEPH P. KEITHLEY — December 18, 2009

Joseph P. Keithley
Director

/s/ WILLIAM P. MADAR — December 18, 2009

William P. Madar
Director

/s/ MICHAEL J. MERRIMAN, JR.	December 18, 2009
Michael J. Merriman, Jr. Director	
/s/ MARY G. PUMA	December 18, 2009
Mary G. Puma Director	
/s/ WILLIAM L. ROBINSON	December 18, 2009
William L. Robinson Director	
/s/ BENEDICT P. ROSEN	December 18, 2009
Benedict P. Rosen Director	

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Year	Assumed from Acquisitions	Charged to Expense	Deductions	Currency Effects	Balance at End of Year
Allowance for Doubtful Accounts						
Fiscal 2007	$ 3,665	229	1,147	1,089	350	$ 4,302
Fiscal 2008	$ 4,302	—	413	1,393	(255)	$ 3,067
Fiscal 2009	**$ 3,067**	—	**1,998**	**1,654**	**317**	**$ 3,728**
Inventory Obsolescence and Other Reserves						
Fiscal 2007	$ 8,576	2,156	2,896	2,252	989	$12,365
Fiscal 2008	$12,365	60	5,492	3,092	(1,692)	$13,133
Fiscal 2009	**$13,133**	—	**5,654**	**4,234**	**1,187**	**$15,740**
Warranty Accrual						
Fiscal 2007	$ 4,917	603	5,702	5,845	480	$ 5,857
Fiscal 2008	$ 5,857	—	6,070	6,048	(543)	$ 5,336
Fiscal 2009	**$ 5,336**	—	**3,824**	**4,913**	**340**	**$ 4,587**

NORDSON CORPORATION

Index to Exhibits
(Item 15(a) (3))

Exhibit Number	Description
(3)	Articles of Incorporation and By-Laws
3-a	1989 Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3-a to Registrant's Annual Report on Form 10-K for the year ended October 30, 2005)
3-b	1998 Amended Regulations (incorporated herein by reference to Exhibit 3-b to Registrant's Annual Report on Form 10-K for the year ended October 31, 2004)
(4)	Instruments Defining the Rights of Security Holders, including indentures
4-a	$400 million Credit Agreement between Nordson Corporation and various financial institutions (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated July 16, 2007)
4-b	$100 million Senior Note Purchase Agreement between Nordson Corporation and various insurance companies (incorporated herein by reference to Exhibit 4-c to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)
4-c	Note Purchase and Private Shelf Agreement dated February 22, 2008 (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated February 25, 2008)
(10)	Material Contracts
10-a	Amended and Restated Nordson Corporation 2004 Management Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated February 25, 2008)*
10-b	Nordson Corporation Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-b to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-b-1	Nordson Corporation 2005 Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-1 to Registrant's Form 10-Q for the quarter ended January 30, 2005)*
10-b-2	Nordson Corporation 2005 Deferred Compensation Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-a to Registrant's Form 8-K dated December 16, 2008)*
10-c	Indemnity Agreement (incorporated herein by reference to Exhibit 10-c to Registrant's Annual Report on Form 10-K for the year ended October 31, 2007)*
10-d	Restated Nordson Corporation Excess Defined Contribution Retirement Plan*
10-d-1	First Amendment to Nordson Corporation Excess Defined Contribution Retirement Plan (incorporated herein by reference to Exhibit 10-d-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-d-2	Nordson Corporation 2005 Excess Defined Contribution Benefit Plan (incorporated herein by reference to Exhibit 10-d-2 to Registrant's Annual Report on Form 10-K for the year ended October 30, 2005)*
10-d-3	Nordson Corporation 2005 Excess Defined Contribution Retirement Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-c to Registrant's Form 8-K dated December 16, 2008)*
10-e	Nordson Corporation Excess Defined Benefit Pension Plan*
10-e-1	Second Amendment to Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-e-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-e-2	Nordson Corporation 2005 Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-2 to Registrant's Form 10-Q for the quarter ended January 30, 2005)*
10-e-3	Nordson Corporation 2005 Excess Defined Benefit Pension Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-b to Registrant's Form 8-K dated December 16, 2008)*

Index to Exhibits — *Continued*

Exhibit Number	Description
10-f	Employment Agreement between the Registrant and Edward P. Campbell (incorporated herein by reference to Exhibit 10-f to Registrant's Annual Report on Form 10-K for the year ended October 31, 2004)*
10-g	Nordson Corporation 1993 Long-Term Performance Plan, as amended March 12, 1998 Agreement (incorporated herein by reference to Exhibit 10-g to Registrant's Annual Report on Form 10-K for the year ended October 31, 2008)*
10-g-1	Amended and Restated Nordson Corporation 2004 Long-Term Performance Plan (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated February 25, 2008)*
10-h	Nordson Corporation Assurance Trust Agreement (incorporated herein by reference to Exhibit 10-h to Registrant's Annual Report on Form 10-K for the year ended October 31, 2004)*
10-h-1	Employment Agreement (Change in Control) between the Registrant and Edward P. Campbell (incorporated herein by reference to Exhibit 10-h-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2004)*
10-h-2	Amended Employment Agreement (Change in Control) between the Registrant and Edward P. Campbell (incorporated herein by reference to Exhibit 10.3 to Registrant's Form 8-K dated December 16, 2008)*
10-h-3	Supplemental Pension and Severance Benefits Arrangement with Edward P. Campbell between the Registrant and Edward P. Campbell (incorporated herein by reference to Exhibit 10.4 to Registrant's Form 8-K dated December 16, 2008)*
10-h-4	Form of Employment Agreement (Change in Control) between the Registrant and Officers — excluding Edward P. Campbell (incorporated herein by reference to Exhibit 10-h-2 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2004)*
10-h-5	Form of Change in Control Retention Agreement between the Registrant and Executive Officers (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated December 16, 2008)*
10-i	Stock Redemption Agreement between the Registrant and Russell L. Bauknight dated August 26, 2005 (incorporated herein by reference to Exhibit 10-i to Registrant's Annual Report on Form 10-K for the year ended October 30, 2005)
10-j	Compensation Committee Rules of the Nordson Corporation 2004 Long Term Performance Plan governing directors' deferred compensation (incorporated herein by reference to Exhibit 10-3 to Registrant's Form 10-Q for the quarter ended January 30, 2005)*
10-l	Stock Purchase Agreement between John Greasley, Nordson Corporation and Dage Holdings Limited (incorporated herein by reference to Exhibit 99.3(b) to Registrant's Form 8-K dated December 19, 2006)
(21)	Subsidiaries of the Registrant
(23)	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(99)	Additional Exhibits
99-a	Form S-8 Undertakings (Nos. 33-18309 and 33-33481)

*Indicates management contract or compensatory plan, contract or arrangement in which one or more directors and/or executive officers of Nordson Corporation may be participants.

Exhibit 21

NORDSON CORPORATION
Subsidiaries of the Registrant

The following table sets forth the subsidiaries of the Registrant (each of which is included in the Registrant's consolidated financial statements), and the jurisdiction under the laws of which each subsidiary was organized.

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
Australia	Nordson Australia Pty. Limited
Austria	Nordson GmbH
Belgium	Nordson Benelux S.A./N.V.
Brazil	Nordson do Brasil Industria e Comercio Ltda.
Canada	Nordson Canada Limited
China	Nordson (China) Co., Ltd.
China	Dage Test Systems (Suzhou) Co. Ltd.(1)
China	Dage Trading (Suzhou) Co. Ltd.(1)
Colombia	Nordson Andina Limitada
Czech Republic	Nordson CS, spol.s.r.o.
Denmark	Nordson Danmark A/S
Finland	Nordson Finland Oy
France	Nordson France S.A.S.
France	Dosage 2000(2)
Germany	Nordson Deutschland GmbH(3)
Germany	Nordson Holdings GmbH(4)
Germany	Nordson Engineering GmbH(5)
Germany	Dage Deutschland GmbH(7)
Germany	Dage SemiConductor GmbH(7)
Germany	Dage Medixtec GmbH(7)
Germany	Dage Electronic Europa Vertrieb EV GmbH(7)
Germany	Picodostec GmbH(8)
Hong Kong	Nordson Asia Pacific, Ltd.
India	Nordson India Private Limited
Italy	Nordson Italia S.p.A.
Japan	Nordson K.K.
Japan	Nordson Asymtek K.K.
Japan	Dage Arctek(1)
Luxembourg	Nordson European Holdings Luxembourg SARL
Malaysia	Nordson (Malaysia) Sdn. Bhd.
Mexico	Nordson de Mexico, S.A. de C.V.
The Netherlands	Nordson Benelux B.V.
The Netherlands	Nordson B.V.
New Zealand	Nordson New Zealand
Norway	Nordson Norge A/S
Poland	Nordson Polska Sp.z.o.o.
Portugal	Nordson Portugal Equipamento Industrial, Lda.
Russia	Nordson Russia Limited Liability Company
Singapore	Nordson S.E. Asia (Pte.) Ltd.
Singapore	Dage (SEASIA) Pte. Ltd.(1)
South Africa	MLT Systems Holdings (Pty.) Limited
South Korea	Nordson Korea
Spain	Nordson Iberica, S.A.

Subsidiaries of the Registrant — *Continued*

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
Sweden	Nordson AB
Switzerland	Nordson (Schweiz) A.G.[9]
United Kingdom	Nordson (U.K.) Limited
United Kingdom	Nordson U.V. Limited.
United Kingdom	Primarc Limited
United Kingdom	Dage Holdings Limited
United Kingdom	Dage Precision Industries Ltd.[6]
DOMESTIC:	
California	Asymptotic Technologies, Inc.[10]
California	March Plasma Systems, Inc.
California	H.P. Solutions, Inc.[11]
California	Dage Precision Industries, Inc.[6]
California	YESTech, Inc.
New Jersey	Horizon Lamps, Inc.
New Jersey	TAH Industries
Ohio	Nordson U.S. Trading Company
Rhode Island	Electron Fusion Devices, Inc.
Rhode Island	EFD, International, Inc.[2]

Ownership Legend

(1) Owned by Dage Precision Industries Limited

(2) Owned by Electron Fusion Devices, Inc.

(3) Owned by Nordson Engineering GmbH, Nordson Corporation and Nordson Holdings GmbH

(4) Merged into Nordson European Holdings Luxembourg Sarl

(5) Owned by Nordson Corporation and Nordson European Holdings Luxembourg Sarl

(6) Owned by Dage Holdings Limited

(7) Owned by Dage Deutschland GmbH

(8) Owned by Nordson Deutschland GmbH

(9) Owned by Nordson Benelux S.A./N.V.

(10) Doing business as Asymtek

(11) Doing business as H.F. Johnston Manufacturing, Inc

Exhibit 23
NORDSON CORPORATION
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 33-18309) pertaining to the Nordson Employees' Savings Trust Plan,

(2) Registration Statement (Form S-8 No. 33-33481) pertaining to the Nordson Hourly-Rated Employees' Savings Trust Plan,

(3) Registration Statement (Form S-8 No. 33-67780) pertaining to the Nordson Corporation 1993 Long-Term Performance Plan,

(4) Registration Statement (Form S-8 No. 333-119399) pertaining to the Nordson Corporation 2004 Long-Term Performance Plan;

of our reports dated December 18, 2009, with respect to the consolidated financial statements and schedule of Nordson Corporation and the effectiveness of internal control over financial reporting of Nordson Corporation included in the Annual Report (Form 10-K) for the year ended October 31, 2009.

Ernst + Young LLP

Cleveland, Ohio
December 18, 2009

Exhibit 31.1
Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Edward P. Campbell, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ EDWARD P. CAMPBELL

Edward P. Campbell
Chairman of the Board of Directors,
President and Chief Executive Officer

Date: December 18, 2009

Exhibit 31.2

Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Gregory A. Thaxton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Vice President, Chief Financial Officer

Date: December 18, 2009

Exhibit 32.1
Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward P. Campbell, chairman of the board of directors, president and chief executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ EDWARD P. CAMPBELL

Edward P. Campbell
Chairman of the Board of Directors,
President and Chief Executive Officer

December 18, 2009

Exhibit 32.2
Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 Of The Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory A. Thaxton, vice president, chief financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Vice President, Chief Financial Officer

December 18, 2009

Executive Officers


Edward P. Campbell
Chairman, President and Chief Executive Officer


Gregory A. Thaxton
Vice President, Chief Financial Officer


John J. Keane
Senior Vice President, Advanced Technology Systems


Peter G. Lambert
Senior Vice President, Adhesive Dispensing Systems


Douglas C. Bloomfield
Vice President, Industrial Coating Systems


Gregory P. Merk
Vice President, Pacific South Division


Shelly M. Peet
Vice President, Human Resources and Chief Information Officer


Robert E. Veillette
Vice President, General Counsel and Secretary

Board of Directors


Edward P. Campbell
Chairman, President & Chief Executive Officer, Nordson Corporation


Randolph W. Carson
Retired Executive Officer, Eaton Corporation


William D. Ginn
Retired Partner, Thompson Hine LLP


Stephen R. Hardis
Retired Chairman and Chief Executive Officer, Eaton Corporation


David W. Ignat
Consulting Physicist


Joseph P. Keithley
Chairman, President and Chief Executive Officer, Keithley Instruments, Inc.


William P. Madar
Retired Chairman and Chief Executive Officer, Nordson Corporation


Michael J. Merriman
Operating Advisor, Resilience Capital Partners LLC


Mary G. Puma
Chairman and Chief Executive Officer, Axcelis Technologies, Inc.


William L. Robinson
Distinguished Professor of Law, University of the District of Columbia's David A. Clarke School of Law


Benedict P. Rosen
Retired Chairman, AVX Corporation

Media and Investor Relations Contact
James R. Jaye, Director of Communications and Investor Relations | jim.jaye@nordson.com +1.440.414.5639



This report was bound using Nordson adhesive dispensing equipment.

Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145-4551 USA

+1.440.892.1580
www.nordson.com
Nasdaq: NDSN


Nordson